UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

☒ Registration statement pursuant to Section 12(b) OR (g) of the Securities Exchange Act of 1934

or

☐ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended________________

or

☐ Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from ___________to_____________

Commission file number________________

BLENDER BITES LIMITED
(Exact name of Registrant as specified in its charter)

_______________________________________
(Translation of Registrant's name into English)

    British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 800 - 1199 West Hastings Street, Vancouver, British Columbia, Canada V6E 3T5
(Address of principal executive offices)

Contact Person: Geoff Balderson, Tel: 236 521-0626, Email: gb@amalficorp.ca
Suite 800 - 1199 West Hastings Street, Vancouver, British Columbia, Canada V6E 3T5
(Name, telephone, e-mail and/or facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's capital or common stock as of the close period covered by the annual report: N/A

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☐

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐ No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
☐    ITEM 17  ☐    ITEM 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐    YES  ☐    NO

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This registration statement contains forward-looking statements, meaning statements that reflect our current expectations and views of future events and future financial performance. These forward-looking statements are made under the applicable safe-harbor provisions of United States and Canadian securities laws. In some cases, you can identify forward-looking statements by terminology such as "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may", "should", "potential", or "continue", the negative thereof or other variations thereon or comparable terminology.

These forward-looking statements include, but are not limited to, statements about:

  our future business development, financial conditions and results of operations;
  the expect growth of the industry that we operate in;
  our expectations regarding demand for and market acceptance of our products and services;
  competition in our industry;
  the belief that the Company is well-positioned to capitalize on the increasing demand for functional foods;
  the expectations regarding trends in the functional foods industry and the belief that as the functional foods sector evolves, demand for more wholesome options such as the Company's products will grow;
  our expectations regarding our ability to develop, manufacture and deliver our products in fulfilment of our contractual commitments;
  expectations regarding the production capacity of the existing and future facilities and the ability to increase and/or maximize production and ultimately sales as a result thereof;
  our expectations regarding our relationships with distributors, customers, ingredient and other suppliers, strategic partners and other stakeholders; and
  assumptions underlying or related to any of the foregoing.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. There can be no assurance that the forward-looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.

Known and unknown risks, uncertainties and other factors include, but are not limited to:

• the ability of the Company to continue as a going concern;

• the availability of capital on acceptable terms;

• volatile market price of shares;

• protection of intellectual property rights;

• the effect of competition on the business;

• government regulation of the food industry creating risks and challenges;

• the effect of product labelling requirements;

• the price of raw materials;

• consumer trends;

• supply chain management;

• availability of suppliers of raw materials;

• limited or disrupted supply of key ingredients;

• the effect of climate change on the availability of key ingredients for the Company's products;

• product liability;

• product recalls;

• customer consolidation in the food retail business;

• food safety and consumer health;

• brand value;

• reputation risk;

• effect of public health crises including the current COVID-19 pandemic;

• failure to expand production capacity;

• effect of product innovation;

• failure to retain current customers and/or recruit new customers;

• litigation risk;

• third party reliance for manufacturing, shipping and payment processing;

• failure to meet social responsibility metrics;

• speculative nature of investment risk;

• the Company's history of losses;

• liquidity and future financing risk;

• additional funding requirements and risks;

• general global economic risk;

• technical, logistical or processing problems;

• restrictions on sales activities;

• key personnel risks;

• security breaches;

• competition;

• dependence on suppliers;

• conflicts of interest;

• cyber security risks; and

• other factors specifically identified as risk factors in this registration statement and the documents incorporated herein by reference herein.

Accordingly, shareholders and prospective investors should not place undue reliance on forward-looking statements. The forward-looking statements in this registration statement speak only as to the date hereof. Except as required by applicable law, including the securities laws of the United States and Canada, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

REPORTING CURRENCY AND IFRS

In this registration statement, unless otherwise stated, all dollar amounts are expressed in Canadian dollars ("$"). "US$" refers to United States dollars. The financial statements and summaries of financial information contained in this registration statement are also reported in Canadian dollars ("$") unless otherwise stated. All such financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), unless expressly stated otherwise.

FOREIGN PRIVATE ISSUER STATUS

As used in this registration statement, the terms "we", "us", "our", our "Company" and the "Company" refer to Blender Bites Limited, a British Columbia corporation.

More than 50% of the outstanding voting common shares of the Company are held by non-United States residents as of August 16, 2023. As 50% or more of our common shares are not held by United States residents, we do not need to review the tests regarding directors and officer residence, location of the principal administration of our business, and the location of the majority of our assets.  Based on the foregoing, we believe that we qualify as a "foreign private issuer" and, as a result, are able to continue to report regarding our common shares using this Form 20-F registration statement.

EMERGING GROWTH COMPANY STATUS

Pursuant to The Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), we are classified as an "Emerging Growth Company." Under the JOBS Act, Emerging Growth Companies are exempt from certain reporting requirements, including the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. Under this exemption, our auditor will not be required to attest to and report on management's assessment of our internal controls over financial reporting during a five-year transition period. We are also exempt from certain other requirements, including the requirement to adopt certain new or revised accounting standards until such time as those standards would apply to private companies. The Company will remain an Emerging Growth Company for up to the last day of the fiscal year following the fifth anniversary of the date of the first sale of common equity securities pursuant to an effective registration statement under the Securities Act of 1933, although it will lose that status earlier if revenues exceed $1 billion, or if the Company issues more than $1 billion in non-convertible debt in a three year period, or the Company will lose that status on the date that it is deemed to be a large accelerated filer.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.  Directors and Senior Management

Names	Business Addresses	Functions
Chelsie Hodge	Suite 800, 1199 W Hastings St Vancouver, BC V6E 3T5	As Chief Executive Officer and director, Ms. Hodge is responsible for the management of our operations.
Geoff Balderson	Suite 800, 1199 W Hastings St Vancouver, BC V6E 3T5	As Chief Financial Officer, Mr. Balderson is responsible for the management and supervision of all of the financial aspects of our business.
Steve Pear	Suite 800, 1199 W Hastings St Vancouver, BC V6E 3T5

As Chief Operating Officer, Mr. Pear is responsible for overseeing the complete operation of the Company in accordance with the direction established in the strategic plans; and evaluating the success of the Company in reaching its goals.

Patrick Morris	Suite 800, 1199 W Hastings St Vancouver, BC V6E 3T5	As a director, Mr. Morris participates in management oversight and helps to ensure compliance with our corporate governance policies and standards.
Christopher Mackay	Suite 800, 1199 W Hastings St Vancouver, BC V6E 3T5	As a director, Mr. Mackay participates in management oversight and helps to ensure compliance with our corporate governance policies and standards.
Grant Smith	Suite 800, 1199 W Hastings St Vancouver, BC V6E 3T5	As a director, Mr. Smith participates in management oversight and helps to ensure compliance with our corporate governance policies and standards.
Nima Bahrami	Suite 800, 1199 W Hastings St Vancouver, BC V6E 3T5	As a director, Mr. Bahrami participates in management oversight and helps to ensure compliance with our corporate governance policies and standards.
Nicole Lacson	Suite 800, 1199 W Hastings St Vancouver, BC V6E 3T5	As Corporate Secretary, Ms. Lacson is responsible for the management and supervision of all of the compliance aspects of our business.

B.  Advisers

Our legal advisers for matters related to Canadian law are Cassels Brock & Blackwell LLP, with a business address at Suite 2200, 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3E8. Our legal advisers for matters related to U.S. law are Galanopoulos & Company, with a business address at Suite 1480, 885 West Georgia Street, Box 1078, Vancouver, British Columbia, Canada V6C 3E8.

C.  Auditors

Our auditors are Crowe MacKay LLP, Chartered Professional Accountants, with a business office located at 1100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 4T5.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable to Form 20-F filed as a registration statement under the Exchange Act.

ITEM 3.  KEY INFORMATION

A.  [Reserved]

B.  Capitalization and Indebtedness

The Company's authorized capital consists of an unlimited number of common shares without par value.  As of August 31, 2023, the Company had 6,167,783 common shares issued and outstanding as well as 1,360,500 stock options, 1,144,689 share purchase warrants and 180,000 restricted share units ("RSUs").

As of August 31, 2023, the Company had current liabilities of $2,418,216, comprised of $2,381,805 in accounts payable and accrued liabilities and $36,411 in promissory notes, which is unsecured and unguaranteed.

C.  Reason for the Offer and Use of Proceeds

Not applicable to Form 20-F filed as a registration statement filed under the Exchange Act.

D.  Risk Factors

In addition to the other information presented in this registration statement, the following should be considered carefully in evaluating our Company and its business. This registration statement contains forward-looking statements and information within the meaning of U.S. and Canadian securities laws that involve risks and uncertainties. Our actual results may differ materially from the results discussed in the forward-looking statements and information. Factors that might cause such differences include those discussed below and elsewhere in this registration statement.

Limited operating history

We have a very limited history of operations, which makes evaluating our business and future prospects difficult. As such, we are subject to many risks common to enterprises in similar circumstances, including under-capitalization, limitations with respect to personnel, financial, and other resources and lack of revenues. There is no assurance that we will be successful in achieving a return to investors and the likelihood of success must be considered in light of our lack of experience in the functional foods and plant-based industry in North America.

Because we have a limited operating history in an emerging area of business, potential investors should consider and evaluate our operating prospects in light of the risks and uncertainties frequently encountered by early-stage companies in rapidly evolving markets. These risks may include:

  risks that we may not have sufficient capital to achieve its growth strategy;
  risks that we may not develop our product and service offerings in a manner that enables us to be profitable and meet our customers' requirements;
  risks that our growth strategy may not be successful;
  risks that fluctuations in our operating results will be significant relative to our revenues; and
  risks relating to an evolving regulatory regime.

Our growth will depend substantially on our ability to address these and the other risks described in this section. If we do not successfully address these risks, our business may be significantly harmed, and our common shares may lose value or become worthless.

Uncertainty about our ability to continue as a going concern

Our ability to continue as a going concern will be dependent upon our ability in the future to grow our revenue and achieve profitable operations and, in the meantime, to obtain the necessary financing to meet its obligations and repay its liabilities when they become due. External financing, predominantly by the issuance of equity and debt, will be sought to finance our operations; however, there can be no certainty that such funds will be available at terms acceptable to the Company, or at all. These conditions indicate the existence of material uncertainties that may cast significant doubt about our ability to continue as a going concern.

Our actual financial position and results of operations may differ materially from the expectations of our management.

Our actual financial position and results of operations may differ materially from management's expectations. As a result, our revenue, net income and cash flow may differ materially from our projected revenue, net income and cash flow. The process for estimating our revenue, net income and cash flow requires the use of judgment in determining the appropriate assumptions and estimates. These estimates and assumptions may be revised as additional information becomes available and as additional analyses are performed. In addition, the assumptions used in planning may not prove to be accurate, and other factors may affect our financial condition or results of operations.

Probable lack of business diversification

Because we will be initially focused solely on developing its functional foods and plant-based business, the prospects for our success will be dependent upon the future performance and market acceptance of our intended facilities, products, processes and services. Unlike certain entities that have the resources to develop and explore numerous product lines, operating in multiple industries or multiple areas of a single industry, we do not anticipate having the ability to immediately diversify or benefit from the possible spreading of risks or offsetting of losses. Again, the prospects for our success may become dependent upon the development or market acceptance of a very limited number of facilities, products, processes or services.

Public health crises

Public health crises could adversely affect our business. Our financial and/or operating performance could be materially adversely affected by the outbreak of public health crises, epidemics, pandemics or outbreaks of new infectious diseases or viruses. Such public health crises can result in volatility and disruption to global supply chains, consumer, trade and market sentiment, mobility of people, and global financial markets, which could affect share prices, interest rates, credit ratings, credit risk, inflation, business, financial conditions and results of operations, and other factors relevant to the Company. The risks to the Company of such public health crises also include risks to employee health and safety, a slowdown or temporary suspension of operations in geographic locations impacted by an outbreak or could result in the cancellation of orders, as well as supply chain disruptions and could negatively impact our business, financial condition, results of operations, cash flows and the trading price of our common shares.

Regulatory compliance risks

Achievement of our business objectives is contingent, in part, upon compliance with regulatory requirements enacted by governmental authorities and obtaining all regulatory approvals, where necessary, for the sale of its products. The Company may not be able to obtain or maintain the necessary licenses, permits, quotas, authorizations or accreditations to operate its business or may only be able to do so at great cost. The Company cannot predict the time required to secure all appropriate regulatory approvals for its products, or the extent of testing and documentation that may be required by local governmental authorities.

The officers and directors of the Company must rely, to a great extent, on our legal counsel and local consultants retained by the Company in order to keep abreast of material legal, regulatory and governmental developments as they pertain to and affect our business operations, and to assist the Company with its governmental relations. The Company will rely on the advice of local experts and professionals in connection with current and new regulations that develop in respect of banking, financing and tax matters.

The Company will incur ongoing costs and obligations related to regulatory compliance. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to our operations, increase compliance costs or give rise to material liabilities, which could all have a material adverse effect on the business, results of operations and financial condition of the Company.

Food safety and consumer health

The Company will be subject to risks that affect the food industry in general, including risks posed by food spoilage, accidental contamination, product tampering, consumer product liability, and the potential costs and disruptions of a product recall. The Company attempts to manage these risks by maintaining strict and rigorous controls and processes in its production facility and distribution system. However, the Company cannot assure investors that such systems will eliminate the risks related to food safety. The Company could be required to recall certain or a large portion of its products in the event of contamination or adverse test results or as a precautionary measure. There is also a risk that not all of the products subject to the recall will be properly identified, or that the recall will not be successful or not be enacted in a timely manner. A product recall could result in significant losses due to its costs, destruction of product inventory and lost sales due to the unavailability of the product or potential loss of current or new customers as a result of an adverse impact on our reputation. In addition, once purchased by consumers, the Company has no further control over its products and consumers may prepare its products in a manner that is inconsistent with its directions which may adversely affect the quality and safety of our products. Any product contamination could subject the Company to product liability claims, adverse publicity and government scrutiny, investigation or intervention, resulting in increased costs and decreased sales. Any of these events could have a material adverse impact on our business, financial condition and results of operations.

The Company faces competition from other companies that may have higher capitalization, more experienced management or may be more mature as a business.

Many other businesses in North America engage in similar activities to the Company. An increase in the companies competing in this industry could limit the ability of the Company to expand its operations. Current and new competitors may have better capitalization, a longer operating history, more expertise and be able to develop higher quality equipment or products at the same or a lower cost. The Company cannot provide assurances that it will be able to compete successfully against current and future competitors. Competitive pressures faced by the Company could have a material adverse effect on its business, operating results and financial condition.

The Company expects to incur significant ongoing costs and obligations related to its investment in infrastructure, growth, regulatory compliance and operations.

The Company expects to incur significant ongoing costs and obligations related to its investment in infrastructure and growth and for regulatory compliance, which could have a material adverse impact on our results of operations, financial condition and cash flows. In addition, future changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to our operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Company. Our efforts to grow its business may be costlier than the Company expects, and the Company may not be able to increase its revenue enough to offset its higher operating expenses. The Company may incur significant losses in the future for a number of reasons, and unforeseen expenses, difficulties, complications and delays, and other unknown events. If the Company is unable to achieve and sustain profitability, the market price of our common shares may significantly decrease.

Development of the business of the Company

The development of the business of the Company and its ability to execute on its expansion opportunities described herein will depend, in part, upon the amount of additional financing available. Failure to obtain sufficient financing may result in delaying, scaling back, eliminating or indefinitely postponing expansion opportunities and the business of our current or future operations. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be acceptable to the Company. In addition, there can be no assurance that future financing can be obtained without substantial dilution to existing shareholders.

There is no assurance that the Company will become profitable or pay dividends.

There is no assurance as to whether the Company will become profitable or pay dividends. The Company has incurred and anticipates that it will continue to incur substantial expenses relating to the development and initial operations of its business. The payment and amount of any future dividends will depend upon, among other things, our results of operations, cash flow, financial condition and operating and capital requirements. There is no assurance that future dividends will be paid, and, if dividends are paid, there is no assurance with respect to the amount of any such dividends. In the event that any of our investments, or any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such investments in the United States were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize the ability of the Company to declare or pay dividends, affect other distributions or subsequently repatriate such funds back to Canada.

The Company may not be able to effectively manage its growth and operations, which could materially and adversely affect its business.

If the Company implements its business plan as intended, it may in the future experience rapid growth and development in a relatively short period of time. The management of this growth will require, among other things, continued development of our financial and management controls and management information systems, stringent control of costs, the ability to attract and retain qualified management personnel and the training of new personnel. The Company intends to utilize outsourced resources and hire additional personnel to manage its expected growth and expansion. Failure to successfully manage its possible growth and development could have a material adverse effect on our business and the value of our common shares.

Our growth depends, in part, on expanding into additional food service and geographic markets, and we may not be successful in doing so.

We believe that our future growth depends not only on continuing to reach our current customer base and demographic, but also continuing to expand our business into other foodservice markets and geographies. The growth of our business will depend, in part, on our ability to continue to expand into additional foodservice markets including club stores, grocery stores, and other foodservice venues. Additionally, we are expanding our sales and marketing efforts to further penetrate additional geographies, particularly in the Southwestern United States. In these markets, we may encounter difficulties in attracting customers due to a lack of consumer familiarity with or acceptance of our brand. We continue to evaluate marketing efforts and other strategies to expand the customer base for our products. In addition, although we are investing in sales and marketing activities to further penetrate newer regions, including expansion of our dedicated sales force, we cannot assure you that we will be successful. If we are not successful, our business and results of operations may be harmed.

Liability, enforcement and complaints

Our participation in the functional foods and plant-based industry may lead to litigation, formal or informal complaints, enforcement actions and inquiries by third parties, other companies or various governmental authorities against the Company. Litigation, complaints and enforcement actions involving the Company could consume considerable amounts of financial and other corporate resources, which could have an adverse effect on our future cash flows, earnings, results of operations and financial condition.

Breaches of security at its facilities, or in respect of electronic documents and data storage and may face risks related to breaches of applicable privacy laws

Given the nature of our product, despite meeting or exceeding all legislative security requirements, there remains a risk of shrinkage, as well as theft. A security breach could expose the Company to additional liability and to potentially costly litigation, increase expenses relating to the resolution and future prevention of these breaches and may deter potential consumers from choosing our products. A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. Theft of data for competitive purposes, particularly consumer lists and preferences, is an ongoing risk whether perpetrated via employee collusion or negligence or through a deliberate cyber-attack. Any such theft or privacy breach would have a material adverse effect on our business, financial condition and results of operations.

Sources and availability of raw materials

Our ability to ensure a continuing supply of non-genetically modified organisms ("non-GMO") and organic ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow organic crops, climate conditions, changes in national and world economic conditions, currency fluctuations and forecasting adequate need of seasonal ingredients.

The organic ingredients that we use in the production of our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, water scarcity, temperature extremes, frosts, earthquakes and pestilences. Natural disasters and adverse weather conditions (including the potential effects of climate change) can lower crop yields and reduce crop size and crop quality, which in turn could reduce our supplies of non-GMO and organic ingredients or increase the prices of non-GMO and organic ingredients. If our supplies of non-GMO and organic ingredients are reduced, we may not be able to find enough supplemental supply sources on favorable terms, if at all, which could impact our ability to supply product to our customers and adversely affect our business, financial condition and results of operations. We also compete with other manufacturers in the procurement of non-GMO and organic product ingredients, which may be less plentiful in the open market than conventional product ingredients. This competition may increase in the future if consumer demand for non-GMO and organic products increases. This could cause our expenses to increase or could limit the amount of product that we can manufacture and sell.

Dependence on suppliers, manufacturers and distributors

We rely on a combination of purchase orders and supply contracts with our suppliers and distributors. With all of our suppliers and distributors, we face the risk that they may fail to produce and deliver supplies or our products on a timely basis, or at all. Furthermore, the products they manufacture for us may not comply with our quality standards. In addition, our suppliers and manufacturers may raise prices in the future, which would increase our costs and harm our margins. Even those suppliers and manufacturers with whom we have supply contracts may breach these agreements, and we may not be able to enforce our rights under these agreements or may incur significant costs attempting to do so. As a result, we cannot predict with certainty our ability to obtain supplies and finished products in adequate quantities, of required quality and at acceptable prices from our suppliers and manufacturers in the future. Any one of these risks could harm our ability to deliver our products on time, or at all, damage our reputation and our relationships with our customers, and increase our product costs thereby reducing our margins.

Our suppliers, manufacturers, and distributors could produce similar products for our competitors

Some of our arrangements with our manufacturers and suppliers are not exclusive. As a result, our suppliers or manufacturers could produce similar products for our competitors, some of which could potentially purchase products in significantly greater volume. Furthermore, while certain of our long-term contracts stipulate contractual exclusivity, those suppliers or manufacturers could choose to breach our agreements and work with our competitors. Our competitors could enter into restrictive or exclusive arrangements with our manufacturers or suppliers that could impair or eliminate our access to manufacturing capacity or supplies. Our manufacturers or suppliers could also be acquired by our competitors, and may become our direct competitors, thus limiting or eliminating our access to supplies or manufacturing capacity.

Changes in freight carrier costs related to the shipment of our products could have a material adverse impact on our results of operations

We rely upon third-party freight carriers for product shipments to our customers. Any failure to obtain sufficient freight capacity on a timely basis or at favorable shipping rates will result in our inability to receive products from suppliers or deliver products to our customers in a timely and cost-effective manner, which will result in a material adverse impact on our business, financial condition, results of operations or cash flows.

Insurance coverage

Our business is subject to a number of risks and hazards generally, including adverse environmental conditions, accidents, labor disputes, product liability and changes in the regulatory environment. Such occurrences could result in damage to assets, personal injury or death, environmental damage, delays in operations, monetary losses and possible legal liability. Although the Company will maintain insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance may not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards encountered in the operations of the Company is not generally available on acceptable terms. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Product recalls

Manufacturers and distributors of products can be subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labelling disclosure. If any of our products are recalled due to an alleged product defect or for any other reason, the Company could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. The Company may lose a significant number of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. A recall for any of the foregoing reasons could lead to decreased demand for our products and could have a material adverse effect on our results of operations and financial condition. Additionally, product recalls may lead to increased scrutiny of our operations by regulatory agencies, requiring further management attention and potential legal fees and other expenses.

Failure to successfully integrate acquired businesses, its products and other assets into the Company, or if integrated, failure to further our business strategy, may result in our inability to realize any benefit from such acquisition

The Company may grow by acquiring other businesses. The consummation and integration of any acquired business, product or other assets into the Company may be complex and time consuming and, if such businesses and assets are not successfully integrated, the Company may not achieve the anticipated benefits, cost-savings or growth opportunities. Furthermore, these acquisitions and other arrangements, even if successfully integrated, may fail to further our business strategy as anticipated, expose the Company to increased competition or other challenges with respect to our products or geographic markets, and expose the Company to additional liabilities associated with an acquired business, technology or other asset or arrangement.

The size of our target market is difficult to quantify and investors will be reliant on their own estimates on the accuracy of market data

As the plant-based industry is in an early stage with uncertain boundaries, there is a lack of information about comparable companies available for potential investors to review in deciding about whether to invest in the Company and, few, if any, established companies whose business model the Company can follow or upon whose success the Company can build. Accordingly, investors will have to rely on their own estimates in deciding about whether to invest in the Company. There can be no assurance that our estimates are accurate or that the market size is sufficiently large for our business to grow as projected, which may negatively impact our financial results. The Company regularly purchases and follows market research.

Our industry is experiencing rapid growth and consolidation that may cause the Company to lose key relationships and intensify competition

The plant-based industry and businesses ancillary to and directly involved with plant-based businesses are undergoing rapid growth and substantial change, which has resulted in an increase in competitors, consolidation and formation of strategic relationships. Acquisitions or other consolidating transactions could harm the Company in a number of ways, including by losing strategic partners if they are acquired by or enter into relationships with a competitor, losing customers, revenue and market share, or forcing the Company to expend greater resources to meet new or additional competitive threats, all of which could harm our operating results. As competitors enter the market and become increasingly sophisticated, competition in our industry may intensify and place downward pressure on retail prices for our products and services, which could negatively impact our profitability.

There is no guarantee that the Company will be able to achieve its business objectives. The continued development of the Company and its business will require additional financing. The failure to raise such capital could result in the delay or indefinite postponement of current business objectives or the Company going out of business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to the Company

The Company may continue to sell shares for cash to fund operations, capital expansion and mergers and acquisitions that will dilute the current shareholders' equity. If additional funds are raised through issuances of equity or convertible debt securities, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to those of holders of the Company's common shares. Our constating documents permit the issuance of an unlimited number of common shares, and shareholders will have no pre-emptive rights in connection with such further issuance. The directors of the Company have discretion to determine the price and the terms of issue of further issuances. Moreover, additional common shares will be issued by the Company on the exercise of outstanding options and warrants of the Company. In addition, from time to time, the Company may enter into transactions to acquire assets or shares of other companies. These transactions may be financed wholly or partially with debt, which may temporarily increase our debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Company to obtain additional capital and to pursue business opportunities, including potential acquisitions. The Company may require additional financing to fund its operations to the point where it is generating positive cash flows. Negative cash flow may restrict our ability to pursue its business objectives.

If an investor purchases common shares in an offering, it will experience substantial and immediate dilution because the price that such investor will pay will be substantially greater than the net tangible book value per share of the Company's shares that it acquires. This dilution is due in large part to the fact that our earlier investors will have paid substantially less than a public offering price when they purchased their shares of our capital stock.

The Company will be reliant on information technology systems and may be subject to damaging cyberattacks

The Company has entered into agreements with third parties for hardware, software, telecommunications and other information technology ("IT") services in connection with its operations. Our operations depend, in part, on how well we and our suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. Our operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays or increases in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact our reputation and results of operations.

The Company has not experienced any material losses to date relating to cyber-attacks or other information security breaches, but there can be no assurance that the Company will not incur such losses in the future. Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Our major shareholders, officers and directors may be engaged in a range of business activities resulting in conflicts of interest

Although certain major shareholders, officers and board members of the Company are expected to be bound by anti-circumvention agreements limiting their ability to enter into competing or conflicting ventures or businesses, the Company may be subject to various potential conflicts of interest because some of our officers and directors may be engaged in a range of business activities. In addition, our executive officers and directors may devote time to their outside business interests as long as such activities do not materially or adversely interfere with their duties to the Company. In some cases, our executive officers and directors may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to our business and affairs and that could adversely affect our operations. These business interests could require significant time and attention of our executive officers and directors.

In addition, the Company may also become involved in other transactions which conflict with the interests of our directors and the officers who may, from time to time, deal with persons, firms, institutions or companies with which the Company may be dealing, or which may be seeking investments similar to those desired by it. The interests of these persons could conflict with those of the Company. In addition, from time to time, these persons may be competing with the Company for available investment opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, if such a conflict of interest arises at a meeting of our directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

Risks relating to the Company's shares

The Company cannot assure investors that a market will continue to develop or exist for the Company's shares or what the market price of the Company's shares will be. If a market does not continue to develop or is not sustained, it may be difficult for investors to sell the Company's shares at an attractive price or at all. The Company cannot predict the prices at which the Company's shares will trade.

The Company may be subject to additional regulatory burden resulting from being publicly listed on the CSE and registered with the SEC

We are subject to the continuous and timely disclosure requirements of Canadian securities laws or other rules, regulations and policies of the Canadian Securities Exchange (the "CSE"). Pending effectiveness of this registration statement, we will be subject to the continuous and timely disclosure requirements of U.S. securities laws or other rules, regulations and policies of the SEC and similar administrative bodies. The Company works with its legal, accounting and financial advisors to identify those areas in which changes should be made to our financial management control systems to manage its obligations as a public company listed on the CSE and registered with the SEC. These areas include corporate governance, corporate controls, disclosure controls and procedures and financial reporting and accounting systems. The Company has made, and will continue to make, changes in these and other areas, including our internal controls over financial reporting. However, the Company cannot assure holders of its common shares that these and other measures that the Company might take will be sufficient to allow it to satisfy our obligations as a public company listed on the CSE or with the SEC on a timely basis. In addition, compliance with reporting and other requirements applicable to public companies listed on the CSE or registered with the SEC creates additional costs for the Company and will require the time and attention of management. The Company cannot predict the amount of the additional costs that the Company might incur, the timing of such costs or the impact that management's attention to these matters will have on our business.

The market price for our shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control

The trading price for our shares on the CSE has been and is likely to continue to be highly volatile. The trading price may be subject to wide fluctuations in response to numerous factors, many of which are beyond our control, including the following:

  actual or anticipated fluctuations in our quarterly results of operations;
  recommendations by securities research analysts;
  changes in the economic performance or market valuations of companies in the industry in which the Company operates;
  the addition or departure of our executive officers and other key personnel;
  release or expiration of lock-up or other transfer restrictions on outstanding shares of the Company;
  sales or perceived sales of additional shares of the Company;
  significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;
  fluctuations to the costs of vital production materials and services;
  changes in global financial markets and global economies and general market conditions, such as interest rates and pharmaceutical product price volatility;
  operating and share price performance of other companies that investors deem comparable to the Company or from a lack of market comparable companies;
  news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in our industry or target markets; and
  regulatory changes in the industry.

Future sales of the Company's shares by existing shareholders could reduce the market price of the Company's shares

Sales of a substantial number of the Company's shares in the public market could occur at any time. These sales, or the market perception that the holders of a large number of the Company's shares intend to sell their shares, could reduce the market price of the Company's shares. Additional shares of the Company may be available for sale into the public market, subject to applicable securities laws, which could reduce the market price for the Company's shares.

Tax issues

There may be income tax consequences in relation to the Company's shares, which will vary according to circumstances of each investor. Prospective investors should seek independent advice from their own tax and legal advisers.

No guarantee on the use of available funds by the Company

The Company cannot specify with certainty the particular uses of its available funds. Management has broad discretion in the application of its available funds. Accordingly, shareholders of the Company will have to rely upon the judgment of management with respect to the use of available funds, with only limited information concerning management's specific intentions. Our management may spend a portion or all of the available funds in ways that our shareholders might not desire, that might not yield a favorable return and that might not increase the value of a shareholder's investment. The failure by management to apply these funds effectively could harm our business. Pending use of such funds, the Company might invest available funds in a manner that does not produce income or that loses value.

Environmental, health and safety laws

The Company is subject to environmental, health and safety laws and regulations in each jurisdiction in which the Company operates. Such regulations govern, among other things, emissions of pollutants into the air, wastewater discharges, waste disposal, the investigation and remediation of soil and groundwater contamination, and the health and safety of our employees. The Company may be required to obtain environmental permits from governmental authorities for certain of its current or proposed operations. The Company may not have been, nor may it be able to be at all times, in full compliance with such laws, regulations and permits. If the Company violates or fails to comply with these laws, regulations or permits, the Company could be fined or otherwise sanctioned by regulators. As with other companies engaged in similar activities or that own or operate real property, the Company faces inherent risks of environmental liability at its current and historical production sites. Certain environmental laws impose strict and, in certain circumstances, joint and several liability on current or previous owners or operators of real property for the cost of the investigation, removal or remediation of hazardous substances as well as liability for related damages to natural resources. In addition, the Company may discover new facts or conditions that may change its expectations or be faced with changes in environmental laws or their enforcement that would increase its liabilities. Furthermore, its costs of complying with current and future environmental and health and safety laws, or our liabilities arising from past or future releases of, or exposure to, regulated materials, may have a material adverse effect on its business.

Governmental regulations and risks

Government approvals and permits may in the future be required in connection with our operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from conducting its business. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Changes to current laws and regulations may be unfavorable and have an adverse effect on the Company's operations.

Products that we sell carry claims as to their origin, ingredients or health benefits, including, by way of example, the use of the term "natural", "functional", or "healthy", or similar synonyms or implied statements relating to such benefits. Plaintiffs have commenced legal actions against several food companies that market "natural" products, asserting false, misleading and deceptive advertising and labeling claims, including claims related to genetically modified ingredients. In limited circumstances, governments have taken regulatory action against products labeled "natural" but that nonetheless contain synthetic ingredients or components. Should we become subject to similar claims, consumers may avoid purchasing products from us or seek alternatives, even if the basis for the claim is unfounded. Adverse publicity about these matters may discourage consumers from buying our products. The cost of defending against any such claims could be significant. Any loss of confidence on the part of consumers in the truthfulness of our labeling or ingredient claims would be difficult and costly to overcome and may significantly reduce our brand value. Any of these events could adversely affect our reputation and brand and decrease our sales, which would have a material adverse effect on our business, financial condition and results of operations.

Similarly, certain governmental regulations set forth minimum standards producers must meet in order to have their products labeled as "certified organic," and we currently manufacture several organic products. While we believe our products and our supply chain are in compliance with these regulations, changes to food regulations may increase our costs to remain in compliance. We could lose our "organic" certification if a facility becomes contaminated with non-organic ingredients, if we do not use raw materials that are certified organic, or if key ingredients used in our products are no longer allowed to be used in food certified as "organic." The loss of our "organic" certifications could materially and adversely affect our business, financial condition or results of operations.

Reliance on Management

The Company has plans to expand its distribution across North America. As of the date of this registration statement, the Company has four people on its management team. The success of the Company is dependent to a certain degree upon the ability, expertise, judgment, discretion and good faith of certain key members of management. It is expected that these individuals will be a significant factor in the growth and success of the Company. Any loss of the services of such individuals could have a material adverse effect on our ability to implement its business plan and achieve its objectives.

Competition

The Company will likely face intense competition from other companies, some of which have longer operating histories and more financial resources and marketing experience than the Company. Increased competition by larger and better-financed competitors could materially and adversely affect the proposed business, financial condition and results of operations of the Company. The competition among the vendors is expected to intensify due to the increase in demand for healthy superfood products and product innovations with convenience and exotic flavors. Current competitors of the Company include Evive Smoothie, Sambazon, Blendtopia, Dole and Pitaya Foods.

Because of the early stage of the industry in which the Company operates, the Company expects to face additional competition from new entrants. To remain competitive, the Company will require a continued investment in facilities and product development to be able to compete on costs. The Company may not have sufficient resources to maintain marketing, sales and patient support efforts on a competitive basis which could materially and adversely affect the business, financial condition and results of operations.

Fluctuations in various food and supply costs, particularly fruit and vegetables, could adversely affect our operating results.

Supplies and prices of the various ingredients can be affected by a variety of factors, such as weather, seasonal fluctuations, demand, politics and economics in the producing countries.

These factors subject us to shortages or interruptions in product supplies, which could adversely affect our revenue and profits. In addition, the prices of fruit and vegetables, which are the main ingredients in our products, can be highly volatile. The fruit of the quality we seek tends to trade on a negotiated basis, depending on supply and demand at the time of the purchase. An increase in pricing of any fruit that we are going to use in our products could have a significant adverse effect on our profitability. We cannot assure you that we will be able to secure our fruit supply.

Demand for our products could be affected by changes in laws and regulations applicable to food and beverages and changes in consumer preferences.

We package our products with single-use disposable plastic. Because our products are used to package consumer goods, we are subject to a variety of risks that could influence consumer behavior and negatively impact demand for our products, including changes in consumer preferences driven by various health and environmental-related concerns and perceptions.

Furthermore, we are subject to social and cultural changes, which could impact demand for certain products. For example, the banning of plastic straws was triggered by a social media backlash, which caused corresponding legislative changes within a short time period, resulting in the ban of plastic straws in certain jurisdictions, and a movement toward eco-friendly packaging. If we are unable to quickly adapt to changes in consumer preferences and subsequent legislation, our financial condition and results of operations could be adversely affected.

Liability for actions of employees, contractors and consultants

The Company could be liable for fraudulent or illegal activity by its employees, contractors and consultants resulting in significant financial losses to claims against the Company.

The Company is exposed to the risk that its employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to the Company that violates: (i) government regulations; (ii) manufacturing standards; (iii) fraud and abuse laws and regulations; or (iv) laws that require the true, complete and accurate reporting of financial information or data. It is not always possible for the Company to identify and deter misconduct by its employees and other third parties, and the precautions taken by the Company to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Company from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against the Company, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on its business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, the curtailment of our operations or asset seizures, any of which could have a material adverse effect on our business, financial condition and results of operations.

Breach of confidentiality

While discussing potential business relationships or other transactions with third parties, the Company may disclose confidential information relating to the business, operations or affairs of the Company. Although confidentiality agreements are to be signed by third parties prior to the disclosure of any confidential information, a breach of such confidentiality agreement could put the Company at competitive risk and may cause significant damage to its business. The harm to our business from a breach of confidentiality cannot presently be quantified but may be material and may not be compensable in damages. There can be no assurance that, in the event of a breach of confidentiality, the Company will be able to obtain equitable remedies, such as injunctive relief from a court of competent jurisdiction in a timely manner, if at all, in order to prevent or mitigate any damage to its business that such a breach of confidentiality may cause.

Inability to protect intellectual property

Our success is heavily dependent upon its intangible property and technology. The Company relies upon copyrights, patents, trade secrets, unpatented proprietary know-how and continuing innovation to protect the intangible property, technology and information that are considered important to the development of the business. The Company relies on various methods to protect its proprietary rights, including confidentiality agreements with consultants, service providers and management that contain terms and conditions prohibiting unauthorized use and disclosure of confidential information. However, despite efforts to protect intangible property rights, unauthorized parties may attempt to copy or replicate intangible property, technology or processes. There can be no assurances that the steps taken by the Company to protect its intangible property, technology and information will be adequate to prevent misappropriation or independent third-party development of our intangible property, technology or processes. It is likely that other companies can duplicate a production process similar to ours. Other companies may also be able to materially duplicate our proprietary plant strains. To the extent that any of the above would occur, revenue could be negatively affected, and in the future, the Company may have to litigate to enforce its intangible property rights, which could result in substantial costs and divert management's attention and other resources.

Our ability to successfully implement its business plan depends in part on its ability to obtain, maintain and build brand recognition using its trademarks, service marks, trade dress, domain names and other intellectual property rights, including our names and logos. If our efforts to protect its intellectual property are unsuccessful or inadequate, or if any third party misappropriates or infringes on its intellectual property, the value of its brands may be harmed, which could have a material adverse effect on our business and might prevent its brands from achieving or maintaining market acceptance.

The Company may be unable to obtain registrations for its intellectual property rights for various reasons, including refusal by regulatory authorities to register trademarks or other intellectual property protections, prior registrations of which it is not aware, or it may encounter claims from prior users of similar intellectual property in areas where it operates or intends to conduct operations. This could harm its image, brand or competitive position and cause the Company to incur significant penalties and costs.

If the Company is unable to continually innovate and increase efficiencies, its ability to attract new customers may be adversely affected. In the area of innovation, the Company must be able to develop new technologies and products that appeal to its customers. This depends, in part, on the technological and creative skills of its personnel and on its ability to protect its intellectual property rights. The Company may not be successful in the development, introduction, marketing, and sourcing of new technologies or innovations, that satisfy customer needs, achieve market acceptance, or generate satisfactory financial returns.

Limited market for securities

There can be no assurance that an active and liquid market for our shares will develop or be maintained.

There is no active market for our shares, and no significant U.S. market may develop. If such a market develops, prices on that market are also likely to be highly volatile. As a result, an investor may find it difficult to sell, or to obtain accurate quotations of the price of our shares.

Emerging industry

As a participant in the emerging plant-based industry, the Company will have limited access to industry benchmarks in relation to its business. Industry-specific data points such as operating ratios, research and development projects, debt structures, compliance and other financial and operational related data is limited and accordingly, management will be required to make decisions in the absence of such data points.

Key personnel risks

Our efforts are dependent to a large degree on the skills and experience of certain of its key personnel, including the Board. The Company does not maintain "key man" insurance policies on these individuals. Should the availability of these persons' skills and experience be in any way reduced or curtailed, this could have a material adverse outcome on the Company and its securities. Our future success depends on its continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and the Company may incur significant costs to attract and retain them.

Litigation

The Company may become party to litigation from time to time in the ordinary course of business which could adversely affect its business including as a result of contractual or other disputes or as a consequence of our being listed on the CSE and registered with the SEC. Should any litigation in which the Company becomes involved be determined against the Company, such decision could adversely affect our ability to continue operating and the market price for the Company's shares and could use significant resources. Even if the Company is involved in litigation and wins, litigation can redirect significant company resources. Litigation may also create a negative perception of our brand.

The Company may be forced to litigate to defend its intellectual property rights, or to defend against claims by third parties against the Company relating to intellectual property rights, or to protect its trade secrets or to determine the validity and scope of other parties' proprietary rights. Any such litigation could be very costly and could distract its management from focusing on operating our business. The existence or outcome of any such litigation could harm our business.

The Company may also become subject to litigation for possible product liability claims, which may have a material adverse effect on our reputation, business, results from operations and financial condition.

The Company may be named as a defendant in a lawsuit or regulatory action. The Company may also incur uninsured losses for liabilities which arise in the ordinary course of business, or which are unforeseen, including, but not limited to, employment liability and business loss claims. Any such losses could have a material adverse effect on our business, results of operations, sales, cash flow or financial condition.

The marketing and labeling of any food product in recent years has brought increased risk that consumers will bring class action lawsuits and that the U.S. Federal Trade Commission (the "FTC") and state attorneys general will bring legal action concerning the truth and accuracy of the marketing and labeling of the product. Examples of causes of action that may be asserted in a consumer class action lawsuit include fraud, unfair trade practices and breach of state consumer protection statutes. The FTC and/or state attorneys general may bring legal action that seeks removal of a product from the marketplace and impose fines and penalties. Even when unmerited, class claims, action by the FTC or state attorneys general enforcement actions can be expensive to defend and adversely affect our reputation with existing and potential customers and consumers and our corporate and brand image, which could have a material and adverse effect on our business, financial condition or results of operations.

Negative cash flow

The Company has not and does not expect to generate significant revenue or cash flow for a period of time. As a result of our negative cash flow, the Company will continue to rely on the issuance of securities or other sources of financing to generate the funds required to fund corporate expenditures. The Company may continue to have negative operating cash flow for the foreseeable future.

If our Company's business is unsuccessful, our shareholders may lose their entire investment

Although shareholders will not be bound by or be personally liable for our Company's expenses, liabilities or obligations beyond their total original capital contributions, should we suffer a deficiency in funds with which to meet our obligations, the shareholders as a whole may lose their entire investment in the Company.

As a "foreign private issuer", the Company is exempt from certain sections of the Securities Exchange Act of 1934 which results in shareholders having less complete and timely data than if the Company were a domestic U.S. issuer

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

• the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

• the sections of the Exchange Act, including Section 14, regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

• the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

• the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we publish our material events through press releases, distributed pursuant to the rules and regulations of the CSE. Press releases relating to material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information which would be made available to you were you investing in a U.S. domestic issuer.

In addition, due to our status as a foreign private issuer, the officers, directors and principal shareholders of our Company are exempt from the short-swing insider disclosure and profit recovery provisions of Section 16 of the Exchange Act. Therefore, these officers, directors and principal shareholders are exempt from short-swing profits which apply to insiders of U.S. issuers. The foregoing exemption results in shareholders having less data in this regard than is available with respect to U.S. issuers.

Loss of foreign private issuer status

If we lose our foreign private issuer status, we will be considered a U.S. domestic issuer starting with the first day of our next fiscal year after the loss of status. There are significant consequences to losing foreign private issuer status, some of which include:

• SEC reporting Canadian issuers must begin reporting as a U.S. domestic issuer using U.S. domestic forms such as Form 10-K for annual reports, Form 10-Q for quarterly reports and Form 8-K for current reports;

• non-SEC reporting Canadian issuers may be required to register and begin reporting with the SEC if they meet the registration thresholds required by the Exchange Act;

• directors, executive officers and shareholders of 10% or greater of the issuer's securities would become subject to the reporting requirements of the beneficial ownership reporting and short swing profit rules of Section 16 under the Exchange Act on acquisitions and dispositions of the issuer's securities;

• the requirement to comply with U.S. proxy rules for communication with shareholders;

• the loss of the availability of the Canada-US multijurisdictional disclosure system;

• financial statements must be presented under U.S. GAAP and can no longer be presented under IFRS or home country GAAP with a reconciliation to U.S. GAAP;

• the loss of certain corporate governance and other ongoing listing exemptions available to foreign private issuers listed on the New York Stock Exchange or NASDAQ; and

• all issuances of securities must be treated as an issuance by a U.S. domestic issuer which means (i) all privately placed securities will require a U.S. restrictive legend regardless of the jurisdiction of the purchaser, and (ii) any public offering of securities made by prospectus must first be reviewed and cleared with the SEC which would complicate the timing for, and likely make impractical, Canadian bought deal offerings.

There is no specific requirement to notify the market as to a change in foreign private issuer status and the loss of foreign private issuer status is not permanent. If we later requalify as a foreign private issuer on a later determination date, we would be able to avail ourselves of the accommodations permitted to foreign private issuers beginning on the date on which we would re-establish our eligibility as a foreign private issuer.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements

We are an "emerging growth company," as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

We will incur increased costs after we cease to qualify as an "emerging growth company"

We are a public company and continue to incur significant legal, accounting and other expenses and costs associated with our public company reporting obligations. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an "emerging growth company" pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company's internal control over financial reporting.

After we are no longer an "emerging growth company," we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Investors' interests in the Company will be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities

Our constating documents currently authorize the issuance of an unlimited number of common shares without par value. If we are required to issue any additional shares or enter into private placements to raise financing through the sale of equity securities, investors' interests in our Company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we issue any such additional shares, such issuances also will cause a reduction in the proportionate ownership and voting power of all other shareholders. Further, any such issuance may result in a change in control of our Company.

The Company does not intend to pay dividends on any investment in our shares

We have never paid any cash dividends and currently do not intend to pay any dividends for the foreseeable future. To the extent that we require additional funding currently not provided for in our financing plan, our funding sources may prohibit the payment of a dividend. Because we do not intend to declare dividends, any gain on an investment in our Company will need to come through an increase in the market price of our shares. This may never happen, and investors may lose all of their investment in our Company.

The risks associated with penny stock classification could affect the marketability of our shares and shareholders could find it difficult to sell their shares

Our shares are subject to "penny stock" rules as defined in the Securities and Exchange Act of 1934 Rule 3a51-1. The SEC adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for our shares in the United States and shareholders may find it more difficult to sell their shares.

Since our officers and directors are located in Canada, it may be difficult to enforce any United States judgment for claims brought against such officers and directors

Our company is organized under the laws of the Province of British Columbia, Canada and our officers and directors are residents of Canada. While a cross border treaty exists between the United States and Canada relating to the enforcement of foreign judgments, the enforcement process is cumbersome and, in some cases, has prevented the enforcement of judgments. As a result, while actions may be brought in Canada, it may be impossible to affect service of process within the United States on the Company's officers and directors or to enforce against these persons any judgments in civil and commercial matters, including judgments under United States federal securities laws. In addition, a Canadian court may not permit an original action in Canada or enforce in Canada a judgment of a United States court based on civil liability provisions of United States federal securities laws.

ITEM 4.  INFORMATION ON THE COMPANY

A.  History and Development of the Company

The Company was incorporated under the laws of the Province of British Columbia, Canada on March 23, 1999, as RewardStream Solutions Inc. ("RewardStream"), and continued under the Canada Business Corporations Act on December 22, 1999.  The Company subsequently continued under the British Columbia Business Corporations Act on October 21, 2015.  RewardStream was a private company engaged in the business of designing, administering and managing automated referral and recommendation marketing programs.

On July 28, 2016, RewardStream amalgamated with Musgrove Minerals Corp. ("Musgrove"), a mineral exploration company listed for trading on the TSX Venture Exchange. The exchange ratio was 0.5 shares of the amalgamated entity for each Musgrove share held and 1.56 shares of the amalgamated entity for each share held of RewardStream. The amalgamated entity continued as RewardStream Solutions Inc. and was listed for trading on the TSX Venture Exchange as a technology issuer, providing Software as a Service  marketing technology powering loyalty marketing programs, referral programs and source code licensing programs.

Effective January 29, 2018, the Company consolidated its share capital on a ten (10) old shares for one (1) new share basis.

In June 2018, the Company completed the sale of its wholly-owned subsidiary RewardStream Solutions NA to Buyapowa Ltd. and disposed of its referral and reward business as part of a reorganization with a view to pursuing new business opportunities elsewhere.

On November 12, 2019, the Company terminated its definitive share purchase agreement with EuroMed Therapeutics Ltd. As a result, the Company no longer had any active operations and ceased to meet the continued listing requirements of the TSX Venture Exchange and its listing was transferred to NEX effective February 20, 2020.

On April 7, 2020 the Company consolidated its share capital on a ten (10) old shares for one (1) new share basis.

On October 8, 2020, the Company changed its name to Balsam Technologies Corp.

Effective March 16, 2021, the Company entered into a letter of intent, pursuant to which it proposed to acquire all of the outstanding and issued securities of Blender Bites Incorporated ("Blender") in exchange for the issuance of shares in the Company. Effective August 31, 2021, the Company entered into a share purchase agreement with arm's length parties, Blender and the shareholders of Blender, pursuant to which it proposed to acquire all of the issued and outstanding shares of Blender and applied to have the Company's shares listed on the CSE.  In consideration for the Blender Acquisition, the Company issued 11,500,000 (1,437,500 post share split and consolidation) common shares at a deemed price of $1.00 ($8.00 post share split and consolidation) per share to the former Blender shareholders.

In September 2021 the Company completed the acquisition of all of the issued and outstanding shares of Blender by way of reverse takeover which resulted in Blender becoming a wholly-owned subsidiary of the Company and the business of Blender becoming the business of the Company.  On September 16, 2021, the Company changed its name to Blender Bites Limited and Blender changed its name to Blender Bites (Holdings) Limited.  Effective at the close of business on September 20, 2021, the Company's shares were delisted from the NEX board of the TSX Venture Exchange and on September 21, 2021 the Company's shares were listed for trading on the CSE and the Company began operating the existing and current business of Blender which is the development and marketing of premium frozen foods.  Blender was founded in 2016 and was first to market in Western Canada with a 100% organic, pre-portioned smoothie product that is free of any unnecessary inner plastic packaging.

On January 19, 2022, the Company split its share capital on a one (1) old shares for one and a quarter (1.25) new share basis.

On July 6, 2022, the Company consolidated its share capital on a ten (10) old shares for one (1) new share basis.

The Company is domiciled in British Columbia, Canada.  Its head office is located at Suite 800, 1199 West Hastings Street, Vancouver, British Columbia, Canada V6E 3T5 and its telephone number is (604) 802-3879.  The Company's registered office is located at Suite 2200, 885 West Georgia Street, Vancouver, British Columbia, Canada V6E 4N7.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. The Company's website address is https://www.blenderbites.com/.

Three-year History of the Company

Financings and Issuances of Our Securities

On April 7, 2020, the Company completed a share consolidation on the basis of 10 old shares for 1 new share.

On August 27, 2020, the Company issued 3,571,427 (446,428 post share split and consolidation) units at a price of $0.14 (1.12 post share split and consolidation) per unit for gross proceeds of $500,000. Each unit consists of one common share and one share purchase warrant with each share purchase warrant entitling the holder the right to purchase an additional common share at a price of $0.185 ($1.48 post share split and consolidation) per share expiring on August 27, 2021. The Company incurred $13,263 in share issuance costs.

On February 4, 2021, the Company completed a non-brokered private placement of 2,608,695 (326,087 post share split and consolidation) units at a price of $0.23 ($1.84 post share split and consolidation) per unit for gross proceeds of $600,000. Each unit consists of one common share and one share purchase warrant entitling the holder to acquire an additional common share at a price of $0.31 ($2.48 post share split and consolidation) for a period of twelve months expiring on February 4, 2022. The Company recorded $25,372 in share issue cost.

On August 20, 2021, the Company issued 214,286 (26,786 post share split and consolidation) common shares at a price of $0.185 ($1.48 post share split and consolidation) per share for gross proceeds of $39,643 on exercise of 26,786 share purchase warrants.

On August 23, 2021, the Company issued 2,760,713 (345,089 post share split and consolidation) common shares at a price of $0.185 ($1.48 post share split and consolidation) per share for gross proceeds of $510,732 on exercise of 345,089 share purchase warrants.

On August 24, 2021, the Company issued 596,428 (74,554 post share split and consolidation) common shares at a price of $0.185 ($1.48 post share split and consolidation) per share for gross proceeds of $110,339 on exercise of 74,554 share purchase warrants.

On September 20, 2021, the Company completed a non-brokered private placement (the "Financing") of 3,884,500 (485,562 post share split and consolidation) subscription receipts (each, a "Receipt") at a price of $1.00 ($8.00 post share split and consolidation) per Receipt for gross proceeds of $3,884,500. Proceeds from the Financing were held in escrow pending completion of the above referenced reverse takeover transaction with Blender (the "Transaction"). Following completion of the Transaction on September 20, 2021, each Receipt automatically converted into one common share of the Company and one-half-of-one common share purchase warrant of the Company, with each whole warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $2.00 ($16.00 post share split and consolidation) per share until September 20, 2023. The Company also issued 38,845 (4,856 post share split and consolidation) common shares at a fair value of $1.00 ($8.00 post share split and consolidation) per share to Amalfi Corporate Services Ltd. (formerly: Winchester Advisory Ltd.), an arm's-length third-party, for administrative services rendered in connection with the private placement.

On closing of the Transaction on September 20, 2021, the Company acquired all of the outstanding securities of Blender in exchange for the issuance of 11,500,000 (1,437,500 post share split and consolidation) common shares of the Company and 10,000,000 (1,250,000 post share split and consolidation) share purchase warrants in its capital and issued 273,580 (34,198 post share split and consolidation) common shares and 136,790 (17,099 post share split and consolidation) warrants, with an exercise price of $2.00 ($16.00 post share split and consolidation) and an expiry date of August 31, 2023, to a shareholder of Blender to settle debt of $273,580. Each of the 10,000,000 (1,250,000 post share split and consolidation) share purchase warrant entitles the holder thereof to purchase one additional common share of the Company at a price of $1.00 ($8.00 post share split and consolidation and repriced to $4.02 in July 2022) per share until May 28, 2023. The Company also issued an aggregate total of 2,000,000 (250,000 post share split and consolidation) common shares at a fair value of $1.00 ($8.00 post share split and consolidation) per share to Meridius Marketing Consultants Corp. (750,000 (93,750 post share split and consolidation) common shares), Lowe Schmidt (500,000 (62,500 post share split and consolidation) common shares) and Green Times Consulting Ltd. (750,000 (93,750 post share split and consolidation) common shares), each an arm's-length third-party, as finder's fees in connection with the Transaction.

On October 18, 2021, the Company issued 97,924 (12,240 post share split and consolidation) common shares at a price of $0.31 ($2.48 post share split and consolidation) per share for gross proceeds of $30,356 on exercise of 97,924 share purchase warrants.

On October 19, 2021, the Company issued 120,000 (15,000 post share split and consolidation) common shares at a price of $0.31 ($2.48 post share split and consolidation) per share for gross proceeds of $37,200 on exercise of 120,000 share purchase warrants.

On November 22, 2021, the Company issued 167,912 (20,989 post share split and consolidation) common shares at a fair value of $1.58 ($12.64 post share split and consolidation) per share in settlement of $265,301 in debt.

Effective January 19, 2022, the Company implemented a forward split in which existing shareholders of the Company  received 1.25 common shares in exchange for every existing common share of the Company.

On January 24, 2022, the Company issued 271,740 (27,174 post share consolidation) common shares at a price of $0.248 ($2.48 post share consolidation) per share for gross proceeds of $67,391 on exercise of 271,740 (27,174 post share consolidation) share purchase warrants.

On January 28, 2022, the Company issued 2,716,720 (271,672 post share consolidation) common shares at a price of $0.248 ($2.48 post share consolidation) per share for gross proceeds of $673,747 on exercise of 2,716,720 (271,672 post share consolidation) share purchase warrants.

On June 16, 2022, the Company issued 950,000 (95,000 post share consolidation) shares in exchange for services performed at a price of $0.52 ($5.20 post share consolidation) per share and recognized consulting fees in the amount of $494,000.

Effective July 6, 2022, the Company completed a share consolidation of its common shares on the basis of 1 common share for every existing 10 common shares.

On December 13, 2022, the Company issued 795,000 Restricted Share Units ("RSUs") to certain directors, officers, and consultants of the Company pursuant to the Company's 25% rolling equity incentive plan. The RSUs will vest and convert into common shares after four months, and in accordance with applicable securities legislation will be subject to a hold period of four months and one day from the date of issuance. On April 13, 2023, the 795,000 RSUs were converted into common shares.

On March 7, 2023, the Company closed a private placement of 238,500 units at a price of $3.08 per unit for gross proceeds of $734,580. Each unit is comprised of one common share and one warrant. Each warrant is exercisable at a price of $5.50 per share and expires on March 7, 2028. In accordance with the transaction, the Company issued 2,385 common shares as administrative fees to a third-party for their assistance in the transaction.

On March 17, 2023, the Company closed a private placement of 410,850 units at a price of $3.08 per unit for gross proceeds of $1,265,418. Each unit is comprised of one common share and one warrant. Each warrant is exercisable at a price of $5.50 per share and expires on March 17, 2028. In accordance with the transaction, the Company issued 4,109 common shares as administrative fees to a third-party for their assistance in the transaction.

On March 24, 2023, the Company issued 80,000 stock options with an exercise price of $6.62 and an expiry date of March 24, 2025, to a consultant of the Company.

On March 24, 2023, the Company issued 20,000 RSUs to a consultant of the Company pursuant to the Company's 25% rolling equity incentive plan. The RSUs will vest and convert into common shares after four months, and in accordance with applicable securities legislation will be subject to a hold period of four months and one day from the date of issuance.

On March 29, 2023, the Company issued 28,792 common shares with a fair value $167,857 to settle outstanding debt of $171,022.

On March 29, 2023, the Company issued 25,000 common shares with a fair value of $145,750 to the Company's CEO as a performance bonus in accordance with the fulfilment of the first aggregate revenue target stipulated in the employment agreement.

On April 17, 2023, the Company issued 81,250 common shares at a price of $4.02 per share for gross proceeds of $326,625 on exercise of 81,250 share purchase warrants.

On April 20, 2023, the Company issued 25,000 common shares at a price of $4.02 per share for gross proceeds of $100,500 on exercise of 25,000 share purchase warrants.

On May 11, 2023, the Company issued 160,000 RSUs to an officer of the Company pursuant to the Company's 25% rolling equity incentive plan. The RSUs will vest and convert into common shares in three equal tranches with 53,334 RSUs vesting on September 12, 2023, 53,333 RSUs vesting on May 11, 2024, and 53,333 RSUs vesting on May 11, 2025.

On June 22, 2023, the Company closed the first tranche of its previously announced brokered private placement financing, as described in its press releases of May 30, 2023, and June 14, 2023 (the "Offering"), resulting in the issuance of 443,072 units of the Company ("Units") at a price of $3.50 per Unit for aggregate gross proceeds of $1,550,752 (the "First Tranche Offering").

Each Unit was comprised of one common share in the capital of the Company (each, a "Common Share" and each such Common Share issued as part of a Unit, a "Unit Share") and one-half of one Common Share purchase warrant (each whole warrant, a "Unit Warrant"). Each Unit Warrant entitles the holder thereof to purchase one Common Share (a "Warrant Share") at a price of $4.55 for a period of 36 months following the date of closing, expiring on June 22, 2026, subject to adjustment in certain events. Units in the First Tranche Offering were offered for sale to purchasers resident in Canada (except Québec) pursuant to the listed issuer financing exemption under Part 5A of National Instrument 45-106 - Prospectus Exemptions, and will not be subject to any statutory hold period in accordance with applicable Canadian securities laws. The Company may close additional tranches of the Offering.

In connection with the closing of the First Tranche Offering, Canaccord Genuity Corp., as agent, received a cash commission of $108,553, as well as 31,015 broker warrants ("Agent Warrants") and a corporate finance fee consisting of 13,292 Common Shares (the "Corporate Finance Fee Shares"). Each Agent Warrant is exercisable to acquire one Broker Unit for $3.50 and exercisable at any time prior to the date that is 24 months from the closing date of the First Tranche Offering, whereby the Broker Unit is comprised of one common share and one half warrant with each whole warrant exercisable at a price of $4.55. The Company also issued 8,861 Common Shares (the "Admin Fee Shares") to Amalfi Corporate Services Ltd. ("Amalfi") for its assistance with the First Tranche Offering. The Agent Warrants (and underlying securities thereof), the Corporate Finance Fee Shares and the Admin Fee Shares are subject to a statutory hold period of four months and one day, expiring on October 24, 2023.

On July 4, 2023, the Company announced not to proceed with a further tranche of its brokered private placement financing. The initial tranche of the placement was completed on June 22, 2023.

On July 17, 2023, the Company issued 1,273,000 incentive stock options (the "Options") to directors, officers, and consultants of the Company, pursuant to the Company's 25% equity incentive plan, entitling them to purchase an aggregate amount of up to 1,273,000 common shares of the Company. The Options are exercisable on or before July 17, 2026, at an exercise price of $3.49 per common share. The Options, and any common shares issued upon exercise of such Options, are subject to a four month and one day hold period, expiring on November 18, 2023.

On September 11, 2023, the Company announced that it had closed the first tranche of its previously announced non-brokered private placement, as described in its press release on September 1, 2023, resulting in the issuance of 276,867 units of the Company at a price of $3.00 per unit for aggregate gross proceeds of $830,601.

Each unit was comprised of one common share and one common share purchase warrant. Each warrant entitles the holder thereof to purchase one common share at a price of $3.30 for a period of 60 months following the date of closing, expiring on September 11, 2028, subject to adjustment in certain events.

In connection with the closing of the first tranche, Canaccord Genuity Corp., as agent, received a cash commission of $29,442 and 9,814 broker warrants. Each broker warrant entitles the holder thereof to purchase one common share at a price of $3.30 for a period of 60 months following the date of closing, expiring on September 11, 2028, subject to adjustment in certain events. The Company also issued 5,537 Admin Fee Shares to Amalfi Corporate Services Ltd. ("Amalfi") for its assistance with the first tranche offering. The broker warrants and the Admin Fee Shares are subject to a statutory hold period of four months and one day, expiring on January 12, 2024.

History of Blender

Blender was formed by Chelsie Hodge in 2015.

In September of 2018, Blender entered into an exclusive distribution agreement with Tree of Life Canada, ULC ("Tree of Life") with automatic renewal each year until terminated by written notice from either Tree of Life or Chelsie Hodge. On June 7, 2019, Blender listed nationally with Tree of Life distributors and shipped its first order through Tree of Life. On September 15, 2019, Blender moved all of its manufacturing processes to Original Foods Limited ("Original Foods") in Ontario. On November 26, 2019, Blender's first order shipped out from Original Foods. On March 3, 2020 and June 15, 2020, Blender listed with Sobeys Inc. ("Sobeys") and Save-On-Foods, respectively, through Tree of Life. Sobeys is Canada's second largest grocery chain and has over 1,500 corporate and franchised locations, including Sobeys, Safeway, and Thrifty Foods banner stores.

During the year ended October 31, 2020, Blender entered into two promissory note agreements with a significant shareholder. The first promissory note agreement was for a principal of $100,000, due on demand, and secured against certain sales of Blender. The second promissory note was unsecured, for $90,000, maturing in July 2021. Both promissory notes bore interest at 8%.

During the year ended October 31, 2020, Blender increased its sales to $441,286 from $60,379 in the year ended October 31, 2019, an increase of $380,907. The increase was a result of Blender being able to increase its Canadian distribution channel during the current year. Blender had its product for sale in 507 stores by the end of its 2020 fiscal year compared to 86 stores at the end of its 2019 fiscal year, an increase of 421 stores.

In January 2021, Blender's bid to sell Blender Bites 12-packs in club stores across Canada was accepted. Club stores on the East Coast of Canada launched in September 2021 on a 30,000-unit trial basis.

On February 5, 2021, Blender entered into a promissory note agreement with a significant shareholder for a principal of $60,000, maturing on February 5, 2022, and bearing interest at 8%.

On March 11, 2021, Blender received an additional advance of $75,000 from The Better Candy Co., Chelsie Hodge's other business. The advance was unsecured, non-interest bearing, and due on demand.

On March 19, 2021 Blender entered into a supplier agreement with Horizon Grocery + Wellness ("Horizon").  Blender subsequently received its first order from Horizon on August 25, 2021.

On April 1, 2021, Blender received a loan for $1,000,000 bearing interest at 5% from DCM Holdings Inc.

In April 2021, Blender began to ship cases of its products to Thrifty Foods and Whole Foods East stores, with subsequent orders from both grocery chains in May 2021. Blender also sent its first test order to Spud.ca, which resulted in a successful trial and a first order in the same month through its distribution partner, Tree of Life.

On May 28, 2021, Blender completed its warrant financing of 10,000,000 (1,250,000 post share split and consolidation) warrants (each, a "Warrant") at a price of $0.02 ($0.16 post share split and consolidation) per Warrant for gross proceeds of $200,000. Each Warrant was exercisable into a common share at $1.00 ($8.00 post share split and consolidation) per common share until May 28, 2023.  In June 2021, Blender listed with select banner stores of Loblaws' market and discount divisions through Tree of Life.

In July 2021, Blender launched its smoothie puck formulations and rebranded its product line in Canada to Power Berry, Green d·tox, and Vita-smoothie.

On October 1, 2021, the Company announced the appointment of Jessica ("Jess") Evans, as Director of Sales and Marketing.

On October 5, 2021, the Company announced a record production of 45,888 bags of its smoothie pucks in the month of September, and the launch of its product in over 800 stores across Canada.

On October 9, 2021, the Company announced the launch of a variety pack of its Green D-tox and Vita-smoothie flavors into Costco Wholesale Corporation's Eastern Canadian Region warehouses.

On October 14, 2021, the Company announced that it had engaged Active Marketing Group Inc. as its U.S. retail broker.

On October 21, 2021, the Company announced signing a partnership agreement with Horizon Grocery + Wellness ("Horizon") for Horizon to distribute the Company's line of frozen premium organic and plant-based frozen foods in Western Canada.

On October 23, 2021, the Company announced that it had secured distribution for its organic smoothie pucks with a large club store in the Southwestern U.S.

On October 26, 2021, the Company appointed PhD and medical researcher Dionne Laso-Baker to the Company's Advisory Board.

On November 4, 2021, the Company announced that, in the month of October 2021, the production of the Company's superfood smoothie pucks increased by 2,934% compared to the same period in 2020 (279,648 smoothie pucks compared to 9,216).

On November 5, 2021, the Company announced that its Power Berry and Vita-Smoothie superfood pucks had been listed with Canada's largest chain of retail grocery stores, Loblaw Companies Limited ("Loblaws") and guaranteed freezer space in 166 of Loblaws' stores, including Zehrs, Loblaws, Your Independent Grocer, Provigo, and the Real Canadian Superstore.

On November 9, 2021, the Company announced an increase in production to fulfill demand for its products. The Company announced that due to successful sales in Canadian club stores since September 2021, and the product being made available in additional Canadian warehouses, the Company is effectively doubling its current footprint.

On November 11, 2021, the Company announced signing a distribution agreement with Vejii Holdings Ltd. ("Vejii") to make the Company's full product line available through Vejii's vegan and plant-based ecommerce marketplace in Canada, ca.shopvejii.com.

On November 12, 2021, the Company announced the launch of its new product line with its partner Sobeys.

On November 22, 2021, the Company announced:

  that it had entered into debt settlement agreements with certain creditors of the Company, pursuant to which the Company has agreed to issue an aggregate amount of 167,912 (20,989 post share split and consolidation) common shares in the capital of the Company at a fair value of $1.58 ($12.64 post share split and consolidation) per common share to settle an aggregate $265,301 of outstanding debt;
  the appointment of Nima Bahrami to the Company's Board of Directors; and
  the appointment of Nicole Lacson as Corporate Secretary following Geoff Balderson's resignation as Corporate Secretary (Mr. Balderson remained in his position as the Chief Financial Officer of the Company).

On November 24, 2021, the Company announced having received an earlier than expected reorder of its superfood smoothie pucks from the Eastern Region Canadian club stores for 50,000 units, or 600,000 smoothie pucks, which represented a 25% increase over the club stores' initial order size.

On November 26, 2021, the Company announced the appointment of Mark Wilson, former Vice President at Vega Foods, and Richard Pollock, Co-founder of Pauling Labs and the brand Ener-C Vitamins, to the Company's Advisory Board.

On November 27, 2021, the Company announced having completed production and shipping of the initial orders received from Loblaws. The Company's Power Berry and Vita-Smoothie production numbers for the initial Loblaws launch surpassed 11,300 units, equating to over 68,000 superfood smoothie pucks. The Company's products were also made available for purchase by Instacart shoppers through participating Loblaws stores.

On November 30, 2021, the Company announced the launch of a new variety pack into the Region club stores within Ontario, Quebec and Canada's maritime provinces.

On December 3, 2021, the Company announced that it had received its first purchase orders from the Southwest Division of a large club store chain in the United States for a club size pack of its Power Berry superfood smoothie pucks.

Effective January 19, 2022, the Company implemented a forward split in which existing shareholders of the Company  received 1.25 common shares in exchange for every existing common share of the Company.

On February 1, 2022, the Company announced that its club size pack of its Power Berry superfood smoothie pucks were on the shelves of the world's leading club store chain's U.S. Southwest division (41 warehouses in Texas, Louisiana, Oklahoma and Arkansas).

On February 17, 2022, the Company announced that it had partnered with one of the leading food service suppliers in North America, Gordon Food Service, for a food service launch of the Company's one step smoothie puck in Ontario. As part of the partnership, Gordon Food Service will distribute the Company's products to its client hotels, restaurants, cafes, hospitals, universities, and airports in Ontario.

On April 18, 2022, the Company announced that the world's leading club store chain had reordered club size packs of the Company's award winning Power Berry superfood smoothie pucks for its Southwest Division US club stores. The reorder was for 28,224 units, or 338,688 pucks.

On April 21, 2022, the Company announced that the Eastern Region Canadian club store division of the world's leading club store chain increased its order of the Company's specialty curated Power Berry/Detox variety pack by 40% from 50,000 units to 70,000 units, respectively representing 600,000 and 840,000 smoothie pucks.

On May 19, 2022, the Company announced that Canada's largest chain of retail grocery stores had expanded the number of banner stores that will carry the Company's superfood smoothie pucks. Commencing August of 2022, all locations of the grocery retailer's additional banner stores, will carry the Company's Power Berry and Vita-Smoothies SKUs. Apart from in-store purchases, customers are also able to buy the Company's certified organic, vegan and non-GMO smoothie pucks at this grocery retail chain and other additional banners of Canada's largest grocery retailer via the Instacart shopping platform.

On May 23, 2022, the Company announces that it had received its first purchase commitment for its Power Berry and Green D-tox variety pack from Canada's Western Division of the world's largest club store chain with the variety pack expected to be available in early June 2022 to the thirty-eight (38) locations across the four (4) provinces that comprise the Western Division, namely British Columbia, Alberta, Saskatchewan and Manitoba. Once available in the Western Division, the Company's Power Berry and Green D-tox 1-step smoothie innovation will have almost doubled its footprint in said club chain locations, increasing its presence from the original 42 stores in the East, to 80 stores, inclusive of the new Western Canada locations, which represents an 91% increase in club chain locations.

On May 28, 2022, the Company announced that the world's leading club store chain had reordered club size packs of its Power Berry & Green Detox flavour superfood smoothie pucks for the club chain's Eastern Region Canadian locations. The reorder is for 40,000 units of the product which will be delivered to 42 Eastern Region club store locations in June, including Ontario, Quebec and Canada's Maritime provinces.

On June 3, 2022, the Company announced the appointment of Cole Orobetz to the Company's Advisory Board, effective immediately. Orobetz, a native of Calgary, Alberta, is the co-founder and current CEO and CFO of Alpha Foods Inc., a California plant-based meal solution company founded in 2015 to make a positive impact on animal welfare, planet health and human health, the company's sustainability pillars. In only six years, Alpha Foods has grown to become a leading plant-based meal solution platform offering a wide array of options familiar to all eaters, and is currently found in over 9,000 stores across North America including a Costco, Kroger, Whole Foods, Sprouts, Albertsons Safeway and Walmart.

On June 15, 2022, the Company announced the appointment of Lorna R. Vanderhaeghe, Natural Health Expert and one of Canada's Top 100 Female Entrepreneurs, to the Company's Advisory Board, effective immediately. Lorna R. Vanderhaeghe has over 35 years in the nutrition industry and has been voted one of Canada's Top 100 Female Entrepreneurs for several years in a row. Lorna was the founder, CEO, and creator of a top-selling line of women's nutritional supplements under her own brand "Lorna Vanderhaeghe Health Solutions", which in four short years made Canada's Fastest Growing Companies list and was acquired by Jamieson Wellness, the largest nutritional supplement company, for 8 figures. Lorna holds a Master of Science degree from Simon Fraser University.

The Company also announced that it had reached agreements to engage two arms-length consultants to advise the Company on product marketing, distribution and placement. Both engagements are for an initial two year term during which the consultants are entitled to receive a monthly cash fee, an aggregate of 950,000 (95,000 post share consolidation) common shares in consideration for services previously rendered to the Company and combined bonuses of 300,000 (30,000 post share consolidation) shares each time the Company receives an initial purchase order from a new regional district of a leading warehouse retail chain.

On July 15, 2022, the Company announced that Canada's largest chain of retail grocery stores, (the "Chain"), will be carrying all three flavours of the Company's superfood smoothie pucks in its Canadian stores nationwide, across all of its divisions and banner stores. the Chain has now increased the number of the Company's flavour varieties to include the Green D-Tox flavour alongside Vita-Smoothie and Power Berry superfood pucks, thereby offering their customers the Company's full line of superfood smoothie pucks.

On July 25, 2022, the Company announced the proposed amendment of the exercise price of a total of 1,250,000 share purchase warrants (the "Warrants"), which are exercisable to acquire common shares in the capital of the Company (the "Shares"). The Warrants were originally issued on September 20, 2021, and were exercisable at a price of $8.00 per Share. The amendment was subject to the consent of the holders of the Warrants, which consent was obtained subsequent to the announcement by the Company, and the Company reduced the exercise price of the Warrants to $4.02 per Share. In accordance with the policies of the CSE, the expiration of the Warrants will be accelerated to thirty days if, for any ten consecutive trading days, the closing price of the common shares of the Company on the CSE is $4.62 or greater (the "Acceleration Trigger"), with such thirty day period starting seven days after the Acceleration Trigger. All other terms of the Warrants remain unchanged.

On October 13, 2022, the Company announces that it is expanding its product offerings with the introduction of its latest immune supporting smoothie innovation, Daily Defen-CTM. Like all of the Company's 1-step smoothie innovations, the Company's latest innovation is certified organic, vegan, non-GMO, gluten free, dairy free, soy free and contains no added sugar.

Recent Developments of the Company

On December 13, 2022, the Company announced that it cancelled an aggregate of 80,000 stock options previously held by certain consultants of the Company.

The Company also announced that the Board of Directors had approved a new grant of 795,000 Restricted Share Units ("RSUs") to certain directors, officers, and consultants of the Company pursuant to the Company's 25% rolling equity incentive plan (the "Plan"). The RSUs will vest and convert into common shares after four (4) months, and in accordance with applicable securities legislation will be subject to a hold period of four (4) months and one (1) day from the date of issuance.

On December 13, 2022, the Company engaged Mineworld.IO ("Mineworld"), and its principal, Matt Munro, an arm's length party to the Company, that designed and developed marketing materials and provided digital marketing services to the Company for a period of six (6) months (the "Services"). In consideration for the provided Services, the Company paid Mineworld CDN $25,000, plus applicable taxes, for the Services. The engagement ended on May 15, 2023.  Consideration paid to Mineworld did not include any securities of the Company.

On February 10, 2023, the Company announced that, in preparation for a major US launch in the year ahead, it had entered into a partnership agreement with KeHE Distributors, LLC ("KeHE" the "Distributor"), for distribution of its core SKU's Liquid SunshineTM, Power BerryTM, and Green D-ToxTM along with its latest innovations Daily Defen-C TM and Tropical GlowTM 1-step smoothie innovations across the entire United States. KeHE is the largest, pure-play distributor of natural and organic, specialty, and fresh products in the United States, and the partnership is expected to increase the Company's exposure to an additional 20,000 point of sale outlets across the United States.

On February 24, 2023, the Company announced that it had finalized product formulations, and is awaiting final packaging materials and product artwork, in connection with a two-year private label business contract (the "Contract") entered into with a large Canadian retailer (the "Retailer"), dated November 25, 2022. The Contract allows the Company to create a new line of exclusive smoothie flavours under the Retailer's private label brand of organic smoothies. As part of the Contract, the Company will supply the Retailer with three flavours of smoothie mixes for their private label branding with an anticipated launch in September 2023. The new line of smoothies will be available under multiple banners in approximately 300 of the Retailer's stores across Quebec and Ontario. The Company will be responsible for the costs associated with developing the initial product mix for the Retailer, following which the Retailer will be entitled to purchase product from the Company at a fixed cost during the term of the Contract. As a retailer, franchisor, distributor, and manufacturer, the Retailer operates and/or services a network of 963 food stores under several banners as well as 649 drugstores, making the Retailer a food and pharmacy leader in Québec and Ontario. The Contract presents an opportunity for sales and revenue growth given the Retailer's large existing consumer-base, as well as its network of some 1,600 points of sale, and 15 distribution centers.

On March 7, 2023, the Company announced that its Daily Defen-CTM, Power BerryTM, Vita SmoothieTM and Green D-ToxTM, 1-step smoothie innovations, had been awarded a 2023 Best New Product Award(s) in a 2023 BrandSpark® survey in Canada under the Frozen Smoothie Blend category. The Best New Product Award is the second time the Company has received an award for its prized Power BerryTM, Green D-ToxTM, and Vita-SmoothieTM innovations, following its 2022 "Product of the Year", and marks the first award for its newest smoothie innovation Daily DefenCTM.

The Company also announced that it had closed the first tranche (the "First Tranche") of its non-brokered private placement (the "February 2023 Private Placement") announced on February 22, 2023, through the issuance of 238,500 units (the "Units") at a price of $3.08 per Unit for gross proceeds of $734,580. Each Unit consists of one (1) share (each, a "Share") and one (1) transferable Share purchase warrant (each, a "Warrant"). Each Warrant entitles the holder thereof to purchase one (1) additional Share of the Company for a period of five (5) years at a price of $5.50 per Share. The net proceeds from the Private Placement will be used for working capital and general corporate purposes of the Company. Certain insiders of the Company subscribed for an aggregate 16,200 Units for gross proceeds of $49,896 in the Private Placement. Such participation is considered to be a "related party transaction" as defined under Multilateral Instrument 61-101 ("MI 61-101"). The Company is relying on the exemptions from the valuation and minority shareholder approval requirements of MI 61-101 contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101, as the fair market value of the participation in the Private Placement by insiders does not exceed twenty-five percent (25%) of the market capitalization of the Company, as determined in accordance with MI 61-101. Under the First Tranche closing, the Company issued 2,385 Shares of the Company to a third party in consideration for administrative services rendered in connection with the Private Placement. No finders' fees or commissions were payable in connection with closing of the First Tranche. Pursuant to applicable securities laws, all securities issued under the Private Placement are subject to a statutory hold period of four months and a day expiring on July 8, 2023.

On March 10, 2023, the Company announced the appointment of Mr. Steve Pear, former CEO of Odwalla, a subsidiary of the Coca-Cola Company, as the Company's Chief Operating Officer.  Mr. Pear has extensive experience in the beverage and consumer packaged goods space, bringing over three decades of executive level expertise to his new role with the Company.

On March 17, 2023, the Company announced that it had closed the final tranche (the "Second Tranche") of its February 2023 Private Placement through the issuance of 410,850 Units at a price of $3.08 per Unit for gross proceeds of $1,265,418.  Under the Second Tranche closing, the Company issued 4,109 Shares of the Company to a third party in consideration for administrative services rendered in connection with the Private Placement. Chelsie Hodge, CEO and a director of the Company subscribed for an aggregate total of 24,300 Units under the First and Second Tranche for gross proceeds to the Company of $74,844. Such participation is considered to be a "related party transaction" as defined under MI 61-101. The Company is relying on the exemptions from the valuation and minority shareholder approval requirements of MI 61-101 contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101, as the fair market value of the participation in the Private Placement by Ms. Hodge did not exceed twenty-five percent (25%) of the market capitalization of the Company, as determined in accordance with MI 61-101. Pursuant to applicable securities laws, all securities issued under the Second Tranche are subject to a statutory hold period of four months and a day expiring on July 18, 2023. No finders' fees or commissions were payable in connection with closing of the First and Second Tranche.

On March 22, 2023, the Company announced that its products will be listed with Walmart Canada, a subsidiary of Walmart, Inc., one of the world's largest and most recognizable retail giants. The Company's entire line of 1-step smoothie innovations - Power BerryTM, Green D-ToxTM, Liquid SunshineTM and Daily Defen-CTM - as well its entire line of brand new 1-Step Frappé innovations - Vanilla Bean-BioTM, Mindful MochaTM, and Caramel CollagenTM - are expected to be available for purchase by Walmart Canada customers, as early as May 2023. With over 16.8 million customers shopping with Walmart Canada's over 400 retail locations spread nationwide, and online through Walmart.ca1 , the potential exposure for Blender Bites products is extremely significant.

On March 24, 2023, the Company announced that it had signed a partnership with actress, performer and entrepreneur Julianne Hough as a brand partner, shareholder and strategic advisor as the Company prepares for a US product launch later this year. Hough will be an active participant in the strategic marketing of the Company's products and will also work in collaboration with Blender Bites' founder and CEO, Chelsie Hodge, in the creation and development of a new product innovation, including an official product launch of the new collaboration. Together, Blender Bites and Hough are committed to marketing the Company's first to-market smoothie innovations, as well as its recently unveiled 1-Step Frappé, with the goal of increasing brand awareness across Canada and the United States. Ms. Hough has agreed to collaborate with the Company, from March 24, 2023, in the marketing and advertising of products for an initial twelve-month term. Under the terms of the collaboration, Ms. Hough is entitled to receive cash compensation payable in two parts over a six month period, as well as 307,000 common shares (the "Consideration Shares") of the Company. The Company has also agreed to grant Ms. Hough 80,000 incentive stock options, and 20,000 restricted share units, the exercise terms and vesting conditions of which will be determined at the time of grant. The Consideration Shares will be subject to restrictions on resale for a period of four-months-and-one-day in accordance with applicable securities laws.

On March 29, 2023, the Company announced that it had entered into a debt settlement agreement (the "Agreement") with an arms-length creditor of the Company. Pursuant to the Agreement, the Company has agreed to issue an aggregate amount of 28,792 common shares ("Common Shares") in the capital of the Company at a fair value of $5.94 per Common Share to settle an aggregate amount of $171,022 of outstanding debt (the "Shares for Debt Transaction"). All securities issued pursuant to the Shares for Debt Transaction will be subject to a hold period of four months and one day from the date of issuance, in accordance with applicable securities legislation.

The Company also announced that it will issue an aggregate total of 25,000 common shares (the "Performance Shares") to Chelsie Hodge for her role in assisting the Company achieve consolidated gross revenue of an aggregate of $2.5 million since inception. The Performance shares are being issued at a fair value of $5.94 per share for an aggregate value of $148,500 and are subject to a hold period of four months and one day from the date of issuance, in accordance with applicable securities legislation. The issuance of the Performance Shares to Chelsie Hodge, the Chief Executive Officer and a director of the Company is considered a related party transaction within the meaning of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The transaction will be exempt from minority approval and formal valuation requirements pursuant to the exemptions contained in Sections 5.5(a) and 5.7(1)(a) of MI 61-101, as the fair market value of the Performance Shares will not exceed 25% of the Company's market capitalization.

On April 12, 2023, the Company announced that it had engaged BullVestor Medien GmBH ("BullVestor"), and its general manager, Helmut Pollinger, both arm's length parties to the Company, to provide digital marketing services to the Company commencing on April 14, 2023, and until exhaustion of the budget. The services will include the creation of content, strategic planning, digital advertisement placement, and overseeing progress and results of digital campaigns (collectively, the "Services"). In consideration for providing the Services, the Company has budgeted a total of EUR340,500 and advanced the payment in full. Consideration offered to BullVestor does not include any securities of the Company. Aside from this engagement, the Company does not have any relationship with BullVestor and Mr. Pollinger. BullVestor's business address is located at Gutenhofen 4, 4300 St. Valentin, Austria, email is kontakt@bullvestor.at, telephone number is +43 (0) 74354407 and website is www.bullvestor.com.

On April 14, 2023, the Company announced that just weeks after partnering with actress and entrepreneur Julianne Hough, the United States ("US") division of the world's largest retailer (the "Retailer") has come online and will list a large selection of Blender Bites' first to market 1-Step Smoothie and 1-Step Frappé innovations. The product listing follows an earlier agreement reached with the Retailer in March of 2023. The Retailer has one of the largest footprints as a major retailer in the US, serving close to 50 million American shoppers, each week. Blender Bites earlier announced listings with the Retailer's Canadian division, and the addition of US division listings is an incredible opportunity to increase the Company's exposure and introduce its products to new consumers across North America, the largest smoothie market across the globe.  The Company's entire catalogue of products is comprised of 1-step smoothie innovations - Power BerryTM, Green D-ToxTM, Liquid SunshineTM, Daily Defen-CTM and Tropical GlowTM - as well its brand new (March 2023 release date) 1-Step Frappé innovations - Vanilla Bean-BioTM, Mindful MochaTM, and Caramel CollagenTM. Blender Bites' full product line are expected to be on retail shelves of the Canadian division of the Retailer as early as May 2023. Commencing August 2023, the Retailer's US division will offer its customers a large selection of Blender Bites' products including Power BerryTM, Liquid SunshineTM and Daily Defen-CTM flavours from the 1-Step Smoothie line, across 1200 locations, as well as the Mindful MochaTM, and Caramel CollagenTM flavours from the Company's brand new (March 2023 release date) 1-Step Frappé line in 500 locations.

On May 11, 2023, the Company announced that it had granted restricted share units ("RSUs") to Mr. Steve Pear, Chief Operating Officer, representing the right to receive up to an aggregate of 160,000 common shares of the Company, pursuant to the Company's equity incentive plan (the "Plan"). The RSUs will vest and convert into common shares of the Company in three equal tranches with (i) 53,334 RSUs vesting after four (4) months and one (1) day; (ii) a further 53,333 RSUs vesting after twelve (12) months; (iii) and the balance vesting after twenty-four (24) months.

On May 29, 2023, the Company announced its newest innovation, 1-Step Frappé. This new addition to the Company's product lineup is intended to revolutionize the way people start their mornings, offering a nutritious, delicious and convenient beverage packed with both essential nutrients and the energizing goodness of coffee. Crafted with a combination of functional and high-quality organic ingredients, Blender Bites' 1-Step Frappé offers a refreshing and healthy improvement without compromising on taste. Each serving is carefully formulated to provide a morning boost, with 90mg of caffeine and a range of therapeutic benefits. What sets 1-Step Frappé apart from the competition is that it contains half the amount of sugar, calories and carbohydrates found in leading blended iced coffee drinks, making it a guilt-free indulgence for health-conscious individuals.

On May 30, 2023, the Company announced that it had entered into an agreement with Canaccord Genuity Corp. ("Canaccord" or the "Lead Agent"), dated May 29, 2023, to act as lead agent and sole bookrunner on behalf of a syndicate of agents (collectively, the "Agents") to assist the Company in selling on a commercially reasonable efforts private placement basis under the Listed Issuer Financing Exemption (as defined herein), of up to 1,428,572 units of the Company (each, a "Unit") at a price of $3.50 per Unit (the "Issue Price") for gross proceeds of up to $5,000,000 (the "May 2023 Offering"). Each Unit will consist of one common share of the Company (a "Common Share"), and one-half of one common share purchase warrant (each whole warrant, a "Warrant"). Each Warrant will entitle the holder thereof to purchase one additional Common Share at a price of $4.55 per Common Share, subject to adjustment in certain events, for a period of thirty-six months following the closing date of the May 2023 Offering (the "Closing Date").

The Company intends to use the net proceeds of the May 2023 Offering for the expansion of operations, raw material purchases, product related marketing and advertising and to provide general working capital to support operations. Upon closing of the May 2023 Offering, the Company shall pay to the Agents: (i) a cash commission equal to up to 7.0% of the aggregate gross proceeds of the May 2023 Offering payable in cash or Units, or any combination of cash or Units at the option of the Lead Agent; (ii) non-transferrable warrants of the Company exercisable at any time prior to the date that is 24 months from the Closing Date to acquire that number of Units equal to 7.0% of the number of Units issued under the May 2023 Offering, at an exercise price equal to the Issue Price, subject to adjustment in certain events. The Company shall pay the Lead Agent a corporate finance fee equal to that number of Common Shares which is equal to 3.0% of the aggregate number of Units issued pursuant to the May 2023 Offering.

Subject to compliance with applicable regulatory requirements and in accordance with National Instrument 45-106 - Prospectus Exemptions ("NI 45-106"), the May 2023 Offering is being made to purchasers resident in Canada, except Quebec, pursuant to the listed issuer financing exemption under Part 5A of NI 45-106 (the "Listed Issuer Financing Exemption"). The securities offered under the Listed Issuer Financing Exemption will not be subject to a hold period in accordance with applicable Canadian securities laws. There is an offering document (the "Offering Document") related to the May 2023 Offering that can be accessed under the Company's profile at www.sedarplus.ca and on the Company's website at: www.blenderbites.com. Prospective investors should read this Offering Document before making an investment decision.

As disclosed in the Offering Document, the Company may pay finders' fees to eligible parties who have assisted in introducing subscribers to the May 2023 Offering as permitted by the policies of the Canadian Securities Exchange and applicable securities laws.

The Agents will also be entitled to offer the Units for sale in the United States pursuant to available exemptions from the registration requirements of the United States Securities Act of 1933 (the "1933 Act"), as amended, and in those other jurisdictions outside of Canada and the United States provided it is understood that no prospectus filing, or comparable obligation arises in such other jurisdiction. All securities not issued pursuant to the Listed Issuer Financing Exemption will be subject to a hold period in accordance with applicable Canadian securities law, expiring four months and one day following the closing date of the May 2023 Offering. The Company expects to close the May 2023 Offering on or about June 15, 2023, and is subject to certain conditions including, but not limited to, the receipt of all necessary regulatory approvals.

On June 1, 2023, the Company announced that it had completed its first ever production run of its newest innovation - the 1-Step Frappé - and has shipped its entire product lineup in close to 300 Walmart Canada stores.  Products have already hit shelves at some Walmart locations in the country, and replenishment orders have already come in as the retailer prepares for a successful launch. Walmart Canada, a subsidiary of Walmart, Inc., one of the world's largest and most recognizable retail giants, is the first Canadian retailer to carry the Company's latest 1-Step Frappé innovation along with its latest smoothie innovations, Tropical Glow and Daily Defen-C.  Blender Bites' full product line is comprised of its first-to-market 1-Step Smoothie innovations - Power BerryTM, Green D-ToxTM, Liquid SunshineTM Tropical Glow™ and Daily Defen-CTM - as well as its brand new 1-Step Frappé innovations - Vanilla Bean-BioTM, Mindful MochaTM, and Caramel Collagen™.

On June 6, 2023, the Company announced that its full line of 1-Step Frappé innovations had hit shelves at a large Midwest US grocer (the "Retailer") with retail locations across the Midwest, United States, and is reaching a new audience of health-conscious consumers. The Retailer, founded in 1939, is a family-owned grocery chain with over 100 stores in Missouri, Illinois, Indiana, Wisconsin, and Iowa. The Retailer is known for its commitment to quality and customer service and is a trusted source of fresh and healthy products for families throughout the Midwest, US.

On June 14, 2023, the Company announced that it had filed an amended and restated Offering Document for its May 2023 Offering (as defined above).  The restated and amended Offering Document amends and restates the offering document filed by the Company on May 30, 2023, and now includes a minimum offering amount required to meet the Company's business objectives and liquidity requirements for a period of 12-months.

On June 22, 2023, the Company announced that it had closed the first tranche of its May 2023 Offering, resulting in the issuance of 443,072 Units (as defined above) of the Company at a price of $3.50 per Unit for aggregate gross proceeds of $1,550,752 (the "First Tranche Offering").

Units in the First Tranche Offering were offered for sale to purchasers resident in Canada (except Québec) pursuant to the listed issuer financing exemption under Part 5A of National Instrument 45-106 - Prospectus Exemptions, and will not be subject to any statutory hold period in accordance with applicable Canadian securities laws. The Company may close additional tranches of the Offering. The Company intends to use the net proceeds of the First Tranche Offering for the expansion of operations, raw material purchases, product related marketing and advertising and to provide general working capital to support operations. In connection with the closing of the First Tranche Offering, Canaccord Genuity Corp., as agent, received a cash commission of $108,553, as well as 31,015 broker warrants ("Agent Warrants") and a corporate finance fee consisting of 13,292 Common Shares (the "Corporate Finance Fee Shares"). Each Agent Warrant is exercisable to acquire one Unit for $3.50 and exercisable at any time prior to the date that is 24 months from the closing date of the First Tranche Offering. The Company also issued 8,861 Common Shares (the "Admin Fee Shares") to Amalfi Corporate Services Ltd. ("Amalfi") for its assistance with the First Tranche Offering. The Agent Warrants (and underlying securities thereof), the Corporate Finance Fee Shares and the Admin Fee Shares are subject to a statutory hold period of four months and one day.

On July 4, 2023, the Company announced that it had elected not to proceed with a further tranche of its May 2023 Offering.

On July 14, 2023, the Company announced it achieved record-breaking revenues for the month of June 2023. Revenue in the month of June, based on orders received and delivered within the month, reached $918,509, with related expense for the same period of $611,498, representing a 32% gross profit margin, and the Company's largest month in sales to date. The record-breaking revenues in June surpassed the Company's previous all-time high revenue, demonstrating a continued and growing demand for Blender Bites' products in the market. The Company's progression is evident with this historic month of sales, and it's looking forward to the next chapter with the full US rollout coming soon.

On July 18, 2023, the Company announced that one of its retail partners, the second-largest supermarket chain in Canada (the "Retailer")  was adding four additional Blender Bites' Stock Keeping Units ("SKUs") across their grocery retail distribution network. The additional SKUs will effectively more than double the Company's product offerings under the Retailer's Canadian banners, with the addition of the Company's latest 1-Step Smoothie & 1-Step Frappé innovations. The various banners under the Retailer currently carry Blender Bites' Power BerryTM, Green DToxTM and Liquid SunshineTM (formerly Vita Smoothie) smoothie innovations. Now on shelves will be the above three SKU's along with the Retailer Daily Defen-CTM, Tropical GlowTM, along with the Company's latest innovation - the 1-Step Frappé innovation - in Mindful MochaTM and Caramel CollagenTM flavours.

On July 25, 2023, the Company announced the appointment of Tracey Slade, a seasoned veteran with 29 years of expertise as a Quality Assurance (QA) and Regulatory Affairs (RA) specialist in the food and beverage industry.

On August 14, 2023, the Company announced a record number of purchase orders totaling $1,869,000 received in the three months from May 2023 to July 2023. This achievement marks a historic record for the Company in terms of purchase order value, representing an increase of over 125% compared to the same period in 2022, and a surge of 158% during the three-month period from February 2023 to April 2023. The historic increase over this period is attributed to initial orders received from its Walmart Canada launch, the beginning of the US roll out, and increased demand in the 1000+ Canadian retail grocery and club stores. The increase does not reflect any orders the Company anticipates receiving upon full implementation of its US expansion in the upcoming months. It is important to note that the figures relevant to the increase mentioned above have not been audited and are based on calculations prepared by management. Actual results may deviate from the above figures once these figures undergo auditing. Therefore, while purchase orders have the potential to increase sales revenue, there is no guarantee of such outcomes for the Company.

On September 11, 2023, the Company announced that it had closed the first tranche of its previously announced non-brokered private placement, as described in its press release on September 1, 2023, resulting in the issuance of 276,867 units of the Company at a price of $3.00 per unit for aggregate gross proceeds of $830,601.

Each unit was comprised of one common share and one common share purchase warrant. Each warrant entitles the holder thereof to purchase one common share at a price of $3.30 for a period of 60 months following the date of closing, expiring on September 11, 2028, subject to adjustment in certain events.

In connection with the closing of the first tranche, Canaccord Genuity Corp., as agent, received a cash commission of $29,442 and 9,814 broker warrants. Each broker warrant entitles the holder thereof to purchase one common share at a price of $3.30 for a period of 60 months following the date of closing, expiring on September 11, 2028, subject to adjustment in certain events. The Company also issued 5,537 Admin Fee Shares to Amalfi Corporate Services Ltd. ("Amalfi") for its assistance with the first tranche offering. The broker warrants and the Admin Fee Shares are subject to a statutory hold period of four months and one day, expiring on January 12, 2024.

B.  Business Overview

We are a food company focused on the manufacturing and distribution of natural and organic frozen smoothie products. Our primary products are natural and organic frozen smoothies, currently being:

  Power Berry, a mix of organic berries, apples, dates, and a blend of greens;
  Green D·tox, a mix of mangos, coconuts, banana, apples, dates, and a blend of greens;
  Liquid Sunshine, a mix of peach, banana, apple, strawberry, raspberry and black chia seed;
  Daily Defen-C, a mix of  mango, peach, apple, banana, pineapple and coconut milk;
  Tropical Glow, a mix of pineapple, banana, mango, coconut milk and lemon juice;
  Vanilla Bean-Bio, a mix of organic coconut milk, cane sugar, chia seeds, coffee and date powder;
  Mindful Mocha, a mix of organic coconut milk, cane sugar, chia seeds, coffee, cocoa, powder;
  Caramel Collagen, a mix of organic coconut milk, cane sugar, bovine collagen, chia seeds date powder, coffee and cocoa powder; and
  -1-Step Frappé, a mix of Vanilla Bean-Bio, Mindful Mocha and Caramel Collagen.

Principal Markets

The functional beverage market is on pace to be valued at $198 billion USD in 2026 growing at a CAPG of 10.9%. In the U.S. alone, the country's $48.4 billion functional beverage market is forecast to grow at a CAGR of 6.6% through 2025, according to Euromonitor. Two thirds of adults want more snacks that provide an energy boost, with 57% wanting snacks that contain vitamins/minerals and 50% seeking snacks that provide a serving of fruits and vegetables (Lyons Wyatt, 2019).

Over the past five years, a significant increase in demand for functional beverages has occurred and is expected to continue as an elevated health awareness is evolving. The Company is positioned to lead the market with ingredient combinations that maximize health and mental benefits that include 12 vitamins and minerals, immune supporting superfoods, no gums or preservatives and award-winning taste.

The Company currently operates in both the United States and Canada in the functional beverage category, selling 1-step smoothies and 1-step frappes. As of October 31, 2022 the Company had sales of $3,141,112 (2021: $941,852) in Canada and $704,097 (2021: $Nil) in the United States. 2022 represented sales solely from the 1-step smoothie. In 2023, we expect 20% of our sales to be driven by the launch of our 1-step frappe. Sales in the U.S are expected to account for 85% of the total Company sales by the end of 2023. While retail listings will be rolled out nationwide there will be an emphasis on geographic locations within the U.S. that align with our target customers. With the support of our sales broker and management team, 2023 will see a push towards retail listings in the Pacific Northwest, West Coast and Northeast.

Operations

While the Company's products are formulated in-house, manufacturing has been outsourced to Original Foods, a food manufacturer based in Ontario, Canada. Original Foods is SQF, SFCR and organic certified, and is a designated nut-free facility. We anticipate that Original Foods will be able to meet the demands of our U.S. and Canadian growth plans for 2023 and 2024, and we intend on finalizing our manufacturing agreement with Original Foods in the upcoming months. We are in continual negotiations for additional manufacturers that can align with our increasing sales demand and intend to bring on additional outsourced manufacturers when management has deemed them to be appropriate in our growth plans.

Revenues

The Company sells frozen smoothie pucks to third-party distribution companies. Orders are fulfilled utilizing a third-party manufacturer. The Company is responsible for the shipment of goods from the manufacturer's warehouse to the distributors' warehouses across Canada and the United States. Revenue is recognized upon the transfer of control of the goods to the customer as defined by the agreements, representing the Company's completion of the performance obligation in the transaction. The Company is responsible in satisfying the performance obligation to provide the goods itself and controls the goods to be transferred to the customer. Therefore, the Company acts as the principal in the transaction, revenue is recognized on a gross basis.

Seasonality

Our quarterly revenues and income/loss are subject to seasonal volatility. We anticipate that our second and third quarters of each fiscal year will be stronger revenue months due to the likelihood of more smoothies being sold in the spring and summer compared to the winter.

Raw Materials

The Company uses only certified organic, non-GMO ingredients in its products and all products are free of sweeteners, artificial colors and flavors.  Our products are made from vegetables and/or fruit with added plant-based vitamins and minerals, using the Company's proprietary formulas. Ingredients are sourced from approved suppliers where their food safety status have been verified and are evaluated to have met other quality parameters. Ingredients are evaluated to ensure their regulatory and safety status and permission for use in foods.

Raw material ingredients are sourced globally at spot rates based on the availability and seasonality of the ingredients. Raw material prices are quite volatile and present an underlying risk due to price inflation and seasonality of the produce.

Employees

As at the date of this registration statement, we have three employees. We expect to hire two additional employees in 2023.

Currently, we have three full time employees. Our directors and certain contracted individuals play an important role in the running of our Company. We anticipate hiring two additional full-time employees over the next 12 month period. We do and will continue to outsource contract employment as needed.

We engage contractors from time to time to consult with us on specific corporate affairs or to perform specific tasks in connection with the development of our products.

Leases

As at the date of this registration statement, we have not entered into any material leases or mortgages.

Specialized Skill and Knowledge

The nature of our business requires specialized skills and knowledge in the research, development and commercialization of our products. Increased competition for qualified professionals and personnel may make it more difficult to hire and retain competent employees, independent contractors and consultants and may affect our ability to grow at the pace it desires. However, the Company does not currently anticipate any significant difficulties in locating and retaining appropriate personnel that possess the skill and knowledge required to carry on its business.

Branding and Marketing

The Company has a multi-faceted sales and marketing approach to utilize the following marketing channels and engage data analytics to track and prioritize channels with effective customer acquisition: digital marketing, social media, email marketing, influencer marketing, retail partnerships, earned media, industry shows and events, word of mouth and referrals, and traditional media. The Company anticipates its marketing strategy will continue to evolve with the Company's long-term objectives as its services and markets expand over time.

Sales and Distribution

The Company has partnered with wholesale distribution firm, Tree of Life, for all of its Canadian storage and distribution needs. Tree of Life specializes as a sales, logistics, and distribution provider for small to medium enterprises and start-ups and works with major Canadian retailers include Whole Foods and Walmart. They provide retail sales coverage to the Company's major retailers such as Sobeys, Safeway and Save-On-Foods and have managers working with retailer head offices to negotiate listings to secure and execute promotional support. The Company also entered into a supplier agreement with Horizon as of March 19, 2021 for onboarding distribution in Canada and received its first order in August 2021.

The Company engaged Pacific Salmon Industries on October 25, 2021, for the distribution and non-exclusive supplier of products in the U.S. and Canada. PSI intends to be a main distributor of products for club stores in North America.

The Company engaged Active Sales & Marketing as a broker in the U.S. in late 2021 to help accelerate sales and distribution agreements. In the current fiscal year, Active Sales & Marketing has supported the execution of two U.S. distribution agreements nationwide and direct listings into various regional supermarket chains. With their continued support, they continue as a key partner in our U.S. expansion initiatives.

Competitive Conditions

The packaged frozen smoothie and functional foods and beverages markets are competitive. Players in the space compete against each other for financing and for market share based on factors such as product portfolio, product differentiation, and pricing. Many of the companies with whom we compete have greater financial and technical resources than those available to us. The barriers to entry in the competitive landscape is relatively low, giving opportunity for competition to enter from a wider range of fruit and beverage companies with extensive financial backing. Accordingly, these competitors may be able to spend greater amounts on the acquisition, development, and commercialization of products of merit. In addition, they may be able to afford more expertise in the development of their products. This competition could result in competitors offering products of greater quality and interest to prospective investors who may finance additional development and commercialization. This competition could adversely impact on our ability to finance further product development and to achieve the financing necessary for us to develop our business. While we believe that the overall functional foods and beverages markets are competitive, there is a first-mover advantage in the space. The Company believes that the "easy smoothie" category is an area that does not have the same competitive landscape and is a new innovation within the retail space. Our ability to list on shelf with retailers gives us the advantage and ability to be a leading innovator and creating our own category within frozen food.

Legal and Regulatory Environment

The food industry is highly regulated and is subject to changing political, legislative, regulatory, and other influences. Regulating the industry is important to maintain the high standard of food safety and quality that consumers expect, while allowing the industry to innovate and market new products.

In the U.S., the United States Food and Drug Administration regulates the type of food products that the Company produces. The Code of Federal Regulations Title 21 Food and Drugs Subchapter B for Food for Human Consumption describes the requirements for the manufacturing, packaging, and labeling of food products. These requirements include, but are not limited to, current good manufacturing practice and food labeling.

All food manufactured in the U.S. or imported into the U.S. is subject to the same food safety and regulatory requirements if the food is intended to be marketed in the U.S. For the Company's products destined for the U.S. market, the manufacturing, packaging and labeling of such products have been audited by the Company and other third party food safety certifiers to verify that the requirements have been met. The Company's manufacturers are routinely audited by third party food safety certifiers (under internationally recognized Global Food Safety Initiative scheme). The risks associated with the maintenance of the food safety requirements are prevented by sourcing from approved and reputable suppliers, evaluation of raw materials and manufacturers, and approving of labels prior to use.

In Canada, the primary federal agencies governing the manufacture, distribution, labelling and advertising of the consumer food products are the Canadian Food Inspection Agency (the "CFIA") and Health Canada. Specifically, the CFIA is responsible for the enforcement of federal food safety policies and standards for food industry businesses. This is accomplished under the Food and Drugs Act, the Safe Food for Canadians Act (the "SFCA") and the Safe Food for Canadians Regulations (the "SFR"). At the provincial level, in British Columbia, food safety laws are further governed by the Ministry of Health and the British Columbia Centre for Disease Control, under the Food Safety Act (the "FSA"), the Public Health Act (the "PHA") and the PHA's Food Premises Regulation (the "FPR"), which require that all food sold in British Columbia be safe and suitable for human consumption. The Food Regulatory Issues Division also provides information and advice to help industry navigate the regulations for functional foods and other innovative foods with health benefits and claims.

Compliance with Government Regulation

Our business is subject to laws and regulations governing the production, sale and use of our products. There can be no assurance, however, that all permissions or permits will be obtainable or achievable on reasonable terms or that compliance with such laws and regulations would not have an adverse effect on the profitability of any product that we may develop or seek to market.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing the marketing, sale, or use of our products to be curtailed.

Amendments to current laws, regulations and permits governing the intended use of our technologies, or more stringent implementation thereof, could have a material adverse impact on our business and cause increases in capital expenditures or production costs, or require abandonment or delays in development of new products.

We are committed to complying with and are, to our knowledge, in compliance with, all governmental regulations applicable to our Company and our planned products.

Economic Dependence and Changes to Contracts

The Company's business is economically dependent on our reliance with outsourced manufacturers. Changes to the contracts or halt in production would impact our financial performance. In order to reduce the risk of our economic dependence on manufacturers and in particular our relationship with Original Foods, we have been in negotiations with a second co-manufacturer in Colorado to diversity our exposure in both Canada and the U.S. We intend to be in continual discussions with co-manufacturers as we enter our growth plans to both ensure that we can maintain production capacity and reduce our exposure to changes in contracts from one single party.

Intellectual Property and Intangibles

In conducting our business operations, we are not dependent on certain proprietary or licensed technology, designs, and other intellectual property.

The Company currently has five trademark applications in each of Canada and the U.S. for Blender Bites, Vita- smoothie, Simplify Your Smoothie, Power Berry and Green d·tox. To date, the applications have been filed but are waiting examination. We have not obtained any other patents, patents applications or trademarks in connection with our products or planned products and have no plans to do so in the immediate future. We intend to protect our intellectual property primarily through a combination of trade secrets, license restrictions, and copyright.

Pending Applications

Country	Trademark	Our File	Application Number	Filing Date	Status
Canada	BLENDER BITES	3421-100	1,951,277	Mar 13, 2019	Advertised
Canada		3421-128	2,248,381	Mar 28, 2023	Awaiting Examination
Canada	BLENDER BOWLS	3421-112	2,183,045	May 3, 2022	Awaiting Examination
Canada	BLENDER POPS	3421-130	2,248,921	Mar 29, 2023	Awaiting Examination
Canada	CARAMEL COLLAGEN	3421-120	2,223,150	Nov 17, 2022	Awaiting Examination
Canada	DAILY DEFEN · C	3421-116	2,203,609	Aug 10, 2022	Awaiting Examination

Country	Trademark	Our File	Application Number	Filing Date	Status
Canada	GREEN D · TOX	3421-110	2,105,896	May 10, 2021	Awaiting Examination
Canada	MATCHA MORNINGS	3421-126	TBA	TBA	Instructions to hold off filing
Canada	MINDFUL MOCHA	3421-119	2,220,789	Nov 8, 2022	Awaiting Examination
Canada	POWER BERRY	3421-108	2,099,998	Apr 14, 2021	Examined
Canada	SIMPLIFY YOUR SMOOTHIE	3421-106	2,079,464	Jan 22, 2021	Approved
Canada	TROPICAL GLOW	3421-115	2,183,045	May 3, 2022	Approved
Canada	VANILLA BEAN- BIO	3421-121	2,223,152	Nov 17, 2022	Awaiting Examination

United States		3421-129	97/864,858	Mar 30, 2023	Awaiting Examination
United States	CARAMEL COLLAGEN	3421-124	97/722,633	Dec 19, 2022	Awaiting Examination
United States	DAILY DEFEN-C	3421-118	97/650,966	Oct 27, 2022	Awaiting Examination
United States	LIQUID SUNSHINE	3421-122	97/725,457	Dec 20, 2022	Awaiting Examination
United States	MATCHA MORNINGS	3421-127	TBA	TBA	Instructions to hold off filing
United States	MINDFUL MOCHA	3421-123	97/722,630	Dec 19, 2022	Awaiting Examination
United States	POWER BERRY	3421-109	90/649,901	Apr 16, 2021	Allowed
United States	TROPICAL GLOW	3421-117	97/650,225	Oct 27, 2022	Awaiting Examination
United States	VANILLA BEAN-BIO	3421-125	97/722,625	Dec 19, 2022	Awaiting Examination

Registrations

Country	Trademark	Our File	Registration Number	Registration Date	Status
United States	BLENDER BITES	3421-104	90/393,463	Nov 15, 2022	Registered
United States	SIMPLIFY YOUR SMOOTHIE	3421-107	90/538,355	Apr 11, 2023	Registered

Closed Applications

Country	Trademark	Our File	Application Number	Filing Date	Status
Canada	SUPERBERRY SPORT	3421-114	2,183,072	May 3, 2022	Application abandoned - will not be using mark
Canada	VITA-SMOOTHIE	3421-102	1,963,215	May 15, 2019	Application abandoned - will not be using mark
United States	GREEN D · TOX	3421-111	90/703,069	May 11, 2021	USPTO issued refusal - Application abandoned
United States	VITA-SMOOTHIE	3421-105	90/393,473	Dec 18, 2020	Application abandoned - will not be using mark in US

Lending and Investment Polices and Restrictions

We do not have any formal policies with respect to lending. However, from time to time, we may advance funds under various lending structures as determined by our Board.

Social and Environmental Policies

We do not have, and do not expect to have, any social or environmental policies in place. However, the Company is working towards producing recyclable outside packaging. Our products are currently free of any unnecessary inner plastic packaging.

Plan of Operations

1. Focus on the business of development and marketing of a line of frozen premium organic and plant based frozen foods.

2. Sustain operations and manage growth, including employee salaries, travel, general supplies, external audit and consultant fees, legal costs, and tax advisory costs. Implement an investor relations program to create awareness to attract investors and communicate effectively with the Company's shareholders. The Company also plans to join industry associations within the plant-based and functional food and beverage industries in North America in order to stay updated on best practices, new ingredients, and competitors in the industry.

3. Launch club store SKUs.

4. Launch in the U.S. market. Present to over fifty retail brands, including Whole Foods, Albertsons, Publix, and BJ's Club, representing approximately 5,900 locations nationwide.

5. Continued product expansion. Expand the portfolio of products with future SKUs that focus on functional ingredients and plant based proteins in order to achieve the Company's goal of being a leading functional foods-focused company. Further develop products for launch.

6. Strengthen distribution networks, reinstate its distribution agreement with Gordon Food once the hospitality industry has started up again in Ontario, Canada.

7. Develop a strategic marketing plan for print media, online coverage, product endorsements, influencers, and online marketing to maximize marketing spend and drive product demand both online and offline.

8. Launch e-commerce store and direct-to-consumer sales. Expand the functionality of the Company's current website, so that the Company is able to sell direct to consumers in North America and beyond.

9. Expand the Company's executive and operational team and build a human resources plan.

10. Evaluate mergers & acquisition opportunities that are complementary to the Company's operations over time.

11. Join additional industry associations within the plant-based and functional food and beverage industries in North America to remain updated on best practices, new ingredients, and competitors in the industry and to help improve the awareness of the Company's products.

Research and Development Expenditures

We have acquired our technology and intellectual property through acquisition. We accordingly incurred $175,261 in research and development expenditures during the fiscal year ended October 31, 2022 and incurred $83,673 in research and development expenditure during the fiscal year ended October 31, 2021.

C.  Organizational Structure

The Company has one subsidiary, Blender Bites (Holdings) Limited, which in turn has one subsidiary, Blender Bites US Ltd. The organizational chart of the Company is set out below:

D.  Property, Plants and Equipment

Our Company's operating office is located in an office space in Vancouver, British Columbia, Canada. The Company does not have any leases for office space or other properties. Pursuant to a management services agreement between the Company and Winchester Securities, Winchester Securities provides to the Company the following services: use of executive office space, boardroom facilities and parking facilities for the Company's use.

We believe that our existing facilities are adequate to meet our needs for the foreseeable future.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations for the fiscal year ended October 31, 2022 and for the six months ended April 30, 2023 should be read in conjunction with our financial statements and related notes included in this registration statement in accordance with Item 8 Financial Information). Our financial statements for the fiscal year ended October 31, 2022 and for the period ended April 30, 2023 were prepared in accordance with IFRS and are expressed in Canadian Dollars.

A. Operating Results

Year Ended October 31, 2022

During the year ended October 31, 2022, the Company recorded a net and comprehensive loss of $4,632,942 as compared to a net and comprehensive loss of $15,952,520 for the comparable year ended October 31, 2021. The net loss for the year ended October 31, 2022 includes $964,120 of non-cash expenditures.

Total revenues have increased to $3,845,209 for the year as compared to $941,852 for the comparable year ended October 31, 2021, an increase of $2,903,357 or 308%. The increase was attributed to the Company being able to increase its Canadian and US distribution channels during the year and increasing the number of stores selling its products. The Company increased its gross margin to $409,902 in the current year compared to a gross margin of $132,132 in the comparative year. The Company expects its gross margin percentage to increase as it grows its distribution channels and scales its production to meet customer demand.

Total expenses for the year amounted to $5,042,913 as compared to $16,084,652 for the comparable period, a decrease of $11,041,739, which includes non-cash expenditures of $9,485 for depreciation, $421,501 in share-based compensation and $Nil in transaction and listing expenses. The decrease in overall expenditures can be attributed to the following:

  Advertising and promotion expenses have increased to $1,873,127 from $344,991 as the Company has engaged third party consultants to develop and refine investor relations and digital marketing services.
  Consulting fees have increased to $1,255,654 from $126,221 as the Company has engaged consultants for professional services, research and advisory services, communications, and corporate development.
  Management fees have decreased to $Nil from $164,622 as the Company executed contracts with management for CEO, corporate communications, and sales and marketing services, which are included in consulting fees for October 31, 2022. See related party section for additional details.
  Professional fees have decreased to $257,292 from $329,739 which can be attributed to the fees paid to third party consultants for professional services, audit fees, and legal fees. A significant portion of the professional fees incurred are related to the reverse takeover ("RTO") transaction between BITE and Blender Bites in the prior year which are no longer paid in this year. Also included in professional fees were fees paid to companies controlled or connected to officers of the Company. See related party section for details.
  Selling expenses have increase to $237,982 from $Nil related to costs incurred for fulfillment of sales not directly related to the cost of procuring and refining inventory to finished goods.
  Transaction and listing expenses have decreased to $Nil from $14,859,798 pursuant to the RTO transaction completed on September 20, 2021.

Six Months Ended April 30, 2023

During the six months ended April 30, 2023, the Company recorded a net and comprehensive loss of $2,663,916 as compared to a net and comprehensive loss of $2,304,316 for the comparable six months ended April 30, 2022. The net loss for the six months ended April 30, 2023 includes $1,338,662 of non-cash expenditures.

Total revenues have decreased to $656,771 for the six months as compared to $1,975,137 for the comparable six months ended April 30, 2022, a decrease of $1,318,366. The Company increased its gross margin to $138,206 in the current six months compared to a gross loss of $126,170 in the comparative six months, which is partly attributed to reclassifications between cost of sales and operating expenditures. The Company expects its gross margin percentage to increase as it grows its distribution channels and scales its production to meet customer demand.

Total expenses for the six months amounted to $2,805,286 as compared to $2,231,275 for the comparable period, an increase of $574,011, which includes non-cash expenditures of $40,834 for depreciation and $1,297,828 for share-based compensation. The increase in overall expenditures can be attributed to the following:

  Advertising and promotion expenses have decreased to $368,039 from $1,031,517 as the Company has engaged third party consultants to develop and refine investor relations and digital marketing services. Advertising and promotion have decreased due to the completion of investor relations and digital marketing services in the current period, which were not renewed.
  Consulting fees have decreased to $346,343 from $443,695 as the Company has engaged consultants for professional services, research and advisory services, communications, and corporate development, which have decreased compared to the prior period due to hiring staff internally to address some of these functions.
  Professional fees have increased to $222,241 from $85,172 which can be attributed to the fees paid to third party consultants for professional services, audit fees, and legal fees. A significant portion of the professional fees incurred in the current period are related to legal consultations related to US listing procedures and US retail operations. Also included in professional fees were fees paid to companies controlled or connected to officers of the Company. See related party section for details.
  Selling expenses have increased to $74,004 from $Nil related to costs incurred for fulfillment of sales not directly related to the cost of procuring and refining inventory to finished goods.
  Share based compensation has increased to $1,297,828 from $316,090 for the issuance of stock options and restricted share units.

B. Liquidity and Capital Resources

Year Ended October 31, 2022

As at October 31, 2022, the Company had cash of $221,272 and a working capital of $514,294 compared to a cash balance of $2,587,871 and a working capital of $3,583,347 as at October 31, 2021. The decrease in working capital was primarily due to the fact that the Company has continued to incur operational costs in the current year, whereas a large amount of cash was acquired from the RTO transaction in the comparative year and the completion of a concurrent financing for gross proceeds of $3,884,500.

The Company believes that the current capital resources are not sufficient to satisfy its current liabilities and pay overhead expenses for the next twelve months and will need to seek additional financing to fund its operations and pursue future expansions. The Company will continue to monitor the current economic and financial market conditions and evaluate their impact on the Company's liquidity and future prospects. As the Company is currently not able to generate sufficient cash from its operations to fund its operations, the Company will have to rely on issuing shares for cash or to settle debt, loans, and related party loans to fund ongoing operations and investments.

This discussion and analysis has been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company was not expected to continue operations for the foreseeable future. As at October 31, 2022, the Company has accumulated losses of $20,930,655 since inception and expects to incur further losses in the development of its business, all of which are material uncertainties that cast significant doubt about the Company's ability to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to attain profitable operations to generate funds and/or its ability to raise equity capital or borrowings sufficient to meet its current and future obligations.

Although the Company has been successful in the past in raising funds to continue operations and management is intending to secure additional financing as may be required, there is no assurance it will be able to do so in the future.

Detailed discussions related to the Company's cash flows during the year ended October 31, 2022

Cash balances decreased by a total of $2,366,599 during the year ended October 31, 2022.

During the year ended October 31, 2022, cash used in operating activities was $2,702,867 compared to cash used in operating activities of $2,603,640 during the year ended October 31, 2021. The cash used in operating activities for the year remained comparable to that of the prior year overall. (See Operating Results above for a detailed discussion of the expense variances.)

During the year ended October 31, 2022, cash used in investing activities was $404,870 compared to cash acquired of $801,269 from investing activities during the year ended October 31, 2021. The increase in cash used in investing activities is due to the purchase of equipment for $386,496 and the purchase of trademarks for $18,374. For the year ended October 31, 2021, cash provided by in investing activities was primarily attributed to cash acquired on the RTO acquisition.

During the year ended October 31, 2022, cash provided by financing activities was $741,138 compared to cash provided by financing activities of $4,184,374 during the year ended October 31, 2021. The decrease was primarily due to fewer shares being issued for cash. For the year ended October 31, 2021, cash provided by financing activities was primarily due to the issuance of shares and warrants on the concurrent financing upon RTO.

Six Months Ended April 30, 2023

As at April 30, 2023, the Company had cash of $623,158 and working capital of $1,357,426 compared to a cash balance of $221,272 and a working capital of $514,294 as at October 31, 2022. The increase in working capital was primarily due to the fact that the Company raised $2,000,000 from private placements in the current year. In the prior year, the Company received cash of $741,138 pursuant to the exercise of warrants. The Company completed two tranches of private placements after period end.

The Company believes that the current capital resources are not sufficient to satisfy its current liabilities and pay overhead expenses for the next twelve months and will need to seek additional financing to fund its operations and pursue future expansions. The Company will continue to monitor the current economic and financial market conditions and evaluate their impact on the Company's liquidity and future prospects. As the Company is currently not able to generate sufficient cash from its operations to fund its operations, the Company will have to rely on issuing shares for cash or to settle debt, loans, and related party loans to fund ongoing operations and investments.

This discussion and analysis has been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company was not expected to continue operations for the foreseeable future. As at April 30, 2023, the Company has accumulated losses of $23,594,571 since inception and expects to incur further losses in the development of its business, all of which are material uncertainties that cast significant doubt about the Company's ability to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to attain profitable operations to generate funds and/or its ability to raise equity capital or borrowings sufficient to meet its current and future obligations.

Although the Company has been successful in the past in raising funds to continue operations and management is intending to secure additional financing as may be required, there is no assurance it will be able to do so in the future.

Detailed discussions related to the Company's cash flows during the six months ended April 30, 2023

Cash balances increased by a total of $401,886 during the six months ended April 30, 2023.

During the six months ended April 30, 2023, cash used in operating activities was $1,598,643 compared to cash used in operating activities of $1,605,131 during the six months ended April 30, 2022. The cash used in operating activities for the six months remained comparable to that of the prior six months overall. (See Operating Results above for a detailed discussion of the expense variances.)

During the six months ended April 30, 2023, cash used in investing activities was $326,096 compared to cash used of $393,653 from investing activities during the six months ended April 30, 2022. The decrease in cash used in investing activities is due to the purchase of equipment for $312,091 and the purchase of trademarks for $14,005 where as more equipment was purchased in the prior six months. The cash used in investing activities for the six months remained comparable to that of the prior six months overall.

During the six months ended April 30, 2023, cash provided by financing activities was $2,326,625 compared to cash provided by financing activities of $741,138 during the six months ended April 30, 2022. The increase was primarily due to a greater number of shares being issued for cash and proceeds received from the exercise of warrants. For the six months ended April 30, 2022, cash provided by financing activities was primarily due to the proceeds received from the exercise of warrants.

C. Research and Development, Patents and Licenses, etc.

Expenditures on research activities, undertaken with the prospect of gaining new or technical knowledge and understanding, are recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and has the ability to use or sell the asset. The expenditures capitalized include the costs of materials, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use and borrowing costs on qualifying assets. Other development expenditures are recognized in profit or loss as incurred.

As at October 31, 2022 and April 30, 2023, the Company has not capitalized any intangible assets related to research and development procedures as economic viability had yet to be determined.

D.  Trend Information

Other than as disclosed elsewhere in this registration statement and specifically in Item 4.B. Business Overview, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

The following table summarizes selected financial data for our Company for the fiscal years ended October 31, 2022 and 2021 and September 30, 2020, 2019 and 2018 respectively, prepared in accordance with IFRS as issued by the International Accounting Standards Board ("IASB"). The information in the table is expressed in Canadian Dollars was extracted from the detailed financial statements and related notes included in this registration statement and should be read in conjunction with such financial statements.

Selected Financial Data

(CAD$)

Statements of (Loss) Income Data	Year Ended(1)
	Oct. 31, 2022 (audited) ($)	Oct. 31, 2021 (audited) ($)	Sep. 30, 2020 (audited) ($)	Sep. 30, 2019 (audited) ($)	Sep. 30, 2018 (audited) ($)
Revenues	3,845,209	941,852	Nil	Nil	Nil
Operating Expenses	5,042,913	16,084,652	285,845	888,357	1,726,894
Comprehensive Loss	(4,632,942)	(15,952,520)	(284,538)	(888,357)	(2,192,290)
Loss Per Share Basic and Diluted(2)	(1.17)	(9.46)	(1.09)	(4.06)	(16.08)
Common Shares Outstanding(2)	4,091,672	3,676,839	664,968	218,539	218,539

(1) Following completion of the Transaction on September 20, 2021, the Company changed its financial year-end from September 30 to October 31. See Item 4.A Three-year History of the Company for  detailed information regarding the Transaction.

(2) On January 19, 2022, the Company completed a share split of its common shares on the basis of 1.25 new common shares for every existing 1 common share. On July 6, 2022, the Company completed a share consolidation of its common shares on the basis of 1 common share for every existing 10 common shares. The share consolidation has been retroactively presented in the consolidated financial statements by adjusting all share amounts, including per share amounts.

Statement of Financial Position Data	As at(1)
	Oct. 31, 2022 (audited) ($)	Oct. 31, 2021 (audited) ($)	Sep. 30, 2020 (audited) ($)	Sep. 30, 2019 (audited) ($)	Sep. 30, 2018 (audited) ($)
Current Assets	1,290,939	4,358,220	470,141	118,742	945,945
Current Liabilities	776,645	774,873	282,520	133,319	72,165
Working Capital (Deficit)	514,294	3,583,347	187,621	(14,577)	873,780
Total Liabilities and Shareholders' Equity	1,753,440	4,462,670	470,141	118,742	945,945
(Deficit) Retained Earnings	(20,930,655)	(16,297,713)	(18,444,957)	(18,160,419)	(17,272,062)

(1) Following completion of the Transaction on September 20, 2021, the Company changed its financial year-end from September 30 to October 31.

Selected Quarterly Information

(CAD$)

For the quarter ended:	April 30, 2023 $	January 31, 2023 $	October 31, 2022 $	July 31, 2022 $
Revenue	217,461	439,310	712,271	1,157,801
Net and comprehensive loss	(2,193,131)	(470,785)	(901,933)	(1,426,693)
Loss per share from operations	(0.47)	(0.12)	(0.22)	(0.35)

For the quarter ended:	April 30, 2022 $	January 31, 2022 $	October 31, 2021 $	July 31, 2021 $
Revenue	1,215,533	759,604	552,004	183,414
Net and comprehensive loss	(835,235)	(1,469,081)	(15,530,116)	(222,494)
Loss per share from operations	(0.21)	(0.40)	(0.64)	(1.17)

The Company's quarterly revenues and income/loss for the period are subject to seasonal volatility. The Company anticipates that its second and third quarters of each fiscal year will be stronger revenue months as the Company anticipates selling more smoothies in the spring and summer compared to winter months.

E. Critical Accounting Estimates

The Company's financial statements included in this registration statement were prepared in accordance with IFRS and as issued by the IASB.  For a description of critical accounting estimates and other significant accounting policies please refer to the notes to the Company's audited financial statements included under Item 18 Financial Statements in this registration statement.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

Name	Position(s) Held with Company	Principal Business Activities Outside the Company and Other Principal Directorships
Chelsie Hodge	CEO & Director	CEO and a director of Blender since September 17, 2015.
Geoff Balderson	CFO	Officer and director of various companies since 2015; President of Harmony Corporate Services Ltd.
Steve Pear	COO	Executive Chairman since May 5, 2023 and a director of Bettermoo(d) Food Corporation since December 21, 2020 and Corporate consultant.
Nicole Lacson	Corporate Secretary	Corporate and securities professional since 2015 and Corporate Secretary Consultant and principal of Kamara Corporate Services Ltd., since 2021.
Patrick Morris	Director	Corporate consultant.
Christopher Mackay	Director	President of Strand Development since 2010.
Grant Smith	Director	President and CEO of Pond Technologies Holdings Inc. since April 2020; President of Pond Naturals Inc. since September 2018.
Nima Bahrami	Director	CEO of Bettermoo(d) Holdings Corp., since August 2021, CEO since May 5, 2023 and a director of Bettermoo(d) Food Corporation since May 17, 2022 and Corporate consultant.

Chelsie Hodge - Chief Executive Officer and Director (Age: 40)

Chelsie Hodge has been the Chief Executive Officer and a director of our Company since September 20, 2021.

Ms. Hodge got her start in the plant-based sector in 2006 while working for category disrupter, VEGA. At VEGA, she received a crash course on the ins and outs of entrepreneurship and what it takes to start a consumer goods brand. Ms. Hodge also has a keen interest in capital markets and has been a consultant to various public companies for over 12 years assisting with investor relations activities, capital raises and IPO transactions. Ms. Hodge founded Blender in 2015 and has been its CEO and a director since September 17, 2015.  Ms. Hodge obtained her bachelor's degree in Business Administration from Capilano University in April 2005.

Geoff Balderson - Chief Financial Officer (Age: 44)

Geoff Balderson has been the Chief Financial Officer of the Company since April 25, 2019. Mr. Balderson also served as Corporate Secretary of the Company from January 24, 2019 until November 22, 2021 and was a director of the Company from January 24, 2019 until September 20, 2021. Mr. Balderson has an extensive background in business and has worked in the capital markets for over 20 years. He currently acts as an officer and director of multiple TSX Venture and CSE listed companies. Mr. Balderson is the President of Harmony Corporate Services Ltd., a Vancouver based company that provides administrative services to publicly listed companies. Prior to this he was an Investment Advisor with two Canadian investment dealers. Mr. Balderson graduated from the Sauder School of Business at the University of British Columbia in April 2006.

Steve Pear - Chief Operating Officer (Age:55)

Steve Pear has been the Chief Operating Officer of the Company since March 1, 2023.  Mr. Pear has worked extensively in the beverage and CPG space over the last 30+ years. During his 22 years with Coca-Cola, Mr. Pear held various Senior management positions concluding with CEO of the Odwalla business unit which at the time was $300,000,000+ in top line revenue. After leading the integration of Odwalla into various Coca-Cola divisions, Mr. Pear was CEO at Cheribundi, a functional tart cherry juice, where he led the startup from $3,000,000 in sales to $44,000,000 in 4 years. Mr. Pear has been on numerous boards and advisory boards on M/A in the food/beverage space and as well as has been Chief Commercial Officer for Schwazze, a multistate cannabis operator in the US for the last 18 months. He is currently CEO/Director of BetterMoo(d) Food Corporation. His expertise in scaling small brands across multiple categories in the beverage space has made him a valuable asset as CEO and an advisor to multiple companies.

Nicole Lacson - Corporate Secretary (Age:39)

Nicole Lacson has been Corporate Secretary of the Company since November 22, 2021. Ms. Lacson is a highly experienced securities paralegal supporting venture issuers through corporate and securities matters. With an extensive background in financings, acquisitions, shareholder meetings, governance, and stock exchange compliance, she  has developed a deep understanding of legal administration and regulatory frameworks that govern the securities industry. Ms. Lacson is the principal of Kamara Corporate Services Ltd., a Vancouver-based management and accounting firm that provides corporate secretarial and financial services to private and publicly listed companies.

Patrick Morris - Director (Age: 54)

Patrick Morris has been a director of the Company since August 17, 2018. Mr. Morris is an entrepreneur and capital markets executive with 20 years of experience raising funds for microcap companies in a number of industries including pharmaceutical cannabis, resource exploration, blockchain technologies, finance and business related to the future of food. From its inception in late 2019 until July 12, 2021, Mr. Morris served as CEO and director of Eat Beyond Global Holdings Inc (CSE:EATS) Canada's first publicly traded investment issuer specifically focused on investing in the future of food. Mr. Morris also co-created and co-produced Canada's first nationally syndicated radio show about growth stock opportunities which was broadcast on fourteen of the top-rated news talk stations across Canada.

Christopher Mackay - Director (Age: 35)

Christopher Mackay has been a director of the Company since September 20, 2021. Mr. Mackay is the President of Strand Development and is responsible for overseeing Strand Development's real estate activities in the United States. These roles range from the initial sourcing and analysis of new acquisitions and development projects to the disposition and subsequent distributions from these projects, monitoring the status of each project as they come to fruition and dealing with banks and any financing or refinancing situations.  Mr. Mackay started at Strand Development in 2010, working in the company's Atlanta office, and proceeded to work his way up to the company's headquarters in Vancouver by way of Santa Monica. Strand Development currently has over 3,000 homes in the United States spread between metros such as San Francisco, Los Angeles, Atlanta, Chicago, Denver, Las Vegas, Orlando, Portland, Reno and Seattle. Mr. Mackay has maintained a relatively low profile; however, he passionately supports and assists in the background in numerous causes such as: Arts Umbrella, East End Boys Club, The Vancouver Sports Club, Zajac Ranch (receiving the Zajac Nights Raising the Bar Award in 2019), and The Table Church. Mr. Mackay earned diplomas from The Sauder School of Business and The Real Estate Council of British Columbia for the Real Estate Trading Services course and Mortgage Brokerage in British Columbia course in December 2012 and January 2013, respectively.

Grant Smith - Director (Age: 55)

Grant Smith has been a director of the Company since September 20, 2021. Mr. Smith has over 25 years of experience in the food and beverage industry with a focus on organics and wellness. He also has a strong track record of building strategic relationships and driving sustainable growth within an organization. After over 15 years of technical sales of primarily nutritionally focused ingredients, Mr. Smith formed RFI Canada Partnership, a company dedicated to nutritional wellness via nutritional ingredients, which then merged with Pond Technologies Holdings Inc. to continue serving producers and consumers with natural and organic products, including algae extracts. Mr. Smith obtained his Bachelor of Science degree in Nutrition and a minor in Human Kinetics from the University of Guelph in 1993.

Nima Bahrami - Director (Age: 33)

Nima Bahrami has been a director of the Company since November 22, 2021. Mr. Bahrami is an entrepreneur whose professional career has been focused in the areas of natural health, and finance. He has geared much of his professional career to focus on business development and strategic planning, and the successful integration of health and wellness product lines with publicly traded companies. In his roles Mr. Bahrami has delivered substantial strategic and operational progress, delivering value for stakeholders, while developing a distinct and cohesive culture, focused on customer care and service. Mr. Bahrami holds an MBA from Cardiff University.

Family Relationships

There are no family relationships among any of our directors and senior management listed above.

B.  Compensation

During the years ended October 31, 2022 and October 31, 2021, our directors and officers received the following compensation:

COMPENSATION TABLE
Name and Principal Position	Year(1)	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensa- tion ($)	Change in Pension Value and Nonqualified Deferred Compensa- tion Earnings ($)	All Other Compensa- tion ($)	Total ($)
Chelsie Hodge CEO & Director(2)	2022 2021	240,000 131,000	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	240,000 131,000
Geoff Balderson CFO	2022 2021	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Patrick Morris Director	2022 2021	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil

COMPENSATION TABLE
Name and Principal Position	Year(1)	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensa- tion ($)	Change in Pension Value and Nonqualified Deferred Compensa- tion Earnings ($)	All Other Compensa- tion ($)	Total ($)
Christopher Mackay Director(3)	2022 2021	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Grant Smith Director(4)	2022 2021	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Joel Shacker Former CEO and Director(5)	2022 2021	N/A Nil	N/A Nil	N/A Nil	N/A Nil	N/A Nil	N/A Nil	N/A Nil	N/A Nil
Adam Cegielski Former Director(6)	2022 2021	N/A Nil	N/A Nil	N/A Nil	N/A Nil	N/A Nil	N/A Nil	N/A Nil	N/A Nil

(1) Following completion of the Transaction on September 20, 2021, the Company changed its financial year-end from September 30 to October 31. Information is accordingly provided for the financial year ended October 31, 2022 and for the financial year ended October 31, 2021.

(2) Ms. Hodge was appointed as CEO and a director of the Company on September 20, 2021.

(3) Mr. Mackay was appointed as a director of the Company on September 20, 2021.

(4) Mr. Smith was appointed as a director of the Company on September 20, 2021.

(5) Mr. Shacker resigned as CEO and a director of the Company on September 20, 2021.

(6) Mr. Cegielski resigned as a director of the Company on September 20, 2021.

There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers. Our directors and executive officers may receive share options at the discretion of our board of directors in the future. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that share options may be granted at the discretion of our board of directors.

Written Management Agreements

The Company entered into an Executive Employment Agreement with Chelsie Hodge effective September 20, 2021 (the "Agreement") to allow the provision of services of Chelsie Hodge (the "Executive") as Chief Executive Officer ("CEO") of the Company. The Agreement is for an indefinite term, unless earlier terminated, and is reviewed and approved annually by the Board. Pursuant to the Agreement, the Company has agreed to pay the Executive a monthly fee of CAD$20,000 as compensation for services as CEO; the Executive will be eligible to participate in other bonus programs and equity incentive offered by the Company to the Company's senior staff from time to time, which are based on performance targets as established by the Board of Directors in its sole discretion, along with the rules of the CSE.

Equity Incentive Plan

On September 1, 2022, the Company adopted a 20% "rolling" equity incentive plan ("Equity Incentive Plan") pursuant to which options acquire shares of the Company may be granted to Participants (as defined in the Equity Incentive Plan, and including officers, directors, employees and consultants) and the Company has the availability to award restricted share units ("RSUs"), deferred share units ("DSUs"), and performance share units ("PSUs").  Shareholders of the Company approved and ratified the Equity Incentive Plan on November 5, 2022. All stock options/RSUs previously granted under the Company's previous stock option plan and RSU plan which remain outstanding are governed by the provisions of the Equity Incentive Plan. On March 24, 2023, the Board of directors amended the Equity Incentive Plan to increase the aggregate number of common shares that may be issued under the Equity Incentive Plan from 20% to 25%.

The purpose of the Equity Incentive Plan is to promote the interests of the Company and its shareholders by aiding the Company in attracting and retaining directors, officers, employees and consultants, and advisors capable of assuring the future success of the Company, to offer such persons incentives to put forth maximum efforts for the success of the Company's business and to compensate such persons through various stock and cash-based arrangements and provide them with opportunities for stock ownership in the Company, thereby aligning the interests of such persons with the Company's shareholders.  The Equity Incentive Plan for the Company is appended to this registration statement as Exhibit 4.1 Equity Incentive Plan.

As of the date of this registration statement, the Company has 1,360,500stock options and 180,000 RSUs outstanding to its directors and senior management under the Equity Incentive Plan.

Termination and Change of Control Benefits

Except as previously disclosed, we have no plans or arrangements in respect of remuneration received or that may be received by our directors and senior management in respect of compensating such person in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities.

Pension, Retirement or Similar Benefits

We have not set aside or accrued any amounts to provide pension, retirement or similar benefit for our directors or senior management.

C. Board Practices

Term of Office

Each director of our Company holds office until the next annual general meeting of our Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the articles of our Company or the provisions of the BCBCA. Each member of our senior management is appointed to serve at the discretion of our Board, subject to the terms of the employment agreements described above.

Service Contracts

Other than as disclosed herein, we do not have any service contracts with directors which provide for benefits upon termination of employment.

Committees

The audit committee is our only committee at this time. Our Company does not have a remuneration committee.

Audit Committee

The members of our audit committee are Christopher Mackay, Patrick Morris and Grant Smith. All members are financially literate, meaning that they have the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by our financial statements.

We have adopted a charter for our audit committee, which is filed as Exhibit 1.6 to this Form 20-F. The audit committee is responsible for review of both interim and annual consolidated financial statements for our Company. For the purposes of performing their duties, the members of the audit committee have the right at all times, to inspect all the books and financial records of our Company and any subsidiaries and to discuss with management and the external auditors of our Company any accounts, records and matters relating to the consolidated financial statements of our Company. The audit committee members meet periodically with management and annually with the external auditors. Our audit committee has the overall duties and responsibilities to:

•	review the financial reporting process to ensure the accuracy of the consolidated financial statements of our Company;
•	assist the Board to properly and fully discharge its responsibilities;
•	strengthen the role of the Board by facilitating in depth discussions between directors, management and external auditors;
•	evaluate the independent auditor's qualifications, performance and independence;
•	facilitate the independence of the independent auditor;
•	assess the processes relating to the determination and mitigation of risks and the maintenance of an effective control environment; and
•	review the processes to monitor compliance with laws and regulations.

D. Employees

As of October 31, 2022 and as at the date of this report, we have two employees. Our directors and certain contracted individuals play an important role in the running of our Company. We anticipate hiring three additional full-time employees over the next 12 month period. We do and will continue to outsource contract employment as needed.

We engage contractors from time to time to consult with us on specific corporate affairs or to perform specific tasks in connection with the development of our products.

E. Share Ownership

As at September 11, 2023, our directors and senior management beneficially owned the following common shares and stock options of our Company:

Name and Office Held	Number of Common Shares Owned and Percent of Total Outstanding Common Shares		Options Owned
	# of Shares	% of Class(1)
Chelsie Hodge Founder, CEO & Director	819,661	12.71%	200,000
Geoff Balderson(2) CFO	27,407	0.42%	20,000
Steve Pear(3) COO	Nil	%Nil	70,000
Nicole Lacson Corporate Secretary	Nil	%Nil	10,000
Patrick Morris Director	9,500	0.15%	20,000
Christopher Mackay Director	10,000	0.16%	20,000
Grant Smith(4) Director	26,000	0.40%	20,000
Nima Bahrami Director	7,825	0.12%	10,000

(1) Based on 6,450,187 common shares issued and outstanding as at September 11, 2023.

(2) Geoff Balderson holds direct ownership of 9,815 common shares and indirect ownership of 17,592 held under Amalfi Corporate Services Ltd.

(3) Steve Pear holds 160,000 RSUs. The RSUs will vest and convert into common shares of the Company in three equal tranches with (i) 53,334 RSUs vesting September 12, 2023; (ii) 53,333 RSUs vesting May 11, 2024; and (iii) 53,333 vesting on May 11, 2025.

(4) 2197992 Ontario Inc., a company associated with Grant Smith, holds direct ownership of 1,000 common shares.

The voting rights attached to the common shares owned by our directors and senior management do not differ from those voting rights attached to shares owned by people who are not directors or senior management of our Company.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

To the best of our knowledge, other than Chelsie Hodge, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, shares of the Company carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

Major Shareholder Voting Rights

The voting rights of our major shareholders do not differ from the voting rights of holders of our common shares who are not our major shareholders.

Residency of Shareholders

The following information is based on data files provided to Broadridge by financial intermediaries that hold the Company's securities and the registered shareholders list as maintained by the Company's transfer agent.

As at August 16, 2023, the registrar and transfer agent for our Company reported that there were 6,167,783 common shares of our Company issued and outstanding.

Based on the information provided by the Company's transfer agent with respect to registered shareholders and by Broadridge with respect to non-registered shareholders as at August 16, 2023, the Company provides the following breakdown with respect to residency of its shareholders:

Location	Number of Common Shares	Percentage of Total Common Shares	Number of Shareholders
United States	25,094	0.4%	20
Canada	4,347,343	70.5%	636
Other	1,795,346	29.1%	29
Total	6,167,783	100.0%	685

Control and Control Arrangements

To the best of our knowledge, our Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly, except as disclosed in the above table regarding our major shareholders.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in control of our Company.

B.  Related Party Transactions

The Company recorded the following transactions with related parties during the period from the beginning of the Company's preceding three financial years up to the date of this registration statement:

The amounts due to and from related parties are due to the directors and officers of the Company. The balances are unsecured, non-interest bearing and have no specific terms for repayment. These transactions are in the normal course of operations and have been valued in these consolidated financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Following completion of the Transaction on September 20, 2021, the Company changed its financial year-end from September 30 to October 31.

As at October 31, 2022, $106,035 (October 31, 2021 - $117,068) was due to directors and officers of the Company:

	October 31, 2022	October 31, 2021
Company controlled by CEO	$65,000	$76,033
Company controlled by CFO	21,104	21,104
Director	19,931	19,931
	$106,035	$117,068

During the years ended October 31, 2022, October 31, 2021 and September 30, 2020, the Company entered into the following transactions with related parties:

	October 31, 2022	October 31, 2021	September 30, 2020
Management fees	$-	$111,000	$-
Consulting fees	-	-	173,800
Accounting fees	-	-	-
Rent	-	-	-
Share-based payments	-	-	-
Salaries and benefits to CEO	240,000	20,000	-
	$240,000	$131,000	$173,800

As at October 31, 2022, no options were vested, and stock-based compensations amounting to $Nil was recognized in profit or loss of which $Nil were for the Company's officers and directors as above.

Management fees consisted of the following:

	October 31, 2022	October 31, 2021	September 30, 2020
Company controlled by CEO	$-	$-	$70,000
Company controlled by CFO	-	-	28,800
Directors fees paid to former directors	-	-	75,000
Salaries paid to the CEO	240,000	131,000	-
	$240,000	$131,000	$173,800

The remuneration of the Company's directors and other members of key management, individuals who have the authority and responsibility for planning, directing, and controlling the activities of the Company, for the periods ended April 30, 2023 and 2022 are as follows:

	For the six months ended April 30,
	2023	2022
Key Management Compensation
Management fees and wages and benefits	$120,000	$180,000
	$120,000	$180,000

Accounts payable and accrued liabilities at April 30, 2023 includes $65,000 (2021 - $76,033) owing to a Company controlled by the CEO, $40,535 (2021 - $41,035) owing to a director and a company controlled by the CFO of the Company, and $30,000 owing to the CEO. Amounts due to related parties are unsecured, non-interest bearing and due on demand.

The Company entered into employment agreement with the CEO of the Company effective September 20, 2021 and will continue indefinitely until it is terminated. The base salary is $240,000 on an annual basis. The CEO is entitled to performance bonuses based on meeting certain gross revenue thresholds. In the case of termination without cause or change of control, the CEO is entitled to an amount equal to two times of the sum of the annual base salary and bonus in lieu of notice.

In accordance with the performance bonuses per the employment agreement with the CEO, the Company has completed the issuance of 25,000 common shares pursuant to the fulfilment of the first aggregate revenue target.

As at the date of this registration statement, the remuneration of the Company's directors and other members of key management, individuals who have the authority and responsibility for planning, directing, and controlling the activities of the Company included in management fees and wages and benefits is $200,000. Accounts payable and accrued liabilities as at the date of this registration statement is $65,000 owing to a Company controlled by the CEO, $40,535 owing to a director and a company controlled by the CFO, and $Nil owing to the CEO.

Compensation

For additional information regarding compensation for our directors and senior management, see Item 6.B - Compensation.

C.  Interests of Experts and Counsel

Not applicable

ITEM 8.  FINANCIAL INFORMATION

A.  Financial Statements and Other Financial Information

Our financial statements (included as Item 18 of this Form 20-F) are stated in Canadian dollars and are prepared in accordance with IFRS, as issued by the IASB.

The following financial statements and notes thereto are filed with and incorporated herein as part of this registration statement:

(a)	unaudited condensed interim consolidated financial statements for Blender Bites Limited for the six months ended April 30, 2023, including: condensed interim consolidated statements of financial position, condensed interim consolidated statements of loss and comprehensive loss, condensed interim consolidated statements of changes in shareholders' equity, condensed interim consolidated statements of cash flows, and notes to financial statements.
(b)	audited consolidated financial statements for Blender Bites Limited (formerly Balsam Technologies Corp.) for the years ended October 31, 2022 and 2021, including: independent auditor's report by Crowe MacKay LLP, Chartered Professional Accountants, consolidated statements of financial position, consolidated statements of loss and comprehensive loss, consolidated statements of changes in shareholders' equity (deficiency), consolidated statements of cash flows, and notes to financial statements.
(c)	audited financial statements for Balsam Technologies Corp. (formerly RewardStream Solutions Inc.) for the year ended September 30, 2020, including: independent auditor's report by Davidson and Company LLP, Chartered Professional Accountants, statements of financial position, statements of operations and comprehensive loss, statements of changes in equity (deficiency), statements of cash flows, and notes to financial statements.

These financial statements can be found under Item 18 Financial Statements below.

Legal Proceedings

There have not been any legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings, those involving any third party, and governmental proceedings pending or known to be contemplated, which may have, or have had in the recent past, significant effect our financial position or profitability.

There have been no material proceedings in which any director, any member of senior management, or any of our affiliates is either a party adverse to our Company or our subsidiaries or has a material interest adverse to our Company or our subsidiaries.

Policy on Dividend Distributions

We have not declared any dividends since our inception and do not anticipate that we will do so in the foreseeable future. We currently intend to retain future earnings, if any, to finance the development of our business. Any future payment of dividends or distributions will be determined by our Board on the basis of our earnings, financial requirements and other relevant factors.

B. Significant Changes

We are not aware of any significant change that has occurred since October 31, 2022, and that has not been disclosed elsewhere in this registration statement.

ITEM 9.  THE OFFER AND LISTING

A. Offer and Listing Details

Our common shares are listed for trading on the CSE under the symbol "BITE".

On February 4, 2019 a cease trade order was issued against the Company by the British Columbia Securities Commission ("BCSC") for failing to file annual audited financial statements, management's discussion and analysis and certification for the financial year ended September 30, 2018 within the required time period. As a result, trading in the Company's shares on the TSX Venture Exchange was suspended on February 4, 2019. Following revocation of the cease trade order on March 1, 2019, trading of the Company's shares on the TSX Venture Exchange remained suspended.  On February 3, 2020 a cease trade order (the "2020 CTO") was issued against the Company by the BCSC for failing to file annual audited financial statements, management's discussion and analysis and certification for the financial year ended September 30, 2019 within the required time period.  On February 20, 2020, the Company's listing was transferred to the NEX board of the TSX Venture Exchange ("NEX").  Following revocation of the 2020 CTO on February 12, 2020, trading of the Company's shares was reinstated on the NEX effective March 30, 2020 under the trading symbol "REW.H".  On October 8, 2020, the Company changed its name to Balsam Technologies Corp. and on October 9, 2020 began trading on NEX under the new symbol "BTEC.H". On March 18, 2021, at the request of the Company, and as a result of the proposed Blender acquisition, trading in the Company's shares on NEX was halted pending completion of the acquisition. In connection with the closing of the Blender acquisition, the Company applied for listing of its common  shares on the CSE which listing became effective on September 21, 2021, and had its common shares voluntarily delisted from NEX at the close of business on September 20, 2021.

B. Plan of Distribution

Not applicable to Form 20-F filed as a registration statement.

C. Markets

Our common shares are listed for trading on the CSE under the symbol "BITE".

D. Selling Shareholders

Not applicable to Form 20-F filed as a registration statement.

E. Dilution

Not applicable to Form 20-F filed as a registration statement.

F. Expenses of the Issue

Not applicable to Form 20-F filed as a registration statement.

ITEM 10.  ADDITIONAL INFORMATION

A. Share Capital

Our authorized share capital consists of an unlimited number of common shares, without par value. As of October 31, 2022, we had 4,091,672 common shares issued and outstanding. As of September 11, 2023, we had 6,450,187 common shares issued and outstanding.

Balance at October 31, 2021	3,676,839

Consolidation adjustment	(2)

Shares issued for debt	20,989

Exercise of warrants	298,846

Shares issued for services	95,000

Balance at October 31, 2022	4,091,672

Private placement	1,121,069

Shares issued for debt and performance bonus	53,792

Exercise of warrants	106,250

Vesting of RSUs	795,000

Private placement	276,867

Shares issued for services	5,537

Balance at September 11, 2023	6,450,187

Common Shares

The holders of common shares are entitled to one vote for each common share held on all matters to be voted on by such holders. The holders of common shares are entitled to receive, pro rata, the remaining property of our Company on a liquidation, dissolution or winding-up of our Company. There are no pre-emptive rights or redemption rights attached to the common shares.

Convertible Securities

As at October 31, 2022 there were 87,500 options outstanding to purchase common shares, 1,509,887 share purchase warrants outstanding to purchase common shares and no other convertible securities outstanding. As at September 11, 2023, there were 1,360,500 options outstanding to purchase common shares, 1,431,370 share purchase warrants outstanding to purchase common shares, 180,000 RSU outstanding that will convert to common shares and no other convertible securities outstanding.

Stock Options

On October 1, 2021, the Company adopted an incentive stock option plan (the "Stock Option Plan") which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees, and consultants to the Company, nontransferable options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 20% of the issued and outstanding common shares in the capital of the Company at the time of granting of options.  On November 5, 2022 the Stock Option Plan was replaced by a new Equity Incentive Plan. (See Equity Incentive Plan above.)

During the year ended October 31, 2022, the Company granted a total of 800,000 (80,000 post split and share consolidation) incentive stock options with an exercise price of $1.25 ($12.50 post split and share consolidation) per share for a period of five years from the date of grant. Also, during the financial year ended October 31, 2022, the Company granted 7,500 incentive stock options with an exercise price of $2.50 per share for a period of five years from the date of the grant.  The Company did not grant any incentive stock options during the year ended October 31, 2021 or during the financial year ended September 30, 2020. 87,500 stock options were outstanding as at October 31, 2022. No stock options were outstanding as at October 31, 2021 and September 30, 2020.

Stock option transactions and the number of stock options outstanding as at April 30, 2023, October 31, 2022, October 31, 2021 and September 30, 2020 are summarized as follows:

	Number of		Weighted Average
	Options		Exercise Price
Balance, September 30, 2020	Nil	$	N/A
Granted	Nil		N/A
Balance, October 31, 2021	Nil		N/A
Granted	87,500		11.64
Balance, October 31, 2022	87,500		11.64
Issued	80,000		6.62
Cancelled	(80,000)		12.50
Balance, April 30, 2023	87,500		$6.27

Subsequent to the period ended April 30, 2023, the Company issued 1,273,000 incentive stock options to consultants, directors, and officers with an exercise price of $3.49 per share and an expiry date of July 17, 2026.

The following table sets forth particulars of stock options outstanding at October 31, 2022, at April 30, 2023, and at September 11, 2023:

	October 31, 2022		April 30, 2023		September 11, 2023
Expiry Date	Number of options outstanding	Weighted Average Exercise Price ($)	Number of options outstanding	Weighted Average Exercise Price ($)	Number of options outstanding	Weighted Average Exercise Price ($)
March 24, 2025	-	-	80,000	6.62	80,000	6.62
July 17, 2026	-	-	-	-	1,273,000	3.49
January 25, 2027	70,000	12.50	-	-	-	-
March 25, 2027	10,000	12.50	-	-	-	-
September 27, 2027	7,500	2.50	7,500	2.50	7,500	2.50
	87,500	11.64	87,500	6.27	1,360,500	3.67

Warrants

The following table sets forth particulars of warrants outstanding at October 31, 2022, at April 30, 2023, and at September 11, 2023:

	October 31, 2022		April 30, 2023		September 11, 2023
Expiry Date	Number of warrants outstanding	Weighted Average Exercise Price ($)	Number of warrants outstanding	Weighted Average Exercise Price ($)	Number of warrants outstanding	Weighted Average Exercise Price ($)
May 28, 2023	1,250,000	4.02	-	-	-	-
August 31, 2023	17,099	16.00	17,099	16.00	-	-
September 20, 2023	242,788	16.00	242,788	16.00	242,788	16.00
June 22, 2026	-	-	-	-	221,536	4.55
March 7, 2028	-	-	238,500	5.50	238,500	5.50
March 17, 2028	-	-	410,850	5.50	410,850	5.50
September 11, 2023	-	-	-	-	276,867	3.30
	1,509,887	6.08	909,237	8.50	1,390,541	6.74

Broker Warrants

The following table sets forth particulars of broker warrants outstanding at October 31, 2022, at April 30, 2023, and at September 11, 2023:

	October 31, 2022		April 30, 2023		September 11, 2023
Expiry Date	Number of warrants outstanding	Weighted Average Exercise Price ($)	Number of warrants outstanding	Weighted Average Exercise Price ($)	Number of warrants outstanding	Weighted Average Exercise Price ($)
June 22, 2025	-	-	-	-	31,015	3.50
September 11, 2028	-	-	-	-	9,814	3.30
	-	-	-	-	31,015	3.45

RSUs

No RSU were outstanding as at October 31, 2022. On December 13, 2022, the Company issued 795,000 RSUs to certain directors, officers, and consultants of the Company pursuant to the Company's 25% rolling equity incentive plan. On April 13, 2023, the 795,000 RSUs vested and were issued as common shares. On March 24, 2023, the Company issued 20,000 RSUs to a consultant of the Company and on May 11, 2023, the Company issued 160,000 RSUs to an officer of the Company.

The following table sets forth particulars of RSUs outstanding at October 31, 2022, at April 30, 2023, and at September 11, 2023:

	October 31, 2022	April 30, 2023	September 11, 2023
Vesting Date	Number of RSUs outstanding	Number of RSUs outstanding	Number of RSUs outstanding
July 24, 2023(1)	-	20,000	20,000
September 12, 2023	-	-	53,334
May 11, 2024	-	-	53,333
May 11, 2025	-	-	53,333
	-	20,000	180,000

(1) Further to pending amendments to the RSUs vesting on July 24, 2023, the issuance of common shares pursuant to the granted RSUs has been delayed and no common shares have been issued.

Issuance of Common Shares

We have financed our operations through, among other things, funds raised in private placements of common shares and proceeds from shares issued upon exercise of stock options and share purchase warrants.

Please see Item 4.A Financings and Issuances of Our Securities for a description of the history of share capital for the last three years.

Resolutions/Authorizations/Approvals

Not Applicable.

B.  Memorandum and Articles of Association

Incorporation

We are incorporated under the British Columbia Business Corporations Act (BCBCA). Our British Columbia incorporation number is BC1084297.

Objects and Purposes of Our Company

Our articles do not contain a description of our objects and purposes.

Voting on Proposals. Arrangements, Contracts or Compensation by Directors

Other than as disclosed below, our articles do not restrict directors' power to (a) vote on a proposal, arrangement or contract in which the directors are materially interested or (b) to vote compensation to themselves or any other members of their body in the absence of an independent quorum.

The BCBCA does, however, contain restrictions in this regard. The BCBCA provides that a director who holds a disclosable interest in a contract or transaction into which we have entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution. A director who holds a disclosable interest in a contract or transaction into which we have entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting. A director or senior officer generally holds a disclosable interest in a contract or transaction if (a) the contract or transaction is material to our Company; (b) we have entered, or proposed to enter, into the contract or transaction, and (c) either (i) the director or senior officer has a material interest in the contract or transaction or (ii) the director or senior officer is a director or senior officer of, or has a material interest in, a person who has a material interest in the contract or transaction. A director or senior officer does not hold a disclosable interest in a contract or transaction merely because the contract or transaction relates to the remuneration of the director or senior officer in that person's capacity as director, officer, employee or agent of our Company or of an affiliate of our Company.

Borrowing Powers of Directors

Our articles provide that we, if authorized by our directors, may:

•	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;
•

issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

•	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and
•

mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

Qualifications of Directors

Under our articles, a director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the BCBCA to become, act or continue to act as a director.

Share Rights

All holders of common shares are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as the board of directors may from time to time determine. All holders of common shares will share equally on a per share basis in any dividend declared by the board of directors. The dividend entitlement time limit will be fixed by the board of directors at the time any such dividend is declared. Each outstanding common share is entitled to one vote on all matters submitted to a vote of our shareholders in general meeting. There are no cumulative voting rights attached to any of our shares and, accordingly, the holders of more than half of the shares represented at a general meeting can elect all of the directors to be elected in a general meeting. All directors stand for re-election annually. Upon any liquidation, dissolution or winding up, all common shareholders are entitled to share ratably in all net assets available for distribution after payment to creditors. The common shares are not convertible or redeemable and have no preemptive, subscription or conversion rights. In the event of a merger or consolidation, all common shareholders will be entitled to receive the same per share consideration.

Procedures to Change the Rights of Shareholders

Our articles state that the Company may by resolution of its directors or Company shareholders: (a) create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares; (b) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established; (c) if the Company is authorized to issue shares of a class of shares with par value: (i) decrease the par value of those shares, (ii) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares, (iii) subdivide all or any of its unissued or fully paid issued shares with par value into shares of smaller par value, or (iv) consolidate all or any of its unissued or fully paid issued shares with par value into shares of larger par value; (d) subdivide all or any of its unissued or fully paid issued shares without par value; (e) change all or any of its unissued or fully paid issued shares with par value into shares without par value or all or any of its unissued shares without par value into shares with par value; (f) alter the identifying name of any of its shares; (g) consolidate all or any of its unissued or fully paid issued shares without par value; (h) create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; (i) vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued; (j) change the name of the Company; or (k) otherwise alter its shares or authorized share structure when required or permitted to do so by the BCBCA.

An amendment of our articles by shareholders would require the approval of holders of two-thirds of the votes of the Company's common shares cast at a duly called special meeting.

Meetings

Each director holds office until our next annual general meeting or until his office is earlier vacated in accordance with our articles or with the provisions of the BCBCA. A director appointed or elected to fill a vacancy on our board also holds office until our next annual general meeting.

Our articles and the BCBCA provide that our annual meetings of shareholders must be held at such time in each calendar year and not more than 15 months after the last annual general meeting and at such place as our Board may from time to time determine. Our directors may, at any time, call a meeting of our shareholders.

The holders of not less than five percent of our issued shares that carry the right to vote at a meeting may requisition our directors to call a meeting of shareholders for the purposes stated in the requisition.

Under our articles, the quorum for the transaction of business at a meeting of our shareholders is one or more persons who are, present in person or by proxy, shareholders who, in the aggregate hold at least 1% of the issued shares entitled to be voted at the meeting.

Our articles state that in addition to those persons who are entitled to vote at a meeting of our shareholders, the only other persons entitled to be present at the meeting are the directors, the president (if any), the secretary (if any), any lawyer or auditor for our Company, any persons invited to be present at the meeting by our directors or by the chair of the meeting and any person entitled or required under the BCBCA or our articles to be present at the meeting.

Limitations on Ownership of Securities

No share may be issued until it is fully paid.

Neither Canadian law nor our Articles limit the right of a non-resident to hold or vote common shares of the Company, other than as provided in the Investment Canada Act (the "Investment Act"), as amended by the World Trade Organization Agreement Implementation Act (the "WTOA Act"). The purpose of the Investment Act is to provide for the review of significant investments in Canada by non-Canadians in a manner that encourages investment, economic growth and employment opportunities in Canada and to provide for the review of investments in Canada by non-Canadians that could be injurious to national security.  The Investment Act generally prohibits implementation of a direct reviewable investment (based on certain thresholds) by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian," as defined in the Investment Act (a "non-Canadian"), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in common shares of the Company by a WTO Investor (or by a non-Canadian other than a WTO Investor if, immediately prior to the implementation of the investment the Company was controlled by WTO Investors) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company and the value of the assets of the Company equaled or exceeded certain threshold amounts determined on an annual basis.

The threshold for a pre-closing net benefit review depends on whether the purchaser is: (a) controlled by a person or entity from a member of the WTO; (b) a state-owned enterprise (SOE); or (c) from a country considered a "Trade Agreement Investor" under the Investment Act. A different threshold also applies if the Canadian business carries on a cultural business. The 2021 threshold for WTO investors that are SOEs is $415 million based on the book value of the Canadian business' assets. The 2021 thresholds for review for direct acquisitions of control of Canadian businesses by private sector investor WTO investors that are not SOEs is $1 billion (unless the WTO member is a party to one of a list of certain free trade agreements, in which case the amount is $1.5 billion), also based on the "enterprise value" of the Canadian business being acquired.

A non-Canadian, whether a WTO Investor or otherwise, would be deemed to acquire control of the Company for purposes of the Investment Act if he or she acquired a majority of the common shares of the Company. The acquisition of less than a majority, but at least one-third of the shares, would be presumed to be an acquisition of control of the Company, unless it could be established that the Company is not controlled in fact by the acquirer through the ownership of the shares. In general, an individual is a WTO Investor if he or she is a "national" of a country (other than Canada) that is a member of the World Trade Organization ("WTO Member") or has a right of permanent residence in a WTO Member. A corporation or other entity will be a "WTO Investor" if it is a "WTO Investor-controlled entity," pursuant to detailed rules set out in the Investment Act. The U.S. is a WTO Member. Certain transactions involving our common shares would be exempt from the Investment Act, including:

•	an acquisition of the shares if the acquisition were made in the ordinary course of that person's business as a trader or dealer in securities;
•

an acquisition of control of the Company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and

•

an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests, remains unchanged.

Change in Control

There are no provisions in our articles or in the BCBCA that would have the effect of delaying, deferring or preventing a change in control of our Company, and that would operate only with respect to a merger, acquisition or corporate restructuring involving our Company or our subsidiaries.

Ownership Threshold

Neither our articles nor the BCBCA contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed. Securities legislation in Canada, however, requires every person or company who acquires beneficial ownership of, or control or direction over, voting or our common shares (or securities convertible into such securities) which, together with the acquiror's previously acquired securities, represents 10% or more of the outstanding securities of that class to file, subject to certain exceptions, a press release and an early warning report, each of which contain certain prescribed information (including the acquiror's identity, intention and extent of holdings. In addition, such acquiror must make further disclosures where:

(i)

such acquiror or any person acting jointly or in concert with such acquiror, acquires or disposes beneficial ownership of, or acquires or ceases to have control or direction over securities (or securities convertible into such securities) in an amount equal to 2% or more of the outstanding securities of the class of securities that was the subject of such acquiror's most recent early warning report;

(ii)

such acquiror's beneficial ownership of, or control or direction over, the outstanding securities of the class of securities that was the subject of the acquiror's most recent early warning report decreases to less than 10%; or

(iii)	there is a change in a material fact contained in the acquiror's most recent early warning report.

Securities legislation in Canada also requires insiders of the Company to file reports disclosing information about transactions involving securities of the Company (or related financial instruments) held by such insider. Insiders of the Company include, among others, the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer of the Company, directors of the Company and persons or companies that have beneficial ownership of, or control or direction over (or a combination thereof), whether direct or indirect, common shares of the Company carrying more than 10% of the voting rights attached to all of the Company's outstanding voting securities.  This threshold is higher than the 5% threshold under U.S. securities legislation at which shareholders must report their share ownership.

C. Material Contracts

Except for contracts entered into by the Company in the ordinary course of business, the only material contracts entered into by the Company in the previous two years are the following:

(a)	Private Label Manufacturing Agreement with Metro Brands dated June 12, 2023;
(b)	Collaboration Agreement with Hough Inc. dated March 16, 2023;
(c)	Marketing agreement with Jonesworks dated March 15, 2023;
(d)	Executive Consulting Agreement with Steve Pear dated March 1, 2023;
(e)	Employment Agreement with Kuldip Biring dated April 22, 2022;
(f)	Exclusive Representation Agreement with Red Shovel Inc. dated December 11, 2021;
(g)	3PL & Fulfillment Master Services Agreement with KeHE Distributors, LLC dated October 27, 2021;
(h)	Distribution Agreement with Pacific Salmon Industries Inc. dated October 25, 2021;
(i)	Consignment Agreement with Vejii Holdings Ltd. dated October 7, 2021;
(j)	Employment Agreement with Chelsie Hodge dated September 20, 2021;
(k)	Escrow Assumption Agreement with Endeavor Trust Corporation and Computershare Trust Company of Canada dated September 12, 2022;
(l)	Escrow Agreement with Computershare Trust Company of Canada and Chelsie Hodge dated September 16, 2021
(m)	Independent Sales Representative Agreement with Active Marketing dated September 6, 2021; and
(n)	Share Purchase Agreement dated August 31, 2021 with Blender Bites Incorporated and the Selling Shareholders of Blender Bites Incorporated.

D. Exchange Controls

There are no government laws, decrees or regulations in Canada which restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to non-resident holders of our common shares. Any remittances of dividends to United States residents and to other non-residents are, however, subject to withholding tax. See "Taxation" below.

E. Taxation

Certain Canadian Federal Income Taxation

We consider that the following general summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of our common shares who is a resident of the United States, who is not, will not be and will not be deemed to be a resident of Canada for purposes of the Income Tax Act (Canada) and any applicable tax treaty and who does not use or hold, and is not deemed to use or hold, his, her or its common shares in the capital of our Company in connection with carrying on a business in Canada (a "non-resident holder").

This summary is based upon the current provisions of the Income Tax Act (Canada), the regulations thereunder (the "Regulations"), the current publicly announced administrative and assessing policies of the Canada Revenue Agency and the Canada-United States Tax Convention as amended by the Protocols thereto (the "Treaty"). This summary also takes into account the amendments to the Income Tax Act (Canada) and the Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals") and assumes that all such Tax Proposals will be enacted in their present form. However, no assurances can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary is not exhaustive of all possible Canadian federal income tax consequences applicable to a holder of our common shares and, except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax consequences described herein.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular holder or prospective holder of our common shares, and no opinion or representation with respect to the tax consequences to any holder or prospective holder of our common shares is made. Accordingly, holders and prospective holders of our common shares should consult their own tax advisors with respect to the income tax consequences of purchasing, owning and disposing of our common shares in their particular circumstances.

Dividends

Dividends paid on our common shares to a non-resident holder will be subject under the Income Tax Act (Canada) to withholding tax at a rate of 25% subject to a reduction under the provisions of an applicable tax treaty, which tax is deducted at source by our Company. The Treaty provides that the Income Tax Act (Canada) standard 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as our Company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation resident in the United States that owns at least 10% of the voting shares of the corporation paying the dividend.

Capital Gains

A non-resident holder is not subject to tax under the Income Tax Act (Canada) in respect of a capital gain realized upon the disposition of a common share of our Company unless such share represents "taxable Canadian property", as defined in the Income Tax Act (Canada), to the holder thereof. Our common shares generally will be considered taxable Canadian property to a non-resident holder if:

•	the non-resident holder;
•	persons with whom the non-resident holder did not deal at arm's length; or
•	the non-resident holder and persons with whom such non-resident holder did not deal at arm's length owned, or had an interest in an option in respect of, not less than 25% of the issued shares of any class of our capital stock at any time during the 60 month period immediately preceding the disposition of such shares. In the case of a non-resident holder to whom shares of our Company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will generally be payable on a capital gain realized on such shares by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada.

United States Federal Income Taxation

The following is a general discussion of certain material United States federal foreign income tax matters under current law, generally applicable to a U.S. Holder (as defined below) of our common shares who holds such shares as capital assets. This discussion does not address all aspects of United States federal income tax matters and does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. See "Certain Canadian Federal Income Tax Consequences" above.

The following discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. No assurance can be given that the IRS will agree with such statements and conclusions, or will not take, or a court will not adopt, a position contrary to any position taken herein.

Holders and prospective holders of common shares should consult their own tax advisors with respect to federal, state, local, and foreign tax consequences of purchasing, owning and disposing of our common shares.

U.S. Holders

As used herein, a "U.S. Holder" includes a holder of less than 10% of our common shares who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity which is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of our common shares is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation.

Distributions

The gross amount of a distribution paid to a U.S. Holder will generally be taxable as dividend income to the U.S. Holder for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions which are taxable dividends and which meet certain requirements will be "unqualified dividend income" and taxed to U.S. Holders at a maximum U.S. federal rate of 15%. Distributions in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent of the U.S. Holder's tax basis in the common shares and, to the extent in excess of such tax basis, will be treated as a gain from a sale or exchange of such shares.

Capital Gains

In general, upon a sale, exchange or other disposition of common shares, a U.S. Holder will generally recognize a capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other distribution and the U.S. Holder's adjusted tax basis in such shares. Such gain or loss will be U.S. source gain or loss and will be treated as a long-term capital gain or loss if the U.S. Holder's holding period of the shares exceeds one year. If the U.S. Holder is an individual, any capital gain will generally be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

Foreign Tax Credit

A U.S. Holder who pays (or has had withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the tax credit, among which are an ownership period requirement and the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In determining the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. The availability of the foreign tax credit and the application of these complex limitations on the tax credit are fact specific and holders and prospective holders of our common shares should consult their own tax advisors regarding their individual circumstances.

Passive Foreign Investment Company Status

We would be a passive foreign investment company (a "PFIC") if (taking into account certain "look-through" rules with respect to the income and assets of our corporate subsidiaries in which we own 25 percent (by value) of the stock) either (i) 75 percent or more of our gross income for the taxable year was passive income or (ii) the average percentage (by value) of our total assets that are passive assets during the taxable year was at least 50 percent.

If we were a PFIC, each U.S. Holder would (unless it made one of the elections discussed below on a timely basis) be taxable on gain recognized from the disposition of our common shares (including gain deemed recognized if the common shares are used as security for a loan) and upon receipt of certain "excess distributions" (generally, distributions that exceed 125% of the average amount of distributions in respect to such common shares received during the preceding three taxable years or, if shorter, during the U.S. Holder's holding period prior to the distribution year) with respect to our common shares as if such income had been recognized ratably over the U.S. Holder's holding period for the common shares. The U.S. Holder's income for the current taxable year would include (as ordinary income) amounts allocated to the current taxable year and to any taxable year period prior to the first day of the first taxable year for which we were a PFIC. Tax would also be computed at the highest ordinary income tax rate in effect for each other taxable year period to which income is allocated, and an interest charge on the tax as so computed would also apply. Additionally, if we were a PFIC, U.S. Holders who acquire our common shares from decedents (other than non-resident aliens) would be denied the normally available step-up in basis for such shares to fair market value at the date of death and, instead, would have a tax basis in such shares equal to the decedent's basis, if lower.

As an alternative to the tax treatment described above, a U.S. Holder could elect to treat us as a "qualified electing fund" (a "QEF"), in which case the U.S. Holder would be taxed currently, for each taxable year that we are a PFIC, on its pro rata share of our ordinary earnings and net capital gain (subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge). Special rules apply if a U.S. Holder makes a QEF election after the first taxable year in its holding period in which we are a PFIC. In the event that we conclude that we will be classified as a PFIC, we will make a determination at such time as to whether we will be able to provide U.S. Holders with the information that is necessary to make a QEF election. Amounts includable in income as a result of a QEF election will be determined without regard to our prior year losses or the amount of cash distributions, if any, received from us. A U.S. Holder's basis in its common shares will increase by any amount included in income and decrease by any amounts not included in income when distributed because such amounts were previously taxed under the QEF rules. So long as a U.S. Holder's QEF election is in effect with respect to the entire holding period for its common shares, any gain or loss realized by such holder on the disposition of its common shares held as a capital asset ordinarily will be capital gain or loss. Such capital gain or loss ordinarily would be long-term if such U.S. Holder had held such common shares for more than one year at the time of the disposition. For non-corporate U.S. Holders, long-term capital gain is generally subject to a maximum U.S. federal income tax rate of 15% for taxable years beginning on or before November 30, 2012. The QEF election is made on a shareholder-by-shareholder basis, applies to all common shares held or subsequently acquired by an electing U.S. Holder and can be revoked only with the consent of the IRS.

As an alternative to making the QEF election, a U.S. Holder of PFIC stock which is publicly traded may in certain circumstances avoid certain of the tax consequences generally applicable to holders of a PFIC by electing to mark the stock to market and recognizing as ordinary income or loss, each taxable year that we are a PFIC, an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC stock and the U.S. Holder's adjusted tax basis in the PFIC stock. Special rules apply if a U.S. Holder makes a mark-to-market election after the first taxable year in its holding period in which we are a PFIC. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. This election is available for so long as the Company's common shares constitute "marketable stock," which includes stock of a PFIC that is "regularly traded" on a "qualified exchange or other market." Generally, a "qualified exchange or other market" includes a national market system established pursuant to Section 11A of the Securities Exchange Act of 1934, or a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located and that has certain characteristics. A class of stock that is traded on one or more qualified exchanges or other markets is "regularly traded" on an exchange or market for any calendar year during which that class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter, subject to special rules relating to an initial public offering. It is not entirely clear whether either the OTCQB or TSXV are qualified exchanges or other markets, or whether there will be sufficient trading volume with respect to the Company's common shares, and accordingly, whether the common shares will be "marketable stock" for these purposes. Furthermore, there can be no assurances that the Company's common shares will continue to trade on any of the exchanges listed above.

We believe we were not a PFIC for the year ending October 31, 2021 and do not expect to be classified as a PFIC for the year ending October 31, 2022. However, PFIC status is determined as of the end of each taxable year and is dependent on a number of factors, including the value of our passive assets, the amount and type of our gross income, and our market capitalization. Therefore, there can be no assurance that we will not become a PFIC for the current taxable year ending October 31, 2022 or in a future taxable year. We will notify U.S. Holders in the event we conclude that we will be treated as a PFIC for any taxable year.

F.  Dividends and Paying Agents

There is no dividend restriction; however, we have not declared any dividends since our inception and do not anticipate that we will do so in the foreseeable future. We currently intend to retain future earnings, if any, to finance the development of our business. Any future payment of dividends or distributions will be determined by our Board on the basis of our earnings, financial requirements and other relevant factors. There is no special procedure for nonresident holders to claim dividends. Any remittances of dividends to United States residents and to other nonresidents are, however, subject to withholding tax. See "Taxation" above.

G. Statement by Experts

The consolidated financial statements of our Company for the years ended October 31, 2022 and October 31, 2021 included in this registration statement have been audited by Crowe MacKay LLP, Chartered Professional Accountants, with a business address located at 1100, 1177 West Hastings Street, Vancouver, BC  V6E 4T5, as stated in their reports appearing in this registration statement and have been so included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

The consolidated financial statements of our Company for the year ended September 30, 2020 included in this registration statement have been audited by Davidson & Company LLP, Chartered Professional Accountants, with a business address at 1200 - 609 Granville Street, Vancouver, BC V7Y 1G6, as stated in their report appearing in this registration statement and have been so included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

H.  Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934 (United States), and we file reports and other information with the Securities and Exchange Commission. You may read and copy any of our reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 100 F Street, N.E., Room 1024, Washington, DC, 20549. In addition, the Securities and Exchange Commission maintains a web site that contains reports and other information regarding registrants that file electronically with the Securities and Exchange Commission at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

The documents concerning our Company referred to in this Form 20-F may be viewed at our offices, Suite 800, 1199 West Hastings Street, Vancouver, BC V6E 3T5, or you may request them by calling our office at (236) 521-0626.  Copies of our consolidated financial statements and other continuous disclosure documents required under securities rules are available for viewing on the internet at www.sedarplus.ca.

I.  Subsidiary Information

Refer to the notes to the consolidated financial statements under Item 18 Financial Statements.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company has exposure to the following risks from its use of financial instruments:

•	Credit risk;
•	Liquidity risk; and
•	Interest rate risk.

Credit Risk

Credit risk is the risk of financial loss to our Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Our company reduces its credit risk on cash by placing these instruments with institutions of high credit worthiness.

Liquidity Risk

Liquidity risk is the risk that our Company is not able to meet its financial obligations as they become due. There can be no assurance that our Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Our company may seek additional financing through equity offerings and advances from related parties, but there can be no assurance that such financing will be available on terms acceptable to the Company.

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company is exposed to risks associated with the effects of fluctuations in the prevailing levels of market interest rates. The Company has no significant interest rate risk.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable to Form 20-F filed as a registration statement.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The members of our audit committee are Christopher Mackay, Patrick Morris and Grant Smith. All members are financially literate, meaning that they have the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by our financial statements.

We have adopted a charter for our audit committee. The audit committee is responsible for review of both interim and annual consolidated financial statements for our Company. For the purposes of performing their duties, the members of the audit committee have the right at all times, to inspect all the books and financial records of our Company and any subsidiaries and to discuss with management and the external auditors of our Company any accounts, records and matters relating to the consolidated financial statements of our Company. The audit committee members meet periodically with management and annually with the external auditors. Our audit committee has the overall duties and responsibilities to:

•	Review the financial reporting process to ensure the accuracy of the consolidated financial statements of our Company;
•	assist the Board to properly and fully discharge its responsibilities;
•	strengthen the role of the Board by facilitating in depth discussions between directors, management and external auditors;
•	evaluate the independent auditor's qualifications, performance and independence;
•	facilitate the independence of the independent auditor;
•	assess the processes relating to the determination and mitigation of risks and the maintenance of an effective control environment; and
•	review the processes to monitor compliance with laws and regulations.

The Board of Directors has determined that Patrick Morris, Christopher MacKay, and Grant Smith who are independent directors, are audit committee financial experts as such term is defined in Rule 10A-3(b)(1) under the Exchange Act.

ITEM 16B.  CODE OF ETHICS

Our Company has not adopted a Code of Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions because we do not believe that, given our small size and limited operations, a code of ethics is warranted. As our Company grows, we may adopt a Code of Ethics in the future.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The following table sets forth the fees billed by Crowe MacKay LLP, Chartered Professional Accountants, for professional audit services for the audit of the Company's annual financial statements for the fiscal years ended October 31, 2022 and October 31, 2021, and for other services rendered during the fiscal years 2022 and 2021.

	Fiscal 2022	Fiscal 2021
Audit Fees	106,000	67,000
Audit Related Fees(1)	2,042	-
Tax Fees(2)	-	-
All Other Fees	-	-
Total	108,042	67,000

(1) Includes fees associated with assurance and related services that are reasonably related to the performance of the audit or review of the Company's consolidated financial statements. This category includes fees related to consultation regarding generally accepted accounting principles.

(2) Tax Fees consist of fees for tax compliance, tax advice and tax planning. The fee includes the preparation of the Company's income tax returns, franchise tax reports, and other tax filings.

Our audit committee pre-approves all audit and non-audit services provided to the Company.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Effective as of November 15, 2021, Davidson & Company LLP resigned as the Company's independent registered public accounting firm at the request of the Company, and the Company appointed Crowe MacKay LLP to serve as its independent registered public accounting firm. The engagement of Crowe MacKay LLP was approved by the board of directors of the Company.

The report of Davidson & Company LLP on the Company's financial statements as of and for the fiscal year ended September 30, 2020 did not contain an adverse opinion or disclaimer of opinion, or qualification or modification as to uncertainty, audit scope, or accounting principles.

During the Company's fiscal year ended September 30, 2020, (i) there were no disagreements, resolved or not, between the Company and Davidson & Company LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Davidson & Company LLP, would have caused Davidson & Company LLP to make reference to the subject matter of such disagreements in connection with its report on the Company's financial statements for such year, and (ii) there were no reportable events within the meaning of Item 16F(a)(1)(v) of Form 20-F.

During the Company's fiscal year ended September 30, 2020 and through November 15, 2021, the Company did not consult with Crowe MacKay LLP on either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that may be rendered on our financial statements, and Crowe MacKay LLP did not provide either a written report or oral advice to us that Crowe MacKay LLP concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as defined in Item 16F(a)(1)(v) of Form 20-F and the related instructions, or a reportable event, as defined in Item 16F(a)(1)(v) of Form 20-F.

The Company provided Davidson & Company LLP with a copy of the disclosures in Item 16F of this Form 20-F and requested that Davidson & Company LLP furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether or not Davidson & Company LLP agrees with the statements in this Item 16F, and if not, stating the respects with which it does not agree. A copy of the letter provided by Davidson & Company LLP is filed as Exhibit 16.1 to this Form 20-F.

The Company provided Crowe MacKay LLP with a copy of the disclosures in Item 16F of this Form 20-F and requested that Crowe MacKay LLP furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether or not Crowe MacKay LLP agrees with the statements in this Item 16F, and if not, stating the respects with which it does not agree. A copy of the letter provided by Crowe MacKay LLP is filed as Exhibit 16.2 to this Form 20-F.

Effective as of January 14, 2021, Dale Matheson Carr-Hilton Labonte LLP ("DMCL") resigned as the Company's independent registered public accounting firm at the request of the Company, and the Company appointed Davidson & Company LLP to serve as its independent registered public accounting firm. The engagement of Davidson & Company LLP was approved by the board of directors of the Company.

The report of DMCL on the Company's financial statements as of and for the fiscal year ended September 30, 2019 did not contain an adverse opinion or disclaimer of opinion, or qualification or modification as to uncertainty, audit scope, or accounting principles.

During the Company's fiscal years ended September 30, 2019 and 2018, (i) there were no disagreements, resolved or not, between the Company and DMCL on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of DMCL, would have caused DMCL to make reference to the subject matter of such disagreements in connection with its report on the Company's financial statements for such year, and (ii) there were no reportable events within the meaning of Item 16F(a)(1)(v) of Form 20-F.

During the Company's fiscal years ended September 30, 2019 and 2018 and through January 14, 2021, the Company did not consult with Davidson & Company LLP on either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that may be rendered on our financial statements, and Davidson & Company LLP did not provide either a written report or oral advice to us that Davidson & Company LLP concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as defined in Item 16F(a)(1)(v) of Form 20-F and the related instructions, or a reportable event, as defined in Item 16F(a)(1)(v) of Form 20-F.

The Company provided DMCL with a copy of the disclosures in Item 16F of this Form 20-F and requested that DMCL furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether or not DMCL agrees with the statements in this Item 16F, and if not, stating the respects with which it does not agree. A copy of the letter provided by DMCL is filed as Exhibit 16.3 to this Form 20-F.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable to Form 20-F filed as a registration statement.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable to Form 20-F filed as a registration statement.

PART III

ITEM 17.  FINANCIAL STATEMENTS

See Item 18 Financial Statements.

ITEM 18.  FINANCIAL STATEMENTS

Our financial statements are stated in Canadian dollars and are prepared in accordance with IFRS, as issued by the IASB.

The following financial statements and notes thereto are filed with and incorporated herein as part of this registration statement:

(a)

unaudited condensed interim consolidated financial statements for Blender Bites Limited for the six months ended April 30, 2023, including: consolidated statements of financial position, consolidated statements of loss and comprehensive loss, consolidated statements of changes in shareholders' equity, consolidated statements of cash flows, and notes to financial statements.

(b)

audited consolidated financial statements for Blender Bites Limited (formerly Balsam Technologies Corp.) for the years ended October 31, 2022 and 2021, including: independent auditor's report by Crowe MacKay LLP, Chartered Professional Accountants, consolidated statements of financial position, consolidated statements of loss and comprehensive loss, consolidated statements of changes in shareholders' equity (deficiency), consolidated statements of cash flows, and notes to financial statements.

(c)

audited financial statements for Balsam Technologies Corp. (formerly RewardStream Solutions Inc.) for the year ended September 30, 2020, including: independent auditor's report by Davidson and Company LLP, Chartered Professional Accountants, statements of financial position, statements of operations and comprehensive loss, statements of changes in equity (deficiency), statements of cash flows, and notes to financial statements.

BLENDER BITES LIMITED

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED APRIL 30, 2023

(Unaudited - Expressed in Canadian Dollars)

NOTICE OF NO AUDITOR REVIEW OF THE

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of these condensed interim financial statements, they must be accompanied by a notice indicating that the condensed interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim financial statements of the Company for the six months ended April 30, 2023 have been prepared by and are the responsibility of the Company's management and have not been reviewed by the Company's auditors.

2 | Page

BLENDER BITES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As at April 30, 2023 and October 31, 2022
(Unaudited - Expressed in Canadian Dollars)

	April 30, 2023	October 31, 2022

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$623,158	$221,272
Accounts receivable	441,569	643,487
Inventory (Note 5)	571,898	385,213
Prepaid expenses	860,441	40,967
	2,497,066	1,290,939
NON-CURRENT ASSETS
Equipment (Note 6)	699,993	426,235
Trademarks (Note 6)	47,770	36,266
Total assets	$3,244,829	$1,753,440

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities (Notes 7 and 10)	$1,103,683	$741,580
Promissory notes (Note 8)	35,957	35,065
	1,139,640	776,645

SHAREHOLDERS' EQUITY (DEFICIENCY)
Share capital (Note 9)	24,986,681	21,285,949
Contributed surplus (Note 9)	813,579	621,501
Share subscription receivable	(100,500)	-
Deficit	(23,594,571)	(20,930,655)
	2,105,189	976,795

Total liabilities and shareholders' equity (deficiency)	$3,244,829	$1,753,440

Nature of business and continuance of operations (Note 1)
Subsequent events (Note 14)

Approved and authorized by the Board of Directors:

"Chelsie Hodge"	"Geoff Balderson"
Chelsie Hodge, Director	Geoff Balderson, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

3 | Page

BLENDER BITES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
For the six months ended April 30, 2023 and 2022
(Unaudited - Expressed in Canadian Dollars)

	Three months ended April 30,		Six months ended April 30,
	2023	2022	2023	2022
	$	$	$	$
Sales	217,461	1,215,533	656,771	1,975,137
Cost of goods sold (Note 5)	205,212	1,310,619	518,565	2,101,307
Gross Margin	12,249	(95,086)	138,206	(126,170)

EXPENSES
Advertising and promotion	254,023	485,879	368,039	1,031,517
Consulting fees	204,043	182,411	346,343	443,695
Depreciation (Note 6)	1,991	12,182	4,880	19,579
Freight expense	40,579	-	67,900	-
Interest and accretion expense (Note 8)	439	440	892	892
New product development	37,920	41,718	92,013	77,078
Office and administration	(7,413)	(7,869)	68,474	24,206
Professional fees	209,142	58,144	222,241	85,172
Selling expense	41,067	-	74,004	-
Share based compensation (Note 9)	1,266,375	(96,910)	1,297,828	316,090
Transfer agent and filing fees	3,160	(26,537)	4,812	28,640
Travel expense	67,184	4,040	74,941	4,596
Wages and benefits (Note 10)	90,034	86,669	182,919	199,810
	(2,208,544)	(740,167)	(2,805,286)	(2,231,275)

Net loss before other item	(2,196,295)	(835,253)	(2,667,080)	(2,357,445)

OTHER ITEM
Gain on settlement of AP	3,164	-	3,164	53,060
Other income	-	18	-	51
	3,164	18	3,164	53,129

Net loss and comprehensive loss for the period	(2,193,131)	(835,235)	(2,663,916)	(2,304,316)

Basic and diluted loss per share	(0.47)	(0.21)	(0.61)	(0.06)
Weighted average number of common shares outstanding	4,628,847	3,996,671	4,355,808	38,477,745

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

4 | Page

BLENDER BITES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the six months ended April 30, 2023 and 2022
(Unaudited - Expressed in Canadian Dollars)

	SHARE CAPITAL
	Number of Shares	Amount	Share Subscriptions	Contributed Surplus	Deficit	Total Equity

Balance at October 31, 2021	3,676,839	$18,126,510	$-	$1,859,000	$(16,297,713)	$3,687,797
Consolidation adjustment	(3)	-	-	-	-	-
Shares issued for debt	20,989	212,241	-	-	-	212,241
Exercise of warrants	298,846	741,138	-	-	-	741,138
Share based compensation	-	-	-	316,090	-	316,090
Net loss for the period	-	-	-	-	(2,304,316)	(2,304,316)
Balance at April 30, 2022	3,996,671	$19,079,889	$-	$2,175,090	$(18,602,029)	$2,652,950

Balance at October 31, 2022	4,091,672	$21,285,949	$-	$621,501	$(20,930,655)	$976,795
Private placement	655,844	2,000,000	-	-	-	2,000,000
Shares issued for debt	28,792	167,857	-	-	-	167,857
Exercise of warrants	106,250	427,125	(100,500)	-	-	326,625
Vesting of RSUs	795,000	960,000	-	(960,000)	-	-
Shares issued for services	25,000	145,750	-	-	-	145,750
Share based compensation	-	-	-	1,152,078	-	1,152,078
Net loss for the period	-	-	-	-	(2,663,916)	(2,663,916)
Balance at April 30, 2023	5,702,558	$24,986,681	$(100,500)	$813,579	$(23,594,571)	$2,105,189

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

5 | Page

BLENDER BITES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
For the six months ended April 30, 2023 and 2022
(Unaudited - Expressed in Canadian Dollars)

	Six months ended April 30,
	2023	2022

CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net loss for the period	$(2,663,916)	$(2,304,316)
Items not involving cash:
Depreciation	40,834	19,579
Gain on settlement of debt	(3,164)	-
Interest and accretion expense	892	892
Share based compensation	1,297,828	316,090
Changes in non-cash working capital items:
Accounts receivable	201,918	(142,507)
Inventory	(186,685)	(185,443)
Prepaid expenses	(819,474)	657,634
Accounts payable and accrued liabilities	533,124	32,940
Cash (used in) operating activities	(1,598,643)	(1,605,131)

INVESTING ACTIVITIES
Purchase of equipment	(312,091)	(384,676)
Purchase of trademarks	(14,005)	(8,977)
Cash provided by (used in) investing activities	(326,096)	(393,653)

FINANCING ACTIVITIES
Shares issued for private placement	2,000,000
Exercise of warrants	326,625	741,138
Cash provided by financing activities	2,326,625	741,138

CHANGE IN CASH AND CASH EQUIVALENTS DURING THE YEAR	401,886	(1,257,646)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	221,272	2,587,871

CASH AND CASH EQUIVALENTS, END OF YEAR	$623,158	$1,330,225

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$-	$-
Income tax paid	$-	$-

NON-CASH INVESTING AND FINANCING ACTIVITIES
Fair value of RSUs issued	$960,000	$-
Fair value of shares issued for administrative shares	$40,002	$-
Fair value of shares issued for debt settlement	$167,857	$212,241
Fair value of shares issued for services (share based compensation)	$145,750	$-

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

6 | Page

BLENDER BITES LIMITED NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS April 30, 2023 (Unaudited - Expressed in Canadian Dollars)

1. NATURE OF BUSINESS AND CONTINUANCE OF OPERATIONS

Blender Bites Limited ("BITE" or the "Company") was incorporated on March 23, 1999, under the laws of British Columbia and is the parent company of Blender Bites (Holdings) Limited ("BBI" or "Blender Bites"). The head office and records are located at Suite 800 - 1199 West Hastings Street, Vancouver, British Columbia V6E 3T5. Effective October 8, 2020, the Company changed its name from Rewardstream Solutions Inc. to Balsam Technologies Corp. and commenced trading under the trading symbol "BTEC.H". Effective September 21, 2021, the Company changed its name from Balsam Technologies Corp. to Blender Bites Limited and commenced trading under the trading symbol "BITE" on the Canadian Securities Exchange ("CSE").

The Company's business in the manufacturing and distribution of natural and organic frozen smoothie products.

On January 19, 2022, the Company completed a share split of its common shares on the basis of 1.25 new common shares for every existing 1 common share. On July 6, 2022, the Company completed a share consolidation of its common shares on the basis of 1 common share for every existing 10 common shares. The share consolidation has been retroactively presented in the condensed interim consolidated financial statements by adjusting all share amounts, including per share amounts.

These condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and the settlement of liabilities and commitments in the normal course of operations. The Company realized a net loss of $2,663,916 for the six months ended April 30, 2023. As at April 30, 2023, the Company had an accumulated deficit of $23,594,571. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period.

The Company's continued existence is dependent upon its ability to raise additional capital and to achieve profitable operations and positive cash flows. Failure to do so would have an adverse effect on the financial position of the Company and its ability to continue as a going concern. These factors indicate the existence of a material uncertainty that may cast significant doubt about the Company's ability to continue as a going concern. If the going concern assumption were not appropriate for these financial statements, then adjustments may be necessary in the carrying values of assets and liabilities, the reported expenses, and the statement of financial position classifications used. Such adjustments could be material.

7 | Page

BLENDER BITES LIMITED NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS April 30, 2023 (Unaudited - Expressed in Canadian Dollars)

2. BASIS OF PRESENTATION

a) Statement of compliance

These condensed interim consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), Interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC") and in accordance with International Accounting Standard ("IAS") 34, Interim Financial Reporting.

The condensed interim consolidated financial statements were authorized for issue by the Audit Committee and approved and authorized for issue by the Board of Directors on June 27, 2023.

b) Basis of measurement

These condensed interim consolidated financial statements have been prepared on a historical basis, except for certain financial instruments that have been measured at fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.  The financial statements are presented in Canadian dollars, which is the functional currency of the Company and its subsidiary, Blender Bites (Holdings) Limited. The functional currency of Blender Bites US Ltd. is the United States Dollar ("US dollar").

c) Basis of consolidation

These condensed interim consolidated financial statements include the accounts of the Company and its wholly owned subsidiary at the end of the reporting period:

	Incorporated	Nature	Ownership April 30, 2023	Ownership October 31, 2022
Blender Bites (Holdings) Limited	British Columbia	Consumer products	100%	100%
Blender Bites US Ltd.	Nevada	Consumer products	100%	-

These condensed interim consolidated financial statements are a continuation of the financial statements of Blender Bites. The net assets of BITE at the date of the reverse acquisition are deemed to have been acquired by Blender Bites and these condensed interim consolidated financial statements include the results of operations of BITE from September 20, 2021.

The results of the wholly owned subsidiary will continue to be included in the condensed interim consolidated financial statements of the Company until the date that the Company's control over the subsidiary ceases. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity to obtain benefits from its activities. Intercompany balances and transactions, including unrealized income and expenses arising from intercompany transactions, are eliminated on consolidation.

3. SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the audited financial statements for the year ended October 31, 2022. The accompanying unaudited condensed interim financial statements should be read in conjunction with the Company's audited financial statements for the year ended October 31, 2022.

8 | Page

BLENDER BITES LIMITED NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS April 30, 2023 (Unaudited - Expressed in Canadian Dollars)

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income or loss in the year of change, if the change affects that year only, or in the year of the change and future years, if the change affects both.

Critical estimates which are most subject to uncertainty and have the most significant risk of resulting in a material adjustment to the carrying values of assets and liabilities within the next twelve months are as follows:

Recoverability of accounts receivable and allowance for credit loss

The Company provides allowances for lifetime expected credit losses based on an assessment of the recoverability of accounts receivable. Allowances are applied to accounts receivable at initial recognition based on the probability of default by the customers. Management analyses historical bad debts, customer concentrations, customer creditworthiness, current economic trends and changes in customer payment terms when making a judgment to evaluate the adequacy of the allowance for lifetime expected credit losses. Where the expectation is different from the original estimate, such difference will impact the carrying value of accounts receivable.

Critical judgments in applying accounting policies

Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustments to the carrying amounts of assets and liabilities recognized in the Condensed interim consolidated financial statements within the next financial year are discussed below:

Going concern

The assessment of whether the going concern assumption is appropriate requires management to take into account all available information about the future, which is at least, but is not limited to, 12 months from the end of the reporting period. The Company is aware that material uncertainties related to events or conditions may cast significant doubt upon the Company's ability to continue as a going concern. See Note 1 for additional details.

The Company bases its estimates and judgments on current facts and various other factors that it believes to be reasonable under the circumstances. The actual results experienced by the Company may differ materially and adversely from the Company's estimates and could affect future results of operations and cash flows.

9 | Page

BLENDER BITES LIMITED NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS April 30, 2023 (Unaudited - Expressed in Canadian Dollars)

5. INVENTORY AND COST OF GOODS SOLD

Inventory is comprised of raw materials and finished goods held on consignment with the Company's distributors for delivery and fulfilment of sales to wholesalers. Inventory as at April 30, 2023 and October 31, 2022 consists of the following:

	April 30, 2023	October 31, 2022
Raw materials	$514,974	$229,921
Finished goods	56,924	155,292
	$571,898	$385,213

Cost of goods sold for the period ended April 30, 2023 and October 31, 2022 consists of the following:

	April 30, 2023	October 31, 2022
Depreciation	$36,285	$37,334
Freight and Shipping	3,631	44,659
Materials	478,649	3,353,314
	$518,565	$3,435,307

6. EQUIPMENT AND TRADEMARKS

The following is a summary of activities for the periods ended April 30, 2023 and October 2022:

	Moulds $	Equipment $	Trademarks $	Total $
COST
Balance, October 31, 2021	31,113	64494	22,404	118,011
Additions	3,251	383,245	18,374	404,870
Balance, October 31, 2022	34,364	447,739	40,778	522,881
Additions	19,738	292,353	14,005	326,096
Balance, April 30, 2023	54,102	740,092	54,783	848,977

ACCUMULATED DEPRECIATION
Balance, October 31, 2021	9,577	2,419	1,565	13,561
Additions	6,538	37,334	2,947	46,819
Balance, October 31, 2022	16,115	39,753	4,512	60,380
Additions	3,765	34,568	2,501	40,834
Balance, April 30, 2023	19,880	74,321	7,013	101,214

Net book value, October 31, 2022	18,249	407,986	36,266	462,501
Net book value, April 30, 2023	34,222	665,771	47,770	747,763

During the period ended April 30, 2023, amortization of $36,285 (year ended December 31, 2022 - $37,334) is included in cost of goods sold.

10 | Page

BLENDER BITES LIMITED NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS April 30, 2023 (Unaudited - Expressed in Canadian Dollars)

7. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	April 30, 2023	October 31, 2022
Accounts payable	$997,493	$688,270
Accrued liabilities	106,190	53,310
	$1,103,683	$741,580

8. PROMISSORY NOTES

During the period ended October 31, 2020, Blender Bites entered into two promissory note agreements with a significant shareholder. The first promissory note agreement is for principal of $100,000, due on demand. This note is secured against certain sales of Blender Bites. The second loan agreement, unsecured, was for $90,000 and is due on demand.

During February 2021, the Company entered into a third promissory note agreement with a significant shareholder, unsecured, for principal of $60,000 that matured in February 2022. All loans bear interest at 8%. As the promissory notes have either matured or are due within twelve months, the amounts are due on demand and are recognized as a current liability on the statements of financial position.

The following is a summary of promissory note activities for the six months ended April 30, 2023:

Total
Balance, October 31, 2021	$33,265
Additions	60,000
Assumed from RTO	32,658
Settled with shares	(273,580)
Interest accrued	17,640
Balance, October 31, 2022	35,065
Interest accrued	892
Balance, April 30, 2023	$35,957

11 | Page

BLENDER BITES LIMITED NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS April 30, 2023 (Unaudited - Expressed in Canadian Dollars)

9. SHARE CAPITAL

a) Authorized

Unlimited number of common shares, without par value.

b) Issued and outstanding

During the six months ended April 30, 2023:

On March 29, 2023, the Company issued 25,000 common shares with a fair value of $145,750 to the Company's CEO as a performance bonus in accordance with the fulfilment of the first aggregate revenue target stipulated in the employment agreement.

On March 29, 2023, the Company issued 28,792 common shares with a fair value $167,857 to settle outstanding debt of $171,022.

On March 17, 2023, the Company closed a private placement of 410,850 units at a price of $3.08 per unit for gross proceeds of $1,265,418. Each unit is comprised of one common share and one warrant. Each warrant is exercisable at a price of $5.50 per share and expires on March 17, 2028. In accordance with the transaction, the Company issued 4,109 common shares as administrative fees to a third-party for their assistance in the transaction.

On March 7, 2023, the Company closed a private placement of 238,500 units at a price of $3.08 per unit for gross proceeds of $734,580. Each unit is comprised of one common share and one warrant. Each warrant is exercisable at a price of $5.50 per share and expires on March 7, 2028. In accordance with the transaction, the Company issued 2,385 common shares as administrative fees to a third-party for their assistance in the transaction.

During the six months ended April 30, 2023, the Company issued an aggregate of 106,250 common shares for total proceeds of $427,125 for the exercise of warrants. As at April 30, 2023, $100,500 was recognized in share subscriptions receivable and received subsequent to the period.

During the year ended October 31, 2022:

On January 19, 2022, the Company completed a share split of its common shares on the basis of 1.25 new common shares for every existing 1 common share. On July 6, 2022, the Company completed a share consolidation of its common shares on the basis of 1 common share for every existing 10 common shares. The share consolidation has been retroactively presented in the consolidated financial statements by adjusting all share amounts, including per share amounts.

On June 16, 2022, the Company issued 95,000 shares in exchange for services performed at a price of $5.20 per share and recognized consulting fees in the amount of $494,000.

On November 22, 2021, the Company issued 20,989 common shares to settle outstanding debt of $265,301. The Company valued the shares at the market price of $12.64.

During the year ended October 31, 2022, the Company issued an aggregate of 298,846 common shares for total proceeds of $741,138 for the exercise of warrants.

12 | Page

BLENDER BITES LIMITED NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS April 30, 2023 (Unaudited - Expressed in Canadian Dollars)

9. SHARE CAPITAL (continued)

c) Stock options

The Company has a stock option plan (the "Plan") that permits the grant of stock options up to 25% of the issued and outstanding common shares of the Company to directors, officers, key employees, and consultants. Terms of the options granted are subject to determination and approval by the Board of Directors.

The table below summarizes the information on the outstanding stock options of the Company for the period ended April 30, 2023:

	Number of Stock Options	Weighted Average Exercise Price
Balance, October 31, 2021	-	$-
Issued	87,500	11.64
Balance, October 31, 2022	87,500	11.64
Issued	80,000	6.62
Cancelled	(80,000)	12.50
Balance, April 30, 2023	87,500	$6.27

As at April 30, 2023, the Company's outstanding stock options expire as follows:

Expiry Date	Weighted Average Remaining Contractual Life in Years	Exercise Price ($)	Outstanding	Exercisable
March 24, 2025	1.90	6.62	80,000	80,000
September 27, 2027	4.41	2.50	7,500	3,750
	2.12	6.27	87,500	83,750

The Company applies the fair value method using the Black-Scholes option pricing model in accounting for its stock options granted. The fair value of stock options issued was calculated using the following weighted average assumptions:

	Six months ended April 30, 2023	Year ended October 31, 2022
Risk-free interest rate	3.42	1.76%
Expected option life in years	2 years	5 years
Expected share price volatility*	100%	100%
Expected forfeiture rate	-	-
Expected dividend yield	-	-
*As the Company does not have enough history of trading prices, the annualized volatility was determined using the volatility of comparable companies.

During the six months ended April 30, 2023, the Company recorded $31,453 (2022 - $413,000) in share based compensation for vested stock options.

13 | Page

BLENDER BITES LIMITED NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS April 30, 2023 (Unaudited - Expressed in Canadian Dollars)

9. SHARE CAPITAL (continued)

d) Warrants

The table below summarizes the information on the outstanding warrants of the Company for the period ended April 30, 2023 and year ended October 31, 2022:

	Number of Warrants	Weighted Average Exercise Price

Balance, October 31, 2021	1,808,727	$5.51
Consolidation adjustment	6	-
Exercised	(298,846)	2.48
Balance, October 31, 2022	1,509,887	$6.08
Issued	649,350	$5.50
Exercised	(106,250)	$4.02
Expired	(1,143,750)	$4.02
Balance, April 30, 2023	909,237	$8.50

As at April 30, 2023, the Company's outstanding share purchase warrants expire as follows:

Expiry Date	Weighted Average Remaining Contractual Life in Years	Exercise Price ($)	Outstanding
August 31, 2023	0.34	16.00	17,099
September 20, 2023	0.39	16.00	242,788
March 7, 2028	4.86	5.50	238,500
March 17, 2028	4.88	5.50	410,850
	3.59	8.50	909,237

The weighted average share price on the date warrants were exercised was $5.41 (2022 - $1.01).

e) Escrow shares

628,135 shares were placed into escrow. Under the escrow agreement, 10% of the shares were released on September 20, 2021, the listing date on CSE, and an additional 15% will be released on each of the dates which are 6 months, 12 months, 18 months, 24 months, 30 months, and 36 months following the initial release.  As at April 30, 2023, 376,881 (2021 - 565,321) shares were in escrow.

f) Restricted share units

On December 13, 2022, the Company issued 795,000 Restricted Share Units ("RSUs") to certain directors, officers, and consultants of the Company pursuant to the Company's 25% rolling equity incentive plan. On April 13, 2023, the 795,000 RSUs vested and were issued as common shares.

On March 24, 2023, the Company issued 20,000 RSUs to a consultant of the Company. The RSUs vest on July 24, 2023.

14 | Page

BLENDER BITES LIMITED NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS April 30, 2023 (Unaudited - Expressed in Canadian Dollars)

10. RELATED PARTY TRANSACTIONS

Related party transactions not otherwise described in these financial statements are shown below. The remuneration of the Company's directors and other members of key management, individuals who have the authority and responsibility for planning, directing, and controlling the activities of the Company, for the periods ended April 30, 2023 and 2022 are as follows:

	For the six months ended April 30,
	2023	2022
Key Management Compensation
Management fees and wages and benefits	$120,000	$180,000
	$120,000	$180,000

Accounts payable and accrued liabilities at April 30, 2023 includes $65,000 (2021 - $76,033) owing to a Company controlled by the CEO, $40,535 (2021 - $41,035) owing to a director and a company controlled by the CFO of the Company, and $30,000 owing to the CEO. Amounts due to related parties are unsecured, non-interest bearing and due on demand.

The Company entered into employment agreement with the CEO of the Company effective September 20, 2021 and will continue indefinitely until it is terminated. The base salary is $240,000 on an annual basis. The CEO is entitled to performance bonuses based on meeting certain gross revenue thresholds. In the case of termination without cause or change of control, the CEO is entitled to an amount equal to two times of the sum of the annual base salary and bonus in lieu of notice.

In accordance with the performance bonuses per the employment agreement with the CEO, the Company has completed the issuance of 25,000 common shares pursuant to the fulfilment of the first aggregate revenue target.

11. OPERATING SEGMENTS

As of April 30, 2023 and October 31, 2022, the Company is operating its business in one reportable segment: the sale of frozen smoothie products. All non-current assets are located in Canada. During the period ended April 30, 2023, the Company had sales of $656,771 in Canada (October 31, 2022 - $3,141,112) and sales of $Nil (October 31, 2022 - $704,097) in the United States. Major customers are defined as customers that each individually account for greater than 10% of the Company's revenues. For the six months ended April 30, 2023 and period ended October 31, 2022, the following revenue was recorded from major customers comprising 99% (2022 - 96%) of gross revenues:

	For the six months ended April 30,	For the year ended October 31,
	2023	2022
Customer A	$501,891	$3,083,163
Customer B	$154,880	$593,870

15 | Page

BLENDER BITES LIMITED NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS April 30, 2023 (Unaudited - Expressed in Canadian Dollars)

12. FINANCIAL INSTRUMENTS

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and promissory notes approximate their fair values due to their short-term nature.

a) Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The maximum credit risk the Company is exposed to is 100% of cash and its receivables. The Company's cash is held at a large Canadian financial institution. At April 30, 2023, $7,590 of amounts receivable is related to amounts collectible from customers. The remaining amounts receivable balance of $433,979 primarily consist of refundable government goods and services tax.

b) Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they fall due. The Company's objective to managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due. The accounts payable and accrued liabilities are typically due in 30 days, which are settled using cash. As at April 30, 2023, the Company has a working capital of $1,357,426.

Management is considering different alternatives to secure adequate debt or equity financing to meet the Company's short term and long-term cash requirement.

At present, the Company's operations do not generate positive cash flow. The Company's primary source of funding has been the issuance of equity securities. Despite previous success in acquiring financing, there is no guarantee of obtaining future financings.

c) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates, will affect the Company's operations, income, or the value of the financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the returns. The Company is exposed to market risk as follows:

(i) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company is not exposed to significant interest rate risk due to the short-term to maturity of its financial instruments. The Company had no interest rate swap or financial contracts in place as at April 30, 2023. Interest rate risk is minimal as promissory notes have a fixed interest rate.

(ii) Price risk

The Company has limited exposure to price risk with respect to equity prices.  Equity price risk is defined as the potential adverse impact on the Company's profit or loss due to movements in individual equity prices or general movements in the level of the stock market.

16 | Page

BLENDER BITES LIMITED NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS April 30, 2023 (Unaudited - Expressed in Canadian Dollars)

13. CAPITAL MANAGEMENT

The Company's objective when managing capital is to safeguard its ability to continue as a going concern. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary. The Company manages its capital structure and makes adjustments to it to effectively support the Company's objectives.  In order to pay for general administrative costs, the Company will raise additional amounts as needed.

The Company reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company considers shareholders' equity and working capital as components of its capital base. The Company may access capital through the issuance of shares or the disposition of assets. Management historically funds the Company's expenditures by issuing share capital rather than using capital sources that require fixed repayments of principal and/or interest.  The Company is not subject to externally imposed capital requirements and does not have exposure to asset-backed commercial paper or similar products. The Company believes it will be able to raise additional equity capital as required, but recognizes the uncertainty attached thereto. There were no changes to the Company's approach to capital management during the six months ended April 30, 2023.

14. SUBSEQUENT EVENTS

On May 11, 2023, the Company issued 160,000 RSUs to an officer of the Company pursuant to the Company's 25% rolling equity incentive plan. The RSUs will vest and convert into common shares in three equal tranches with 53,334 RSUs vesting on September 12, 2023, 53,333 RSUs vesting on May 11, 2024, and 53,333 RSUs vesting on May 11, 2025.

On May 28, 2023, 1,143,750 warrants with an exercise price of $4.02 expired unexercised.

17 | Page

BLENDER BITES LIMITED (FORMERLY: BALSAM TECHNOLOGIES CORP.) CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED OCTOBER 31, 2022 AND 2021 (Expressed in Canadian Dollars)

Crowe MacKay LLP 1100 – 1177 West Hastings Street Vancouver, BC V6E 4T5 Main +1 (604) 687-4511 Fax +1 (604) 687-5805 www.crowemackay.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Blender Bites Limited (Formerly: Balsam Technologies Corp.)

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Blender Bites Limited (Formerly: Balsam Technologies Corp.) and its subsidiary (the "Group") as of October 31, 2022 and October 31, 2021, the related consolidated statements of loss and comprehensive loss, cash flows and changes in shareholders' equity (deficiency) for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of October 31, 2022 and October 31, 2021, and the results of its operations and its cash flows for the years then ended, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the continued operations of the Group are dependent on future profitable operations, management's ability to manage costs and the future availability of equity or debt financing which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified in respect of this matter.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

Auditor's Responsibilities for the Audit of the Financial Statements

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Crowe MacKay LLP

Chartered Professional Accountants

We have served as the Group's auditor since 2021.

Vancouver, Canada

June 16, 2023

BLENDER BITES LIMITED (FORMERLY: BALSAM TECHNOLOGIES CORP.)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As at October 31, 2022 and 2021
(Expressed in Canadian Dollars)

	October 31, 2022	October 31, 2021

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$221,272	$2,587,871
Accounts receivable	643,487	455,023
Inventory (Note 6)	385,213	-
Prepaid expenses	40,967	1,315,326
	1,290,939	4,358,220
NON-CURRENT ASSETS
Equipment (Note 7)	426,235	83,611
Trademarks (Note 7)	36,266	20,839
Total assets	$1,753,440	$4,462,670

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities (Notes 8 and 11)	$741,580	$741,608
Promissory notes (Note 9)	35,065	33,265
	776,645	774,873

SHAREHOLDERS' EQUITY (DEFICIENCY)
Share capital (Note 10)	21,285,949	18,126,510
Contributed surplus (Note 10)	621,501	1,859,000
Deficit	(20,930,655)	(16,297,713)
	976,795	3,687,797

Total liabilities and shareholders' equity (deficiency)	$1,753,440	$4,462,670

Nature of business and continuance of operations (Note 1)
Subsequent events (Note 17)

Approved and authorized by the Board of Directors:

"Chelsie Hodge"	"Geoff Balderson"
Chelsie Hodge, Director	Geoff Balderson, Director

The accompanying notes are an integral part of these consolidated financial statements.

2| Page

BLENDER BITES LIMITED (FORMERLY: BALSAM TECHNOLOGIES CORP.)
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
For the years ended October 31, 2022 and 2021
(Expressed in Canadian Dollars)

	Year ended October 31,	Year ended October 31,
	2022	2021

Sales	$3,845,209	$941,852
Cost of goods sold (Note 6)	3,435,307	809,720
Gross Margin	409,902	132,132

EXPENSES
Advertising and promotion	1,873,127	344,991
Consulting fees	1,255,654	126,221
Depreciation (Note 7)	9,485	7,949
Freight expense	218,337	-
Interest and accretion expense (Note 9)	1,800	45,323
Management fees (Note 11)	-	164,622
New product development	175,261	83,673
Office and administration	130,016	35,875
Professional fees	257,292	329,739
Selling expense	237,982	-
Share based compensation (Note 10)	421,501	-
Transaction and listing expense (Note 5)	-	14,859,798
Transfer agent and filing fees	53,956	21,618
Travel expense	13,717	16,278
Wages and benefits (Note 11)	394,785	43,023
Website expense	-	5,542
	(5,042,913)	(16,084,652)
Net loss before other item	(4,633,011)	(15,952,520)

OTHER ITEM
Other income	69	-
	69	-

Net loss and comprehensive loss for the year	$(4,632,942)	$(15,952,520)

Basic and diluted loss per share	$(1.17)	$(9.46)

Weighted average number of common shares outstanding	3,958,493	1,686,953

The accompanying notes are an integral part of these consolidated financial statements.

3| Page

BLENDER BITES LIMITED (FORMERLY: BALSAM TECHNOLOGIES CORP.)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY)
For the years ended October 31, 2022 and 2021
(Expressed in Canadian Dollars)

	SHARE CAPITAL
	Number of Shares	Amount	Contributed Surplus	Deficit	Total Equity (Deficiency)

Balance at October 31, 2020	19,000	$250,010	$-	$(345,193)	$(95,183)

BBI warrants issued for cash	-	-	200,000	-	200,000

Elimination of BBI shares upon RTO	(19,000)	-	-	-	-

Shares and warrants issued to shareholders of BBI upon RTO	1,437,500	-	-	-	-

Shares and warrants of BITE on RTO	1,437,483	11,499,863	1,810,000	-	13,309,863

Shares issued to settle BBI debt upon RTO	34,198	273,580	-	-	273,580

Concurrent financing upon RTO	485,562	3,884,500	-	-	3,884,500

Share issue costs	4,856	-	-	-	-

Finders' shares	250,000	2,000,000	-	-	2,000,000

Share issued for exercise of warrants	27,240	218,557	(151,000)	-	67,557

Net loss for the year	-	-	-	(15,952,520)	(15,952,520)

Balance at October 31, 2021	3,676,839	18,126,510	1,859,000	(16,297,713)	3,687,797

Consolidation adjustment	(2)	-	-	-	-

Shares issued for debt	20,989	265,301	-	-	265,301

Exercise of warrants	298,846	2,400,138	(1,659,000)	-	741,138

Shares issued for services	95,000	494,000	-	-	494,000

Share based compensation	-	-	421,501	-	421,501

Net loss for the year	-	-	-	(4,632,942)	(4,632,942)
Balance at October 31, 2022	4,091,672	$21,285,949	$621,501	$(20,930,655)	$976,795

The accompanying notes are an integral part of these consolidated financial statements.

4| Page

BLENDER BITES LIMITED (FORMERLY: BALSAM TECHNOLOGIES CORP.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended October 31, 2022 and 2021
(Expressed in Canadian Dollars)

	Year ended October 31,
	2022	2021

CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net loss for the year	$(4,632,942)	$(15,952,520)
Items not involving cash:
Depreciation	46,819	7,949
Interest and accretion expense	1,800	45,323
Transaction and listing expense	-	14,859,798
Share based compensation	421,501	-
Shares issued for services	494,000	-
Changes in non-cash working capital items:
Accounts receivable	(188,464)	(395,095)
Inventory	(385,213)	-
Prepaid expenses	1,274,359	(1,315,326)
Accounts payable and accrued liabilities	265,273	146,231
Cash (used in) operating activities	(2,702,867)	(2,603,640)

INVESTING ACTIVITIES
Purchase of equipment	(386,496)	(77,438)
Purchase of trademarks	(18,374)	(20,801)
Cash acquired on RTO acquisition	-	899,508
Cash provided by (used in) investing activities	(404,870)	801,269

FINANCING ACTIVITIES
Shares issued for cash	741,138	3,952,057
Warrants issued for cash	-	200,000
Proceeds from promissory notes	-	60,000
Proceeds from loan	-	1,000,000
Repayment of loan and interest	-	(1,027,683)
Cash provided by financing activities	741,138	4,184,374

CHANGE IN CASH AND CASH EQUIVALENTS DURING THE YEAR	(2,366,599)	2,382,003
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	2,587,871	205,868

CASH AND CASH EQUIVALENTS, END OF YEAR	$221,272	$2,587,871

SUPPLEMENTAL CASH FLOW INFORMATION (Note 12)
Interest paid	$-	$27,683
Income tax paid	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

5| Page

BLENDER BITES LIMITED (FORMERLY: BALSAM TECHNOLOGIES CORP.) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS October 31, 2022 (Expressed in Canadian Dollars)

1. NATURE OF BUSINESS AND CONTINUANCE OF OPERATIONS

Blender Bites Limited (formerly: Balsam Technologies Corp.) ("BITE" or the "Company") was incorporated on March 23, 1999, under the laws of British Columbia and is the parent company of Blender Bites (Holdings) Limited ("BBI" or "Blender Bites"). The head office and records are located at Suite 800 - 1199 West Hastings Street, Vancouver, British Columbia V6E 3T5. Effective October 8, 2020, the Company changed its name from Rewardstream Solutions Inc. to Balsam Technologies Corp. and commenced trading under the trading symbol "BTEC.H". Effective September 21, 2021, the Company changed its name from Balsam Technologies Corp. to Blender Bites Limited and commenced trading under the trading symbol "BITE" on the Canadian Securities Exchange ("CSE").

The Company's business is the manufacturing and distribution of natural and organic frozen smoothie products.

On January 19, 2022, the Company completed a share split of its common shares on the basis of 1.25 new common shares for every existing 1 common share. On July 6, 2022, the Company completed a share consolidation of its common shares on the basis of 1 common share for every existing 10 common shares. The share consolidation has been retroactively presented in the consolidated financial statements by adjusting all share amounts, including per share amounts.

On September 20, 2021, the Company acquired all the issued and outstanding shares of Blender Bites by way of reverse takeover (the "Acquisition"). Pursuant to the Acquisition, Blender Bites became a wholly owned subsidiary of BITE for legal purposes and the Company changed its name to Blender Bites Limited. Upon closing of the transaction, the shareholders of Blender Bites had control of the Company and as a result, the transaction is considered a reverse acquisition of BITE by Blender Bites. For accounting purposes, Blender Bites is considered the acquirer and BITE, the acquiree; therefore, the Company and these consolidated financial statements are a continuation of the financial statements of Blender Bites. The net assets of BITE at the date of the reverse acquisition are deemed to have been acquired by Blender Bites and these consolidated financial statements include the results of operations of BITE from September 20, 2021. See Note 5 for additional details.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and the settlement of liabilities and commitments in the normal course of operations. The Company realized a net loss of $4,632,942 for the year ended October 31, 2022. As at October 31, 2022, the Company had an accumulated deficit of $20,930,655. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period.

The Company's continued existence is dependent upon its ability to raise additional capital and to achieve profitable operations and positive cash flows. Failure to do so would have an adverse effect on the financial position of the Company and its ability to continue as a going concern. These factors indicate the existence of a material uncertainty that may cast significant doubt about the Company's ability to continue as a going concern. If the going concern assumption were not appropriate for these financial statements, then adjustments may be necessary in the carrying values of assets and liabilities, the reported expenses, and the statement of financial position classifications used. Such adjustments could be material.

6| Page

BLENDER BITES LIMITED (FORMERLY: BALSAM TECHNOLOGIES CORP.) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS October 31, 2022 (Expressed in Canadian Dollars)

2. BASIS OF PRESENTATION

a) Statement of compliance

These consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), and Interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC").

The consolidated financial statements were authorized for issue by the Audit Committee and approved and authorized for issue by the Board of Directors on June 16, 2023.

b) Basis of measurement

These consolidated financial statements have been prepared on a historical basis, except for certain financial instruments that have been measured at fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.  The financial statements are presented in Canadian dollars, which is the functional currency of the Company and its subsidiary.

c) Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary at the end of the reporting period:

	Incorporated	Nature	Ownership October 31, 2022	Ownership October 31, 2021
Blender Bites (Holdings) Limited	British Columbia	Consumer products	100%	100%

These consolidated financial statements are a continuation of the financial statements of Blender Bites. The net assets of BITE at the date of the reverse acquisition are deemed to have been acquired by Blender Bites and these consolidated financial statements include the results of operations of BITE from September 20, 2021.

The results of the wholly owned subsidiary will continue to be included in the consolidated financial statements of the Company until the date that the Company's control over the subsidiary ceases. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity to obtain benefits from its activities. Intercompany balances and transactions, including unrealized income and expenses arising from intercompany transactions, are eliminated on consolidation.

3. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies have been applied consistent throughout by the Company for purposes of these financial statements.

a) Cash and cash equivalents

Cash and cash equivalents include cash on hand, demand deposits with financial institutions, and other short-term, highly liquid investments that are readily convertible to known amounts of cash and subject to an insignificant risk of change in value. As of October 31, 2022, the Company held $50,000 in guaranteed income certificates.

7| Page

BLENDER BITES LIMITED (FORMERLY: BALSAM TECHNOLOGIES CORP.) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS October 31, 2022 (Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

b) Financial instruments

All financial assets not classified at amortized cost or fair value through other comprehensive income are measured at fair value through profit or loss ("FVTPL"). On initial recognition, the Company can irrevocably designate a financial asset at FVTPL if doing so eliminates or significantly reduces an accounting mismatch.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated at FVTPL:

  It is held within a business model whose objective is to hold the financial asset to collect the contractual cash flows associated with the financial asset instead of selling the financial asset for a profit or loss; and
  Its contractual terms give rise to cash flows that are solely payments of principal and interest.

All financial instruments are initially recognized at fair value on the statement of financial position. Subsequent measurement of financial instruments is based on their classification. Financial assets and liabilities classified as FVTPL are measured at fair value with changes in those fair values recognized in net income (loss) for the period. Financial assets classified at amortized cost and financial liabilities are measured at amortized cost using the effective interest method.

The Company's financial instruments are classified as follows:

Financial Assets / Liabilities	Classification and Measurement
Cash and cash equivalents	FVTPL
Accounts receivable	Amortized cost
Accounts payable and accrued liabilities	Amortized cost
Promissory notes	Amortized cost

Fair value hierarchy

Fair value measurements of financial instruments are required to be classified using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The levels of the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: Inputs for assets or liabilities that are not based on observable market data.

As at October 31, 2022, the Company's cash and cash equivalents are measured at level 1 of the fair value hierarchy.

8| Page

BLENDER BITES LIMITED (FORMERLY: BALSAM TECHNOLOGIES CORP.) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS October 31, 2022 (Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

b) Financial instruments (continued)

Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition.  If at the reporting date, the credit risk on the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. The Company shall recognize in profit or loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

c) Income taxes

Income tax comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity in which case the related income tax is recognized directly in equity.

Current tax is the expected tax payable on the taxable income for the year using tax rates enacted or substantively enacted at the end of the reporting period and any adjustments to tax payable in respect of previous years.

In general, deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is determined on a non discounted basis using tax rates and laws that have been enacted or substantively enacted at the reporting date and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are recognized to the extent that it is probable that such assets can be recovered.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates except, in the case of subsidiaries, where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are presented as non-current.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities when they relate to income taxes levied by the same taxation authority and when the Company intends to settle its current tax assets and liabilities on a net basis.

9| Page

BLENDER BITES LIMITED (FORMERLY: BALSAM TECHNOLOGIES CORP.) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS October 31, 2022 (Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

d) Share capital

Equity instruments are contracts that give a residual interest in the net assets of the Company. Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company's common shares, stock options, share purchase warrants and flow-through shares are classified as equity instruments. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Valuation of equity units issued in private placements

The Company has adopted the residual value method with respect to the measurement of shares and warrants issued as private placement units. Under this method, the proceeds are allocated first to share capital based on the fair value of the common shares at the time the units are priced and any residual value is allocated to the share-based payments reserve. The fair value of the common shares is based on the closing quoted bid price on the announcement date. Consideration received for the exercise of warrants is recorded in share capital and the related residual value in warrants reserve is transferred to share capital. For those warrants that expired, the recorded value is transferred to deficit.

e) Earnings (loss) per share

The Company presents basic earnings (loss) per share data for its common shares, calculated by dividing the income (loss) attributable to common shareholders of the Company by the weighted average number of shares outstanding during the period. The Company uses the treasury stock method for calculating diluted earnings (loss) per share. Under this method the dilutive effect on earnings per share is calculated on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to purchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

f) Share-based payments

The Company grants share options to acquire common shares of the Company to directors, officers, employees and consultants. The fair value of share-based payments to employees is measured at grant date, using the Black-Scholes option pricing model, and is recognized over the vesting period for employees using the graded method. Fair value of share-based payments for non-employees is recognized and measured at the date the goods or services are received based on the fair value of the goods or services received. If it is determined that the fair value of goods and services received cannot be reliably measured, the share-based payment is measured at the fair value of the equity instruments issued using the Black-Scholes option pricing model.

For both employees and non-employees, the fair value of share-based payments is recognized as an expense with a corresponding increase in share-based payments reserve. The amount recognized as expense is adjusted to reflect the number of share options expected to vest. Consideration received on the exercise of stock options is recorded in share capital and the related share-based payment in share-based payments reserve is transferred to share capital.

10| Page

BLENDER BITES LIMITED (FORMERLY: BALSAM TECHNOLOGIES CORP.) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS October 31, 2022 (Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

f) Share-based payments (continued)

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to profit or loss over the remaining vesting period.

Where a grant of options is cancelled and settled during the vesting period, excluding forfeitures when vesting conditions are not satisfied, the Company immediately accounts for the cancellation as an acceleration of vesting and recognizes the amount that otherwise would have been recognized for services received over the remainder of the vesting period. Any payment made to the employee on the cancellation is accounted for as the repurchase of an equity interest, except to the extent the payment exceeds the fair value of the equity instrument granted, measured at the repurchase date. Any such excess is recognized as an expense. The amounts recorded in reserves for unexercised share options are transferred from share-based payments reserve to deficit upon their expiry or cancellation.

g) Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control, related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

h) Equipment

Equipment is carried at cost, less accumulated depreciation, and accumulated impairment losses. The cost of equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

The major categories of equipment are depreciated on a straight-line basis using the estimated lives as follows:

Moulds	5 years
Machinery and equipment	10 years

The carrying amount of an item of equipment is derecognized on disposal or when no future economic benefits are expected from its use or disposal. The gain or loss arising from the derecognition of an item of equipment is included in profit or loss when the item is derecognized.

11| Page

BLENDER BITES LIMITED (FORMERLY: BALSAM TECHNOLOGIES CORP.) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS October 31, 2022 (Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

i) Intangible assets

Separately acquired intangible assets are recognized initially at cost. Following initial recognition, intangible assets with finite useful lives are carried at cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in profit or loss.

The major categories of intangible assets are depreciated on a straight-line basis using the estimated lives as follows:

Trademarks	10 years

j) Impairment of non-financial assets

The carrying amounts of non-financial assets are reviewed for impairment whenever facts and circumstances suggest that the carrying amounts may not be recoverable. If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of any impairment. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable potential cash flow generating units ("CGU's"). The recoverable amount is the higher of an asset's fair value less costs to sell and its value in use (being the present value of the expected future cash flows of the CGU). An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount.

Non-financial assets that have been impaired in prior periods are tested for possible reversal of impairment whenever events or changes in circumstances indicate that the impairment has reversed. If the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount but not beyond the carrying amount that would have been determined had no impairment loss been recognized for the asset in the prior periods. A reversal of an impairment loss is recognized in the statement of operations.

k) Inventory

Inventories are valued at the lower of cost or net realizable value. Cost is determined using the first in first out method and includes the cost of purchase, cost of conversion and other costs incurred in bringing the inventories to their present location and condition. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

12| Page

BLENDER BITES LIMITED (FORMERLY: BALSAM TECHNOLOGIES CORP.) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS October 31, 2022 (Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

l) Revenue recognition

To determine whether to recognize revenue, the Company follows a 5-step process:

a. Identifying the contract with a customer.

b. Identifying the performance obligations.

c. Determining the transaction price.

d. Allocating the transaction price to the performance obligations.

e. Recognizing revenue when/as performance obligation(s) are satisfied.

In all cases, the total transaction price for a contract is allocated amongst the various performance obligations based on their relative stand-alone selling prices.

Revenue is recognized at a point in time when the Company satisfies performance obligations by transferring the promised goods or services to its customers.

The Company sells frozen smoothie pucks to third-party distribution companies. Orders are fulfilled utilizing a third-party manufacturer. The Company is responsible for the shipment of goods from the manufacturer's warehouse to the distributors' warehouses across Canada and the United States. Revenue is recognized upon the transfer of control of the goods to the customer as defined by the agreements, representing the Company's completion of the performance obligation in the transaction. The Company is responsible in satisfying the performance obligation to provide the goods itself and controls the goods to be transferred to the customer. Therefore, the Company acts as the principal in the transaction, revenue is recognized on a gross basis.

m) Research and development

Expenditures on research activities, undertaken with the prospect of gaining new or technical knowledge and understanding, are recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and has the ability to use or sell the asset. The expenditures capitalized include the costs of materials, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use and borrowing costs on qualifying assets. Other development expenditures are recognized in profit or loss as incurred.

n) Foreign currency translation

The functional currency of the Company and its subsidiary is the Canadian dollar. Each component's functional currency is the currency of the primary economic environment in which the component operates. The Company's financial statements are presented in Canadian dollars. Transactions in foreign currencies are translated to the functional currency of each entity at a rate of exchange approximating the prevailing rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate in effect at that date. Nonmonetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Realized and unrealized exchange gains and losses are recognized in profit or loss.

13| Page

BLENDER BITES LIMITED (FORMERLY: BALSAM TECHNOLOGIES CORP.) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS October 31, 2022 (Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

o) New accounting standards not yet effective

Certain new standards, interpretations, and amendments to existing standards have been issued by the IASB or IFRC that are mandatory for accounting years beginning after January 1, 2022, or later years. New accounting pronouncements that are not applicable or are not consequential to the Company have been excluded in the preparation of these consolidated financial statements.

A number of new standards, and amendments to standards and interpretations, are not effective for the year ended October 31, 2022, and have not been early adopted in preparing these financial statements. These new and amended standards are not expected to have a material impact on the Company's financial statements. The following accounting standards and amendments are effective for future periods:

i. Onerous Contracts - Cost of Fulfilling a Contract (Amendments to IAS 37)

The amendments to IAS 37 specify which costs an entity includes in determining the cost of fulfilling a contract for the purpose of assessing whether the contract is onerous.  Costs that relate directly to a contract can either be incremental costs of fulfilling that contract (examples would be direct labour, materials) or an allocation of other costs that relate directly to fulfilling contracts (an example would be the allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract).  These amendments are effective for reporting periods beginning on or after January 1, 2022.

ii. Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

The amendments to IAS 1 provide a more general approach to the classification of liabilities based on the contractual arrangements in place at the reporting date. These amendments are effective for reporting periods beginning on or after January 1, 2023.

14| Page

BLENDER BITES LIMITED (FORMERLY: BALSAM TECHNOLOGIES CORP.) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS October 31, 2022 (Expressed in Canadian Dollars)

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income or loss in the year of change, if the change affects that year only, or in the year of the change and future years, if the change affects both.

Critical estimates which are most subject to uncertainty and have the most significant risk of resulting in a material adjustment to the carrying values of assets and liabilities within the next twelve months are as follows:

Recoverability of accounts receivable and allowance for credit loss

The Company provides allowances for lifetime expected credit losses based on an assessment of the recoverability of accounts receivable. Allowances are applied to accounts receivable at initial recognition based on the probability of default by the customers. Management analyses historical bad debts, customer concentrations, customer creditworthiness, current economic trends and changes in customer payment terms when making a judgment to evaluate the adequacy of the allowance for lifetime expected credit losses. Where the expectation is different from the original estimate, such difference will impact the carrying value of accounts receivable.

Critical judgments in applying accounting policies

Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustments to the carrying amounts of assets and liabilities recognized in the consolidated financial statements within the next financial year are discussed below:

Going concern

The assessment of whether the going concern assumption is appropriate requires management to take into account all available information about the future, which is at least, but is not limited to, 12 months from the end of the reporting period. The Company is aware that material uncertainties related to events or conditions may cast significant doubt upon the Company's ability to continue as a going concern. See Note 1 for additional details.

The Company bases its estimates and judgments on current facts and various other factors that it believes to be reasonable under the circumstances. The actual results experienced by the Company may differ materially and adversely from the Company's estimates and could affect future results of operations and cash flows.

15| Page

BLENDER BITES LIMITED (FORMERLY: BALSAM TECHNOLOGIES CORP.) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS October 31, 2022 (Expressed in Canadian Dollars)

5. REVERSE TAKEOVER

As described in Note 1, on September 20, 2021, BITE completed the acquisition of all issued and outstanding shares of Blender Bites pursuant to the share purchase agreement dated August 31, 2021. As a result of the transaction, the Company issued 1,471,698 common shares and 1,267,099 share purchase warrants to Blender Bites' shareholders and a certain debt holder. The Company also paid a finder's fee of 250,000 common shares to third parties that introduced the transaction to the Company valued at $2,000,000 which is recognized in transaction and listing expense in profit or loss.

The transaction constituted a reverse acquisition of BITE and had been accounted for as a reverse acquisition transaction in accordance with the guidance provided under IFRS 2, Share-based Payment and IFRS 3, Business Combinations. As BITE did not qualify as a business according to the definition in IFRS 3, this reverse acquisition was accounted for as an asset acquisition by the issuance of shares and warrants of the Company for the net assets of BITE.

The consideration paid was determined as equity settled share-based payment under IFRS 2, at the fair value of the equity of Blender Bites retained by the shareholders of BITE based on the fair value of Blender Bites' common shares on the date of closing of the RTO at $8.00 per share.  As a result of the transaction, the Company assumed 326,087 share purchase warrants, valued at $1,810,000. The share purchase warrants were valued using the Black-Scholes Option Pricing model using the following assumptions: Risk free rate of 0.44%; Volatility of 100%; Stock Price of $8.00; Exercise price of $2.50; Dividend yield of NIL% and expected life of 0.38 years.

For accounting purposes, Blender Bites has been treated as the accounting parent company (legal subsidiary) and BITE has been treated as the accounting subsidiary (legal parent) in these consolidated financial statements. As Blender Bites was deemed to be the acquirer for accounting purposes, its assets, liabilities, and operations since incorporation are included in these consolidated financial statements at their historical carrying value. The results of operations of BITE are included in these consolidated financial statements from the date of the reverse acquisition of September 20, 2021.

The following table summarizes the allocation of the purchase price to the fair value of the assets acquired and liabilities assumed at the date of acquisition is based on management's best estimate using the information currently available and may be revised by the Company as additional information is received and finalized.

Fair value of 1,437,483 common shares at $8.00 per share	$11,499,863
Fair value of 326,087 share purchase warrants	1,810,000
Total consideration	13,309,863

Allocated to the fair value of BITE's net assets as follows:
Cash	899,508
Accounts receivable	49,407
Accounts payable and accrued liabilities	(466,192)
Loan payable	(32,658)
Net identifiable assets acquired	450,065

Finders' fees paid in shares	2,000,000
Transaction and Listing Expense	$14,859,798

16| Page

BLENDER BITES LIMITED (FORMERLY: BALSAM TECHNOLOGIES CORP.) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS October 31, 2022 (Expressed in Canadian Dollars)

6. INVENTORY AND COST OF GOODS SOLD

Inventory is comprised of raw materials and finished goods held on consignment with the Company's distributors for delivery and fulfilment of sales to wholesalers. Inventory as at October 31, 2022 and 2021 consists of the following:

	October 31, 2022	October 31, 2021
Raw materials	$229,921	$-
Finished goods	155,292	-
	$385,213	$-

Cost of goods sold for the years ended October 31, 2022 and 2021 consists of the following:

	October 31, 2022	October 31, 2021
Depreciation	$37,334	$-
Freight and Shipping	44,659	45,716
Materials	3,353,314	764,004
	$3,435,307	$809,720

7. EQUIPMENT AND TRADEMARKS

The following is a summary of activities for the years ended October 31, 2022 and 2021:

	Moulds $	Equipment $	Trademarks $	Total $
COST
Balance, October 31, 2020	18,169	-	1,603	19,772
Additions	12,944	64,494	20,801	98,239
Balance, October 31, 2021	31,113	64,494	22,404	118,011
Additions	3,251	383,245	18,374	404,870
Balance, October 31, 2022	34,364	447,739	40,778	522,881

ACCUMULATED DEPRECIATION
Balance, October 31, 2020	5,451	-	161	5,612
Additions	4,126	2,419	1,404	7,949
Balance, October 31, 2021	9,577	2,419	1,565	13,561
Additions	6,538	37,334	2,947	46,819
Balance, October 31, 2022	16,115	39,753	4,512	60,380

Net book value, October 31, 2021	21,536	62,075	20,839	104,450
Net book value, October 31, 2022	18,249	407,986	36,266	462,501

During the year ended October 31, 2022, amortization of $37,334 (2021 - $Nil) is included in cost of goods sold.

17| Page

BLENDER BITES LIMITED (FORMERLY: BALSAM TECHNOLOGIES CORP.) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS October 31, 2022 (Expressed in Canadian Dollars)

8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	October 31, 2022	October 31, 2021
Accounts payable	$688,270	$583,621
Accrued liabilities	53,310	157,987
	$741,580	$741,608

9. PROMISSORY NOTES

During the year ended October 31, 2020, Blender Bites entered into two promissory note agreements with a significant shareholder. The first promissory note agreement is for principal of $100,000, due on demand. This note is secured against certain sales of Blender Bites. The second loan agreement, unsecured, was for $90,000 and is due on demand.

During February 2021, the Company entered into a third promissory note agreement with a significant shareholder, unsecured, for principal of $60,000 that matured in February 2022. All loans bear interest at 8%. As the promissory notes have either matured or are due within twelve months, the amounts are due on demand and are recognized as a current liability on the statements of financial position.

The following is a summary of promissory note activities for the years ended October 31, 2022, and 2021:

Total
Balance, October 31, 2020	$196,547
Additions	60,000
Assumed from RTO	32,658
Settled with shares	(273,580)
Interest accrued	17,640
Balance, October 31, 2021	33,265
Interest accrued	1,800
Balance, October 31, 2022	$35,065

18| Page

BLENDER BITES LIMITED (FORMERLY: BALSAM TECHNOLOGIES CORP.) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS October 31, 2022 (Expressed in Canadian Dollars)

10. SHARE CAPITAL

a) Authorized

Unlimited number of common shares, without par value.

b) Issued and outstanding

During the year ended October 31, 2022:

On January 19, 2022, the Company completed a share split of its common shares on the basis of 1.25 new common shares for every existing 1 common share. On July 6, 2022, the Company completed a share consolidation of its common shares on the basis of 1 common share for every existing 10 common shares. The share consolidation has been retroactively presented in the consolidated financial statements by adjusting all share amounts, including per share amounts.

During the year ended October 31, 2022, the Company issued an aggregate of 298,846 common shares for total proceeds of $741,138 for the exercise of warrants.

On June 16, 2022, the Company issued 95,000 shares in exchange for services performed at a price of $5.20 per share and recognized consulting fees in the amount of $494,000.

On November 22, 2021, the Company issued 20,989 common shares to settle outstanding debt of $265,301. The Company valued the shares at the market price of $12.64.

During the year ended October 31, 2021:

On September 20, 2021, a reverse acquisition transaction was completed whereby the Company acquired all the issued and outstanding common shares of BBI and issued 1,437,500 common shares of the Company to the shareholders of BBI in exchange for 19,000 former BBI shares, issued 34,198 common shares and 17,099 warrants of the Company to a BBI's debt holder to settle debt of $273,580, and issued 1,250,000 warrants to the warrant holders of BBI in exchange for 1,250,000 former BBI warrants on substantially the same terms. At the reverse acquisition date, BITE's shareholders held 1,437,483 common shares of the Company, which were valued at $11,499,863 as part of the consideration for acquisition. The Company also issued 250,000 common shares, valued at $2,000,000 for finder's fee. See Note 5 for additional details.

The Company completed a concurrent financing of 485,562 units at a price of $8.00 per unit on September 20, 2021.  Each unit consists of one common share and one half of one share purchase warrant, exercisable at a price of $16.00 expiring September 20, 2023. 4,856 common shares were issued as share issue cost in connection with the financing.

During the year ended October 31, 2021, the Company issued an aggregate 27,240 common shares for total proceeds of $67,556 for the exercise of warrants. Fair value of $151,000 was reallocated from contributed surplus to share capital.

19| Page

BLENDER BITES LIMITED (FORMERLY: BALSAM TECHNOLOGIES CORP.) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS October 31, 2022 (Expressed in Canadian Dollars)

10. SHARE CAPITAL (continued)

c) Stock options

The Company has a stock option plan (the "Plan") that permits the grant of stock options up to 25% of the issued and outstanding common shares of the Company to directors, officers, key employees, and consultants. Terms of the options granted are subject to determination and approval by the Board of Directors.

The table below summarizes the information on the outstanding stock options of the Company for the year ended October 31, 2022:

	Number of Stock options	Weighted Average Exercise Price
Balance, October 31, 2021 and 2020	-	$-
Issued	87,500	11.64
Balance, October 31, 2022	87,500	$11.64

During the year ended October 31, 2022, the Company issued 87,500 stock options in accordance with the following vesting terms: 25% upon grant and 25% for each subsequent 6 month period, fully vesting over a period of 1.5 years from the date of grant.

As at October 31, 2022, the Company's outstanding stock options expire as follows:

Expiry Date	Weighted Average Remaining Contractual Life in Years	Exercise Price ($)	Outstanding	Exercisable
January 25, 2027	4.24	12.50	70,000	52,500
March 25, 2027	4.40	12.50	10,000	5,000
September 27, 2027	4.91	2.50	7,500	1,875
	4.31	11.64	87,500	59,375

The Company applies the fair value method using the Black-Scholes option pricing model in accounting for its stock options granted. The fair value of stock options issued was calculated using the following weighted average assumptions:

	Year ended October 31, 2022	Year ended October 31, 2021
Risk-free interest rate	1.76%	-
Expected option life in years	5 years	-
Expected share price volatility*	100%	-
Expected forfeiture rate	-	-
Expected dividend yield	Nil	-

 *As the Company does not have enough history of trading prices, the annualized volatility was determined using the  volatility of comparable companies.

During the year ended October 31, 2022, the Company recorded $421,501 (2021 - $Nil) in share based compensation for vested stock options.

20| Page

BLENDER BITES LIMITED (FORMERLY: BALSAM TECHNOLOGIES CORP.) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS October 31, 2022 (Expressed in Canadian Dollars)

10. SHARE CAPITAL (continued)

d) Warrants

On September 20, 2021, Blender Bites issued 1,250,000 warrants for proceeds of $200,000, which were exchanged for the Company's warrants on substantially the same terms. On July 25, 2022, the Company amended the exercise price of the warrants from an exercise price of $8.00 to $4.02 in accordance with CSE Policy 6, which is reflected retroactively in the schedules below.

The table below summarizes the information on the outstanding warrants of the Company for the years ended October 31, 2022 and 2021:

	Number of Warrants	Weighted Average Exercise Price

Balance, October 31, 2020	-	$-
Assumed from BITE	326,087	2.50
Issued	1,509,880	6.10
Exercised	(27,240)	2.50
Balance, October 31, 2021	1,808,727	5.51
Consolidation adjustment	6	-
Exercised	(298,846)	2.48
Balance, October 31, 2022	1,509,887	$6.08

As at October 31, 2022, the Company's outstanding share purchase warrants expire as follows:

Expiry Date	Weighted Average Remaining Contractual Life in Years	Exercise Price ($)	Outstanding
May 28, 2023	0.57	4.02	1,250,000
August 31, 2023	0.83	16.00	17,099
September 20, 2023	0.89	16.00	242,788
	0.63	6.08	1,509,887

The weighted average share price on the date warrants were exercised was $1.01 (2021 - $1.39).

e) Escrow shares

628,135 shares were placed into escrow. Under the escrow agreement, 10% of the shares were released on September 20, 2021, the listing date on CSE, and an additional 15% will be released on each of the dates which are 6 months, 12 months, 18 months, 24 months, 30 months, and 36 months following the initial release.  As at October 31, 2022, 376,881 (2021 - 565,321) shares were in escrow.

21| Page

BLENDER BITES LIMITED (FORMERLY: BALSAM TECHNOLOGIES CORP.) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS October 31, 2022 (Expressed in Canadian Dollars)

11. RELATED PARTY TRANSACTIONS

Related party transactions not otherwise described in these financial statements are shown below. The remuneration of the Company's directors and other members of key management, individuals who have the authority and responsibility for planning, directing, and controlling the activities of the Company, for the years ended October 31, 2022 and 2021 are as follows:

	For the year ended October 31,
	2022	2021
Key Management Compensation
Management fees	$-	$131,000
Wages and benefits	240,000	-
	$240,000	$131,000

Accounts payable and accrued liabilities at October 31, 2022 includes $65,000 (2021 - $76,033) owing to a Company controlled by the CEO and $41,035 (2021 - $41,035) owing to a director and a company controlled by the CFO of the Company. Amounts due to related parties are unsecured, non-interest bearing and due on demand.

The Company entered into employment agreement with the CEO of the Company effective September 20, 2021 and will continue indefinitely until it is terminated. The base salary is $240,000 on an annual basis. The CEO is entitled to performance bonuses based on meeting certain gross revenue thresholds. In the case of termination without cause or change of control, the CEO is entitled to an amount equal to two times of the sum of the annual base salary and bonus in lieu of notice.

In accordance with the performance bonuses per the employment agreement with the CEO, subsequent to year-end, the Company has approved the authorization for the issuance of 25,000 common shares pursuant to the fulfilment of the first aggregate revenue target.

12. SUPPLEMENTAL CASH FLOW INFORMATION

	For the year ended October 31,
	2022	2021
Non-cash financing and investing activities
Fair value of shares issued as consideration for RTO	$-	$11,499,863
Fair value of warrants issued as consideration for RTO	$-	$1,810,000
Fair value of shares issued in debt settlement	$265,301	$-
Shares issued to settle BBI debt upon RTO	$-	$273,580
Fair value of shares issued for services	$494,000	$-
Fair value of warrants exercised	$1,659,000	$151,000

22| Page

BLENDER BITES LIMITED (FORMERLY: BALSAM TECHNOLOGIES CORP.) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS October 31, 2022 (Expressed in Canadian Dollars)

13. OPERATING SEGMENTS

As of October 31, 2022 and October 31, 2021, the Company is operating its business in one reportable segment: the sale of frozen smoothie products. All non-current assets are located in Canada. During the year ended October 31, 2022, the Company had sales of $3,141,112 in Canada (2021 - $941,852) and sales of $704,097 (2021 - $Nil) in the United States.

Major customers are defined as customers that each individually account for greater than 10% of the Company's revenues. For the year ended October 31, 2022 and year ended October 31, 2021, the following revenue was recorded from major customers comprising 96% (2021 - 99%) of gross revenues:

	For the year ended October 31,
	2022	2021
Customer A	$3,083,163	$263,819
Customer B	$593,870	$668,715

14. FINANCIAL INSTRUMENTS

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and promissory notes approximate their fair values due to their short-term nature.

a) Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The maximum credit risk the Company is exposed to is 100% of cash and its receivables. The Company's cash is held at a large Canadian financial institution. At October 31, 2022, $371,100 of amounts receivable is related to amounts collectible from customers, of which 100% was collected subsequent to year-end. The remaining amounts receivable balance of $272,387 primarily consist of refundable government goods and services tax.

b) Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they fall due. The Company's objective to managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due. The accounts payable and accrued liabilities are typically due in 30 days, which are settled using cash. As at October 31, 2022, the Company has a working capital of $514,294.

Management is considering different alternatives to secure adequate debt or equity financing to meet the Company's short term and long-term cash requirement.

At present, the Company's operations do not generate positive cash flow. The Company's primary source of funding has been the issuance of equity securities. Despite previous success in acquiring financing, there is no guarantee of obtaining future financings.

23| Page

BLENDER BITES LIMITED (FORMERLY: BALSAM TECHNOLOGIES CORP.) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS October 31, 2022 (Expressed in Canadian Dollars)

14. FINANCIAL INSTRUMENTS (continued)

c) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates, will affect the Company's operations, income, or the value of the financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the returns. The Company is exposed to market risk as follows:

(i) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company is not exposed to significant interest rate risk due to the short-term to maturity of its financial instruments. The Company had no interest rate swap or financial contracts in place as at October 31, 2022. Interest rate risk is minimal as promissory notes have a fixed interest rate.

(ii) Price risk

The Company has limited exposure to price risk with respect to equity prices.  Equity price risk is defined as the potential adverse impact on the Company's profit or loss due to movements in individual equity prices or general movements in the level of the stock market.

15. CAPITAL MANAGEMENT

The Company's objective when managing capital is to safeguard its ability to continue as a going concern. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary. The Company manages its capital structure and makes adjustments to it to effectively support the Company's objectives.  In order to pay for general administrative costs, the Company will raise additional amounts as needed.

The Company reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company considers shareholders' equity and working capital as components of its capital base. The Company may access capital through the issuance of shares or the disposition of assets. Management historically funds the Company's expenditures by issuing share capital rather than using capital sources that require fixed repayments of principal and/or interest.  The Company is not subject to externally imposed capital requirements and does not have exposure to asset-backed commercial paper or similar products. The Company believes it will be able to raise additional equity capital as required, but recognizes the uncertainty attached thereto. There were no changes to the Company's approach to capital management during the year ended October 31, 2022.

24| Page

BLENDER BITES LIMITED (FORMERLY: BALSAM TECHNOLOGIES CORP.) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS October 31, 2022 (Expressed in Canadian Dollars)

16. INCOME TAXES

Income tax expense differs from the amount that would result from applying Canadian federal and provincial income tax rates to earnings before income taxes. A reconciliation of income taxes at statutory rates with reported taxes is as follows:

	October 31, 2022	October 31, 2021

Income (loss) before income taxes	$(4,632,942)	$(15,952,520)
Statutory income tax rate	27%	27%

Income tax benefit computed at statutory tax rate	$(1,251,000)	$(4,307,000)
Non-deductible items (net)	115,000	4,013,000
Unrecognized benefit of deferred income tax assets	1,136,000	294,000

Income tax expense (recovery)	$-	$-

The significant components of the Company's unrecognized temporary differences at October 31, 2022, and 2021 are presented below:

	Expiry	October 31, 2022	Expiry	October 31, 2021

Non-capital loss carry-forwards and other available deductions	2033-2042	$23,779,000	2033-2041	$19,618,000
Capital assets	None	53,000	None	7,000

Total		$23,832,000		$19,625,000

The Company has unrecognized deferred tax liabilities of approximately $51,000 as a result of the acquisition of Blender Bites during the year ended October 31, 2021.

17. SUBSEQUENT EVENTS

On December 13, 2022, the Company cancelled 80,000 stock options held by certain consultants of the Company.

On December 13, 2022, the Company issued 795,000 Restricted Share Units ("RSUs") to certain directors, officers, and consultants of the Company pursuant to the Company's 25% rolling equity incentive plan. The RSUs will vest and convert into common shares after four months, and in accordance with applicable securities legislation will be subject to a hold period of four months and one day from the date of issuance. On April 13, 2023, the 795,000 RSUs were converted into common shares.

On March 7, 2023, the Company closed a private placement of 238,500 units at a price of $3.08 per unit for gross proceeds of $734,580. Each unit is comprised of one common share and one warrant. Each warrant is exercisable at a price of $5.50 per share and expires on March 7, 2028. In accordance with the transaction, the Company issued 2,385 common shares as administrative fees to a third-party for their assistance in the transaction.

25| Page

BLENDER BITES LIMITED (FORMERLY: BALSAM TECHNOLOGIES CORP.) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS October 31, 2022 (Expressed in Canadian Dollars)

17. SUBSEQUENT EVENTS (continued)

On March 16, 2023, the Company entered into a collaboration agreement with Hough, Inc. to provide digital media services for consideration of US $300,000 upon commencement of the agreement, US $200,000 six months after the effective date, 307,000 common shares to be issued any time prior to conclusion of the term, grant of 80,000 stock options (issued), grant of 20,000 RSUs (issued), and an annual US $20,000 fee to Hough, Inc.'s designated public relations team.

On March 17, 2023, the Company closed a private placement of 410,850 units at a price of $3.08 per unit for gross proceeds of $1,265,418. Each unit is comprised of one common share and one warrant. Each warrant is exercisable at a price of $5.50 per share and expires on March 17, 2028. In accordance with the transaction, the Company issued 4,109 common shares as administrative fees to a third-party for their assistance in the transaction.

On March 24, 2023, pursuant to the collaboration agreement with Hough, Inc., the Company issued 80,000 stock options, which vest 25% upon grant and 25% every six months thereafter, with an exercise price of $6.62 and an expiry date of March 24, 2025, and 20,000 RSUs that vest on July 24, 2023.

On March 29, 2023, the Company issued 28,792 common shares with a fair value $167,857 to settle outstanding debt of $171,022.

On March 29, 2023, the Company issued 25,000 common shares with a fair value of $145,750 to the Company's CEO as a performance bonus in accordance with the fulfilment of the first aggregate revenue target stipulated in the employment agreement.

On May 11, 2023, the Company issued 160,000 RSUs to an officer of the Company pursuant to the Company's 25% rolling equity incentive plan. The RSUs will vest and convert into common shares in three equal tranches with 53,334 RSUs vesting on September 12, 2023, 53,333 RSUs vesting on May 11, 2024, and 53,333 RSUs vesting on May 11, 2025.

On May 28, 2023, 1,143,750 warrants with an exercise price of $4.02 expired unexercised.

Subsequent to the year ended October 31, 2022, 106,250 warrants were exercised for gross proceeds of $427,125.

26| Page

BALSAM TECHNOLOGIES CORP. (formerly Rewardstream Solutions Inc.) FINANCIAL STATEMENTS FOR THE YEARS ENDED SEPTEMBER 30, 2020 AND 2019 (EXPRESSED IN CANADIAN DOLLARS)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

Balsam Technologies Corp. (formerly Rewardstream Solutions Inc.)

Opinion on the Financial Statements

We have audited the accompanying statement of financial position of Balsam Technologies Corp. (formerly Rewardstream Solutions Inc.) (the "Company") as of September 30, 2020, and the related statements of operations and comprehensive loss, changes in equity (deficiency), and cash flows for the year ended September 30, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2020, and the results of its operations and its cash flows for the year ended September 30, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada	Chartered Professional Accountants

July 31, 2023

BALSAM TECHNOLOGIES CORP.
(formerly Rewardstream Solutions Inc.)
STATEMENTS OF FINANCIAL POSITION
AS AT SEPTEMBER 30, 2020 AND 2019
EXPRESSED IN CANADIAN DOLLARS

	2020	2019

ASSETS

CURRENT ASSETS
Cash	$457,930	$1,221
Accounts receivable	12,211	74,452
Prepaid expenses (Note 7)	-	43,069

Total assets	$470,141	$118,742

LIABILITIES AND EQUITY (DEFICIENCY)

CURRENT LIABILITIES
Accounts payable and accrued liabilities (Notes 4 and 7)	$251,208	$133,319
Loans payable (Note 5)	31,312	-

Total liabilities	282,520	133,319

EQUITY (DEFICIENCY)
Share capital (Note 6)	16,483,003	15,996,267
Share-based compensation reserve (Note 6)	1,860,580	1,860,580
Warrant reserve (Note 6)	288,995	288,995
Deficit	(18,444,957)	(18,160,419)
Total equity (deficiency)	187,621	(14,577)

Total liabilities and shareholders' equity	$470,141	$118,742

Nature of business and continuance of operations (Note 1)
Subsequent events (Note 12)

Approved and authorized by the Board of Directors:

"Joel Shacker"	"Geoff Balderson"
Joel Shacker, Director	Geoff Balderson, Director

The accompanying notes are an integral part of these financial statements.

5 | Page

BALSAM TECHNOLOGIES CORP.
(formerly Rewardstream Solutions Inc.)
STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED SEPTEMBER 30, 2020 AND 2019
EXPRESSED IN CANADIAN DOLLARS

	2020	2019
		(Note 11)
EXPENSES
Consulting fees (Note 7)	$205,300	$548,256
Interest and bank charges (Note 5)	1,448	277
Office and miscellaneous	5,677	23,574
Professional fees	29,036	160,743
Property investigation cost	-	36,681
Rent	11,000	51,191
Transfer agent and filing fees	29,128	17,214
Travel expenses	4,256	50,421
	285,845	888,357
Net loss before other item	(285,845)	(888,357)

OTHER ITEM
Interest income	1,307	-

Net loss and comprehensive loss for the year	$(284,538)	$(888,357)

Basic and diluted loss per share	(0.14)	(0.51)

Weighted average number of common shares outstanding	2,080,084	1,748,313

The accompanying notes are an integral part of these financial statements.

6 | Page

BALSAM TECHNOLOGIES CORP.

(formerly Rewardstream Solutions Inc.)
STATEMENTS OF CHANGES IN EQUITY (DEFICIENCY)
FOR THE YEARS ENDED SEPTEMBER 30, 2020 AND 2019
EXPRESSED IN CANADIAN DOLLARS (EXCEPT NUMBER OF SHARES)

	SHARE CAPITAL		RESERVES
	Number of Shares	Amount	Share-based Compensation Reserve	Warrant Reserve	Deficit	Total Equity (Deficiency)

Balance at September 30, 2018	1,748,313	$15,996,267	$1,860,580	$288,995	$(17,272,062)	$873,780
Net loss for the year	-	-	-	-	(888,357)	(885,857)
Balance at September 30, 2019	1,748,313	15,996,267	1,860,580	288,995	(18,160,419)	(14,577)
Private placement	3,571,427	500,000	-	-	-	500,000
Share issue cost	-	(13,263)	-	-	-	(13,263)
Net loss for the year	-	-	-	-	(284,538)	(284,538)
Balance at September 30, 2020	5,319,740	$16,483,004	$1,860,580	$288,995	$(18,444,957)	$187,622

The accompanying notes are an integral part of these financial statements.

7 | Page

BALSAM TECHNOLOGIES CORP.
(formerly Rewardstream Solutions Inc.)
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2020 AND 2019
EXPRESSED IN CANADIAN DOLLARS

	2020	2019

OPERATING ACTIVITIES
Net loss for the year	$(284,538)	$(888,357)
Items not involving cash:
Accrued interest payable	1,312	-
Changes in non-cash working capital items:
Accounts receivable	62,241	(16,782)
Prepaid expenses	43,069	(19,761)
Accounts payable and accrued liabilities	117,888	66,804
Cash used in operating activities	(60,028)	(858,096)

FINANCING ACTIVITIES
Proceeds from issuance of common shares	500,000	-
Share issue cost	(13,263)	-
Loans received	30,000	-
Repayment of loans payable	-	(5,650)
Cash provided by (used in) financing activities	516,737	(5,650)

CHANGE IN CASH	456,709	(863,746)
CASH, Beginning of year	1,221	864,967

CASH, End of year	$457,930	$1,221

During the years ended September 30, 2020 and 2019, no amounts were paid for interest or income tax expense.

The accompanying notes are an integral part of these financial statements.

8 | Page

BALSAM TECHNOLOGIES CORP. (formerly Rewardstream Solutions Inc.) NOTES TO FINANCIAL STATEMENTS FOR THE YEARS ENDED SEPTEMBER 30, 2020 AND 2019 EXPRESSED IN CANADIAN DOLLARS

1. NATURE OF BUSINESS AND CONTINUANCE OF OPERATIONS

The Company was incorporated under the laws of British Columbia on March 23, 1999 and continued under the Canada Business Corporations Act on December 22, 1999. The Company was subsequently continued under the laws of British Columbia on October 21, 2015. The head office and records are located at Suite 1000, 409 Granville Street, Vancouver, British Columbia V6C 1T2. On February 20, 2020, the Company's listing was transferred to the NEX and on March 30, 2020, was reinstated for trading on the NEX board under the trading symbol "REW.H". Effective October 8, 2020, the Company changed its name to Balsam Technologies Corp and trade under the trading symbol "BTEC.H". The Company continues to search for strategic business opportunities.

These financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company realized a net loss of $284,538 for the year ended September 30, 2020. As at September 30, 2020, the Company had an accumulated deficit of $18,444,957. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period.

The Company's continued existence is dependent upon its ability to raise additional capital and to identify and acquire a suitable business opportunity. Failure to do so would have an adverse effect on the financial position of the Company and its ability to continue as a going concern. These factors indicate the existence of a material uncertainty that may cast significant doubt about the Company's ability to continue as a going concern.

During the year ended September 30, 2020, there was a global pandemic outbreak of COVID-19. The actual and threatened spread of the virus globally has had a material adverse effect on the global economy and, specifically, the regional economies in which the Company operates. The pandemic could continue to have a negative impact on the stock market, including trading prices of the Company's shares and its ability to raise new capital. These factors, amongst others, could have a significant impact on the Company's operations.

These financial statements do not include any adjustments that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

2. BASIS OF PRESENTATION

a) Statement of compliance

These annual financial statements, have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Issues Committee ("IFRIC"). The principal accounting policies applied in the preparation of these financial statements are set below. These policies have been consistently applied to all years presented, unless otherwise noted.

These financial statements were approved and authorized for issue by the Board of Directors on January 28, 2021.

9 | Page

BALSAM TECHNOLOGIES CORP. (formerly Rewardstream Solutions Inc.) NOTES TO FINANCIAL STATEMENTS FOR THE YEARS ENDED SEPTEMBER 30, 2020 AND 2019 EXPRESSED IN CANADIAN DOLLARS

2. BASIS OF PRESENTATION - (cont'd)

b) Basis of measurement

These financial statements have been prepared on a historical basis, except for certain financial instruments that have been measured at fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information. The financial statements are presented in Canadian dollars which is the Company's functional currency.

3. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently in the financial statements.

a) Financial Instruments

Financial Assets

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, the transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL are expensed in profit or loss. Financial assets are considered in the entirety when determining whether their cash flows are solely payment of principal and interest.

Subsequent measurement of financial assets depends on their classification. The classification depends on the Company's business model for managing the financial assets and contractual terms of the cash flows. These are the measurement categories under which the Company classifies its financial assets:

  Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included in finance income using the effective interest rate method.
  Fair value through OCI ("FVOCI"): Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets' cash flows represent solely payments of principal and interest, are measured at FVOCI. Financial assets classified at FVOCI are subsequently measured at fair value with unrealized gains or losses recognized in other comprehensive income (loss). When the financial instrument is sold, the cumulative gain or loss remains in accumulated other comprehensive income or loss and is not reclassified to profit or loss.
  Fair value through profit or loss ("FVTPL"): Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVTPL. A gain or loss on an investment that is subsequently measured at FVTPL is recognized in profit or loss in the period which it arises.

The Company's cash is measured at amortized cost.

10 | Page

BALSAM TECHNOLOGIES CORP. (formerly Rewardstream Solutions Inc.) NOTES TO FINANCIAL STATEMENTS FOR THE YEARS ENDED SEPTEMBER 30, 2020 AND 2019 EXPRESSED IN CANADIAN DOLLARS

3. SIGNIFICANT ACCOUNTING POLICIES - (cont'd)

a) Financial Instruments - (cont'd)

Impairment

The Company assesses all information available, including on a forward-looking basis, the expected credit losses associated with its assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. To assess whether there is a significant increase in credit risk, the company compares the risk of a default occurring on the asset as the reporting date, with the risk of default as at the date of initial recognition, based on all information available, and reasonable and supportive forward-looking information.

Financial Liabilities

The Company classifies its financial liabilities into the following categories: financial liabilities at FVTPL and amortized cost.

A financial liability is classified as FVTPL if it is classified as held-for-trading or is designated as such on initial recognition. Directly attributable transaction costs are recognized in profit or loss as incurred. The fair value changes to financial liabilities at FVTPL are presented as follows: the amount of change in fair value that is attributable to changes in the credit risk of the liability is presented in OCI; and the remaining amount of the change in the fair value is presented in profit or loss. The Company does not designate any financial liabilities at FVTPL.

Other non-derivative financial liabilities are initially measured at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these liabilities are measured at amortized cost using the effective interest rate method. The Company classifies its accounts payable and accrued liabilities and loans payable as financial liabilities held at amortized cost.

b) Share Capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of common shares are recognized as a deduction from equity. Equity instruments are valued at either the fair value of the goods or services received or at the fair value of the equity instruments granted.

The proceeds from the issuance of units are allocated between common shares and warrants based on the residual value method. Under this method, the proceeds are allocated first to share capital based on the fair value of the common shares at the time the units are priced, and any residual value is allocated to the warrants reserve. Consideration received for the exercise of warrants is recorded in share capital, and any related amount recorded in warrants reserve is transferred to share capital.

11 | Page

BALSAM TECHNOLOGIES CORP. (formerly Rewardstream Solutions Inc.) NOTES TO FINANCIAL STATEMENTS FOR THE YEARS ENDED SEPTEMBER 30, 2020 AND 2019 EXPRESSED IN CANADIAN DOLLARS

3. SIGNIFICANT ACCOUNTING POLICIES - (cont'd)

c) Income taxes

Income tax comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity or other comprehensive income (loss), in which case the income tax is also recognized directly in equity or other comprehensive income (loss).

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted, or substantively enacted, at the end of the reporting period, and any adjustment to tax payable in respect of previous years.

Current tax assets and current tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred tax is recognized in respect of all qualifying temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the statement of financial position date and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are recognized to the extent that it is probable that the assets can be recovered.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.

Deferred income tax assets and liabilities are presented as non-current.

d) Basic and Diluted Loss Per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings/loss per common share is computed by dividing the net income or loss applicable to common shares by the sum of the weighted average number of common shares issued and outstanding and all additional common shares that would have been outstanding, if potentially dilutive instruments were converted. There were no potentially dilutive common shares related to warrants outstanding at September 30, 2020. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

12 | Page

BALSAM TECHNOLOGIES CORP. (formerly Rewardstream Solutions Inc.) NOTES TO FINANCIAL STATEMENTS FOR THE YEARS ENDED SEPTEMBER 30, 2020 AND 2019 EXPRESSED IN CANADIAN DOLLARS

3. SIGNIFICANT ACCOUNTING POLICIES - (cont'd)

e) Share-based compensation

The Company has a stock option plan that is described in note 6 that grants stock options to the Company's directors, officers and employees. An individual is classified as an employee when the individual is an employee for legal or tax purposes or provides services similar to those performed by an employee.

The fair value of the options is measured at grant date, using the Black-Scholes option pricing model, and is recognized over the vesting period. For directors and employees, the fair value of the options is measured at the date of grant. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured and are recorded at the date the goods or services are received. The offset to the recorded cost is to share-based compensation reserve. Consideration received on the exercise of stock options is recorded as share capital and the recorded amount to share-based compensation reserve is transferred to share capital.

The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

Where the terms and conditions of options are modified, the increase in the fair value of the options, measured immediately before and after the modification, is charged to profit or loss.

f) Use of estimates and judgments

The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period.

Significant areas requiring the use of management judgments include:

• The utilization of deferred income tax assets

The extent to which deferred tax assets can be recognized is based on an assessment of the probability of the Company's future taxable income against which the deferred tax assets can be utilized. In addition, significant judgment is required in assessing the impact of any legal or economic limits or uncertainties in various tax jurisdictions.

13 | Page

BALSAM TECHNOLOGIES CORP. (formerly Rewardstream Solutions Inc.) NOTES TO FINANCIAL STATEMENTS FOR THE YEARS ENDED SEPTEMBER 30, 2020 AND 2019 EXPRESSED IN CANADIAN DOLLARS

3. SIGNIFICANT ACCOUNTING POLICIES - (cont'd)

f) Use of estimates and judgments - (cont'd)

• The going concern assumption

The assessment of whether the going concern assumption is appropriate requires management to take into account all available information about the future, which is at least, but is not limited to, 12 months from the end of the reporting period. The Company is aware that material uncertainties related to events or conditions may cast significant doubt upon the Company's ability to continue as a going concern.

The Company bases its estimates and judgments on current facts and various other factors that it believes to be reasonable under the circumstances. The actual results experienced by the Company may differ materially and adversely from the Company's estimates and could affect future results of operations and cash flows.

g) New accounting standards

IFRS 16: Leases. The Company has no leases and the adoption of this standard had no impact on the Company's financial statements.

4. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2020	2019
Accounts payable	$236,708	$118,069
Accrued liabilities	14,500	15,250
	$251,208	$133,319

5. LOANS PAYABLE

On January 9, 2020, the Company received a promissory note of $30,000 from a third party which bears interest at 6% per annum, unsecured and repayable by July 9, 2020 and remains outstanding as at September 30, 2020. During the year ended September 30, 2020, $1,312 of interest was accrued on the loan amount and is included in loans payable as at September 30, 2020.

6. SHARE CAPITAL

a) Authorized:
unlimited common shares, without par value

On April 7, 2020, the Company completed a share consolidation on the basis of 10 old shares for 1 new share. The share consolidation has been retroactively presented in these financial statements and all share amounts, including per share amounts, reflect the share consolidation.

14 | Page

BALSAM TECHNOLOGIES CORP. (formerly Rewardstream Solutions Inc.) NOTES TO FINANCIAL STATEMENTS FOR THE YEARS ENDED SEPTEMBER 30, 2020 AND 2019 EXPRESSED IN CANADIAN DOLLARS

6. SHARE CAPITAL - (cont'd)

b) Issued and outstanding:

During the year ended September 30, 2020:

On August 27, 2020, the Company issued 3,571,427 units at a price of $0.14 per unit for gross proceeds of $500,000. Each unit consist of one common share and one share purchase warrant with each share purchase warrant entitling the holder the right to purchase an additional common share at a price of $0.185 per share expiring on August 27, 2021. The Company incurred $13,263 in share issuance costs.

During the year ended September 30, 2019:

There were no shares issued during the year ended September 30, 2019.

c) Stock options

The Company has a stock option plan (the "Plan") that permits the grant of share purchase options up to 10% of the issued and outstanding common shares of the Company to directors, officers, key employees and consultants. Terms of the options granted are subject to determination and approval by the Board of Directors.

There were no stock options granted during the years ended September 30, 2020 and 2019.

d) Warrants

The table below summarizes the information on the outstanding warrants of the Company for the years ended September 30, 2020 and 2019:

	Number of Warrants	Weighted Average Exercise Price
Balance, September 30, 2018	1,355,362	$4.24
Expired	(1,355,362)	4.24
Balance, September 30, 2019	-	-
Issued	3,571,427	0.185
Balance, September 30, 2020	3,571,427	$0.185

15 | Page

BALSAM TECHNOLOGIES CORP. (formerly Rewardstream Solutions Inc.) NOTES TO FINANCIAL STATEMENTS FOR THE YEARS ENDED SEPTEMBER 30, 2020 AND 2019 EXPRESSED IN CANADIAN DOLLARS

7. RELATED PARTY TRANSACTIONS

Related party transactions not otherwise described in these financial statements are shown below.

The remuneration of the Company's directors and other members of key management, individuals who have the authority and responsibility for planning, directing and controlling the activities of the Company, for the years ended September 30, 2020 and 2019 are as follows:

	2020	2019

Consulting fees
Enermetals Ventures Inc. (Pat Morris, Director and former CEO)	$75,000	$75,000
Harmony Corporate Services Ltd; (Geoff Balderson, Director and CFO)	28,800	25,600
1156724 BC Ltd. (Joel Shacker, Director and CEO)	70,000	-
Danilen Villanueva, former director	-	3,500
Usama Chaudhry, former CFO	-	6,300
	$173,800	$110,400

Prepaid expenses at September 30, 2020, includes $Nil (2019 - $43,069) in advances to a company controlled by the former CEO for travel expenses and consulting fees.

Accounts payable and accrued liabilities at September 30, 2020, includes $114,035 (2019 - $7,230) owing to companies controlled by directors and officers of the Company for unpaid fees.

8. INCOME TAXES

The following table reconciles the amount of income tax recoverable on application of the statutory Canadian federal and provincial income tax rates:

	2020	2019
Loss before income taxes	$(284,538)	$(888,357)
Statutory tax rate	27%	27%
Expected income tax recovery	(76,825)	(239,856)
Items not deductible for tax purposes	(4,175)	3,558
Effect of adjustment to statutory return	-	222,411
Impact of future income tax rates applied	-	80,166
Change in unrecognized tax benefits	81,000	(66,279)
	$-	$-

16 | Page

BALSAM TECHNOLOGIES CORP. (formerly Rewardstream Solutions Inc.) NOTES TO FINANCIAL STATEMENTS FOR THE YEARS ENDED SEPTEMBER 30, 2020 AND 2019 EXPRESSED IN CANADIAN DOLLARS

8. INCOME TAXES - (cont'd)

Deferred income tax assets and liabilities

The ultimate realization of deferred income assets is dependent upon the generation of taxable income during the in periods in which those temporary differences become deductible. Due to uncertainty surrounding realization of the deferred income tax assets in the future, the Company has not recognized the benefits of its deferred income tax assets other than an amount to offset deemed income tax liabilities. Significant unrecognized tax benefits and unused tax losses for which no deferred tax assets is recognized as of September 30 are as follows:

	2020	2019
Non-capital losses	$4,650,300	$4,553,700
Exploration and evaluation assets	1,028,000	1,028,000
Share issuance costs	17,600	33,900
Capital loss	247,800	247,800
Research and development tax pools	642,700	642,700
	6,586,400	6,506,100
Less: Deferred income tax assets not recognized	(6,586,400)	(6,506,100)
Deferred tax assets, net	$-	$-

The Company has accumulated losses for Canadian tax purposes that expire in 2026 to 2039 totaling approximately $17,223,000. Research and development tax pools of $2,485,000 carry forward indefinitely.

9. FINANCIAL INSTRUMENTS

The carrying values of cash, accounts receivable, loans payable, and accounts payable and accrued liabilities approximate their fair values due to their short-term nature. Financial assets and liabilities measured at fair value on a recurring basis are classified in their entirety based on the lowest level of input that is significant to their fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis.

Management has implemented and monitors compliance with risk management policies. The Company's risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and consider the implications of market conditions in relation to the Company's activities.

There are no changes in the Company's objective, policies and processes for managing the risks and the methods used to measure the risks during the year ended September 30, 2020.

a) Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company's cash is held at a large Canadian financial institution in interest-bearing accounts.

17 | Page

BALSAM TECHNOLOGIES CORP. (formerly Rewardstream Solutions Inc.) NOTES TO FINANCIAL STATEMENTS FOR THE YEARS ENDED SEPTEMBER 30, 2020 AND 2019 EXPRESSED IN CANADIAN DOLLARS

9. FINANCIAL INSTRUMENTS - (cont'd)

b) Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they fall due. The Company's objective to managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due. The accounts payable and accrued liabilities are typically due in 30 days. The Company uses cash to settle its financial obligations as they fall due. As at September 30, 2020, the Company has a working capital of $187,621. Management is considering different alternatives to secure adequate debt or equity financing to meet the Company's short term and long-term cash requirement.

At present, the Company's operations do not generate cash flow. The Company's primary source of funding has been the issuance of equity securities. Despite previous success in acquiring financing, there is no guarantee of obtaining future financings.

c) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates, will affect the Company's operations, income or the value of the financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the returns. The Company is exposed to market risk as follows:

(i) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company is not exposed to significant interest rate risk due to the short-term to maturity of its financial instruments. The Company had no interest rate swap or financial contracts in place as at September 30, 2020 and 2019. Interest rate risk is minimal as loans have a fixed interest rate.

(ii) Foreign currency risk

Currency risk is the risk that the fair value or future cash flows from a financial instrument will fluctuate due to changes in foreign exchange rates. As at September 30, 2020, the Company did not have any financial instruments denominated in foreign currencies and considers foreign currency risk to be negligible.

(iii) Price risk

The Company has limited exposure to price risk with respect to equity prices. Equity price risk is defined as the potential adverse impact on the Company's profit or loss due to movements in individual equity prices or general movements in the level of the stock market.

18 | Page

BALSAM TECHNOLOGIES CORP. (formerly Rewardstream Solutions Inc.) NOTES TO FINANCIAL STATEMENTS FOR THE YEARS ENDED SEPTEMBER 30, 2020 AND 2019 EXPRESSED IN CANADIAN DOLLARS

10. CAPITAL MANAGEMENT

The Company's objective when managing capital is to safeguard its ability to continue as a going concern. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary. The Company manages its capital structure and makes adjustments to it to effectively support the Company's objectives. In order to pay for general administrative costs, the Company will raise additional amounts as needed.

The Company reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company considers shareholders' equity and working capital as components of its capital base. The Company may access capital through the issuance of shares or the disposition of assets. Management historically funds the Company's expenditures by issuing share capital rather than using capital sources that require fixed repayments of principal and/or interest. The Company is not subject to externally imposed capital requirements and does not have exposure to asset-backed commercial paper or similar products. The Company believes it will be able to raise additional equity capital as required, but recognizes the uncertainty attached thereto.

There were no changes to the Company's approach to capital management during the year ended September 30, 2020.

11. COMPARATIVE FIGURES

Certain of the comparative figures for the year ended September 30, 2019 have been reclassified in order to conform to the current year's presentation.

12. SUBSEQUENT EVENTS

On January 4, 2021, the Company announced a non-brokered private placement of up to 4,285,715 units at a price of $0.14 per unit for gross proceeds of up to $600,000. Each unit will consist of one common share and one share purchase warrant entitling the holder to acquire an additional common share at a price of $0.185 for a period of twelve months. As at January 28, 2021, the Company has collected $600,000. Completion of the offering is subject to the approval of the TSX Venture Exchange.

19 | Page

ITEM 19.  EXHIBITS

Exhibit No.	Exhibit
1.1*	Certificate of Amalgamation of RewardStream Solutions Inc. dated July 28, 2016
1.2*	Notice of Articles
1.3*	Articles of the Corporation
1.4*	Certificate of Change of Name dated October 8, 2020
1.5*	Certificate of Change of Name dated September 16, 2021
1.6*	Audit Committee Charter approved September 20, 2021
4.1*	Equity Incentive Plan dated September 1, 2022 as amended by directors' resolutions dated March 24, 2023
4.2*	Private Label Manufacturing Agreement with Metro Brands dated June 27, 2023
4.3*	Collaboration Agreement with Hough Inc. dated March 16, 2023
4.4*	Marketing agreement with Jonesworks dated March 15, 2023
4.5*	Executive Consulting Agreement with Steve Pear dated March 1, 2023
4.6*	Employment Agreement with Kuldip Biring dated April 22, 2022
4.7*	Exclusive Representation Agreement with Red Shovel Inc. dated December 11, 2021
4.8*	3PL & Fulfillment Master Services Agreement with KeHE Distributors, LLC dated October 27, 2021
4.9*	Distribution Agreement with Pacific Salmon Industries Inc. dated October 25, 2021
4.10*	Consignment Agreement with Vejii Holdings Ltd. dated October 7, 2021
4.11*	Employment Agreement with Chelsie Hodge dated September 20, 2021
4.12*	Escrow Assumption Agreement with Endeavor Trust Corporation and Computershare Trust Company of Canada dated September 12, 2022
4.13#*	Escrow Agreement with Computershare Trust Company of Canada and Chelsie Hodge dated September 16, 2021
4.14*	Independent Sales Representative Agreement with Active Marketing dated September 6, 2021
4.15#*	Share Purchase Agreement dated August 31, 2021 with Blender Bites Incorporated and the Selling Shareholders of Blender Bites Incorporated
8.1*	List of Significant Subsidiaries of the Company
15.1*	Letter from Davidson & Company LLP per Item 16F
15.2*	Letter from Crowe MacKay LLP per Item 16F
15.3*	Letter from Dale Matheson Carr-Hilton Labonte LLP per Item 16F
15.4	Consent of Davidson & Company LLP
15.5	Consent of Crowe MacKay LLP

# Certain information (marked by brackets as "[***]") has been excluded from this exhibit as the Company has determined that (a) the excluded information is not material and (b) the excluded information is of the type that the Company customarily and actually treats as private or confidential.

*Previously filed

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

BLENDER BITES LIMITED

(Registrant)

/s/Chelsie Hodge
Chelsie Hodge
CEO and Director
(Principal Executive Officer)

Date: September 11, 2023